UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Table of Contents

Table of Contents

1 -	Press Release	3
	Highlights	4
	Main Information	6
	Ratings	8
	Book Net Income vs. Adjusted Net Income	8
	Summarized Analysis of Adjusted Income	9
	Economic Outlook	22
	Main Economic Indicators	23
	Guidance	24
	Income Statement vs Managerial Income vs Adjusted Income	25
2 -	Economic and Financial Analysis	29
	Consolidated Statement of Financial Position	30
	Adjusted Income Statement	31
	Financial Margin - Interest and Non-Interest	31
	– Financial Margin - Interest	32
	• Loan Financial Margin - Interest	34
	• Funding Financial Margin - Interest	50
	• Securities / Other Financial Margin - Interest	55
	• Insurance Financial Margin - Interest	55
	– Financial Margin - Non-Interest	56
	Insurance, Pension Plans and Capitalization Bonds	57
	– Bradesco Vida e Previdência	64
	– Bradesco Saúde e Mediservice	66
	– Bradesco Capitalização	67
	– Bradesco Auto / RE	69
	Fee and Commission Income	71
	Personnel and Administrative Expenses	77
	– Coverage Ratio	80
	Tax Expenses	80
	Equity in the Earnings (Losses) of Unconsolidated Companies	81
	Operating Income	81
	Non-Operating Income	82
3 -	Return to Shareholders	83
	Sustainability	84
	Investor Relations Area - IR	84
	Corporate Governance	85
	Bradesco Shares	85
	Market Capitalization	88
	Main Indicators	89
	Dividends / Interest on Shareholders’ Equity	90
	Weighting in Main Stock Market Indexes	90
4 -	Additional Information	91
	Market Share of Products and Services	92
	Compulsory Deposits / Liabilities	93
	Investments in Infrastructure, Information Technology and e Telecommunications	94
	Risk Management	95
	Capital Adequacy Ratio	95
5 -	Independent Auditors’ Report	97
	Limited assurance report from independent auditors on the supplementary accounting information	98
6 -	Financial Statements, Independent Auditors’ Report on the Consolidated Interim Financial Statements and Fiscal Council’s Report	101
	Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report	102

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of customers or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments. Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis – September 2012

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first nine months of 2012 are presented below:

1.   Adjusted Net Income(1) in the first nine months of 2012 stood at R$8.605 billion (a 2.1% increase compared to the R$8.427 billion recorded in the same period last year), corresponding to earnings per share of R$2.98 in the last 12 months and Return on Average Shareholders’ Equity(2) of 19.9%.

2.   Adjusted Net Income is composed of R$5.982 billion from financial activities, representing 69.5% of the total, and R$2.623 billion from insurance, pension plan and capitalization bond operations, which accounted for 30.5%.

3.   On September 30, 2012, Bradesco’s market capitalization stood at R$113.102 billion(3), up 17.0% over the same period in 2011.

4.   Total Assets stood at R$856.288 billion in September 2012, an 18.6% increase over the same period in 2011. Return on Total Average Assets was 1.4%.

5.   The Expanded Loan Portfolio(4) stood at R$371.674 billion in September 2012, up 11.8% on the same period in 2011. Operations with individuals totaled R$114.536 billion (up 8.7%), while operations with companies totaled R$257.138 billion (up 13.3%).

6.   Assets under Management stood at R$1.172 trillion, up 20.4% on September 2011.

7.   Shareholders’ Equity stood at R$66.047 billion in September 2012, up 22.9% on September 2011. Capital Adequacy Ratio stood at 16.0% in September 2012, 11.3% of which fell under Tier I Capital.

8.  Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders at the amount of R$2.923 billion in the first nine months of 2012, of which R$1.348 billion was paid as monthly and interim dividends and R$1.575 billion was recorded in provision.

9.   Financial Margin stood at R$32.684 billion, up 12.5% in comparison with the same period in 2011.

10.   The Delinquency Ratio over 90 days stood at 4.1% on September 30, 2012 (3.8% on September 30, 2011).

11.   The Efficiency Ratio(5) improved by 0.6 p.p. (from 42.7% in September 2011 to 42.1% in September 2012), whereas the “adjusted-to-risk” ratio stood at 53.1% (52.4% in September 2011).

12.   Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$31.092 billion the first nine months of 2012, up 17.3% over the same period in 2011. Technical Reserves stood at R$117.807 billion, up 21.3% on September 2011.

13.     Investments in infrastructure, information technology and telecommunications amounted to R$2.967 billion in the first nine months of 2012, a 5.3% increase on the previous year.

14.   Taxes and contributions, including social security, paid or recorded in provision, amounted to R$17.056 billion, of which R$6.695 billion referred to taxes withheld and collected from third parties and R$10.361 billion from Bradesco Organization activities, equivalent  to 120.4% of Adjusted Net Income(1).

15.   Bradesco has an extensive customer service network in Brazil, comprising 8,439 service points (4,665 branches and 3,774 Service Branches - PAs). Customers can also use 1,456 PAEs - ATMs (Automatic Teller Machines) in companies, 41,713 Bradesco Expresso service points, 35,128 Bradesco Dia & Noite ATMs and 12,414 Banco 24 Horas ATMs.

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$124.332 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

4	Report on Economic and Financial Analysis – September 2012

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$7.660 billion. Social benefits provided to the 104,100 employees of the Bradesco Organization and their dependents amounted to R$1.840 billion, while investments in training and development programs totaled R$100.219 million.

17. On August 30, the Organization inaugurated Bradesco Next – the bank of the future – a thoroughly modern space for the presentation and experimentation of new technologies, products and services.

18. On September 13, Bradesco was once again included in the Dow Jones Sustainability Index, a select NYSE trading list that includes only those companies with the best sustainable development practices.

19. Major Awards and Acknowledgments in the period:

•       Bradesco was elected Company of the Year by the Best of Dinheiro 2012 year book, as well as the Best Insurance Company, the Best Health Company and Best Human Resources Management Company (IstoÉ Dinheiro magazine, in association with KPMG, Trevisan and Economatica);

•       For the second consecutive year, Bradesco is the most valuable brand Latin America (Latin America BrandFinance);

•       Bradesco is the most innovative company in customer relations according to a survey conducted by the consultancy DOM Strategy Partners (Consumidor Moderno magazine);

•       Bradesco is one of the 100 Best Companies to Work For in Brazil (Época  magazine, evaluated by the Great Place to Work Institute);

•       Bradesco placed first in the financial segment “Stock Exchange’s Stars” ranking. The study analyzed the performance of all Brazilian companies’ shares listed on São Paulo Stock Exchange and indicated those that created more value to their shareholders (Boston Consulting Group);

•       Bradesco was the only financial institution with a positive performance in the Stock Exchange in 2012 (Valor Econômiconewspaper, data from BM&FBovespa and Economatica);

•       For the sixth consecutive time, Grupo Bradesco Seguros ranked first in the Brazilian insurance company category (2012 Valor 1000 list of Valor Econômiconewspaper); and

•       For the second consecutive year, Grupo Bradesco Seguros was the “Best and major insurance company in Latin America”, in the “Top 100 Insurers” ranking (Latin Trademagazine).

20. With regards to sustainability, Bradesco divides its actions into three pillars:

(i) Sustainable Finances, focused on banking inclusion, social and environmental variables for loan approvals and product offering;
(ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and
(iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2012, a projected budget of R$385.473 million will benefit 111,170 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 300,150 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 83,323 people will benefit from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação Program and Technology courses (Educar e Aprender– Teach and Learn).

Bradesco	5

Press Release

Main Information

	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	Variation %
									3Q12 x 2Q12	3Q12 x 3Q11
Income Statement for the Period - R$ million
Book Net Income	2,862	2,833	2,793	2,726	2,815	2,785	2,702	2,987	1.0	1.7
Adjusted Net Income	2,893	2,867	2,845	2,771	2,864	2,825	2,738	2,684	0.9	1.0
Total Financial Margin	10,955	11,034	10,695	10,258	10,230	9,471	9,362	9,018	(0.7)	7.1
Gross Loan Financial Margin	7,460	7,362	7,181	7,162	6,928	6,548	6,180	6,143	1.3	7.7
Net Loan Financial Margin	4,157	3,955	4,087	4,501	4,149	4,111	3,820	3,848	5.1	0.2
Allowance for Loan Losses (ALL) Expenses	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(3.1)	18.9
Fee and Commission Income	4,438	4,281	4,118	4,086	3,876	3,751	3,510	3,568	3.7	14.5
Administrative and Personnel Expenses	(6,684)	(6,488)	(6,279)	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	3.0	6.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,104	11,570	9,418	11,138	9,025	9,628	7,845	9,012	(12.7)	12.0
Balance Sheet - R$ million
Total Assets	856,288	830,520	789,550	761,533	722,289	689,307	675,387	637,485	3.1	18.6
Securities	319,537	322,507	294,959	265,723	244,622	231,425	217,482	213,518	(0.9)	30.6
Loan Operations (1)	371,674	364,963	350,831	345,724	332,335	319,802	306,120	295,197	1.8	11.8
- Individuals	114,536	112,235	109,651	108,671	105,389	102,915	100,200	98,243	2.1	8.7
- Corporate	257,138	252,728	241,181	237,053	226,946	216,887	205,920	196,954	1.7	13.3
Allowance for Loan Losses (ALL)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	1.1	9.6
Total Deposits	212,869	217,070	213,877	217,424	224,664	213,561	203,822	193,201	(1.9)	(5.3)
Technical Reserves	117,807	111,789	106,953	103,653	97,099	93,938	89,980	87,177	5.4	21.3
Shareholders' Equity	66,047	63,920	58,060	55,582	53,742	52,843	51,297	48,043	3.3	22.9
Assets under Management	1,172,008	1,130,504	1,087,270	1,019,790	973,194	933,960	919,007	872,514	3.7	20.4
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.98	2.97	2.96	2.93	2.91	2.82	2.72	2.61	0.3	2.4
Book Value per Common and Preferred Share - R$	17.30	16.74	15.21	14.56	14.08	13.82	13.42	12.77	3.3	22.9
Annualized Return on Average Shareholders' Equity (3) (4)	19.9	20.6	21.4	21.3	22.4	23.2	24.2	22.2	(0.7) p.p.	(2.5) p.p.
Annualized Return on Average Assets (4)	1.4	1.4	1.5	1.6	1.7	1.7	1.7	1.7	-	(0.3) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.6	7.9	7.9	7.8	8.0	7.8	8.2	8.3	(0.3) p.p.	(0.4) p.p.
Fixed Assets Ratio - Total Consolidated	19.0	18.2	19.9	21.0	16.7	17.3	17.4	18.1	0.8 p.p.	2.3 p.p.
Combined Ratio - Insurance (5)	86.5	85.0	85.6	83.6	86.2	85.8	86.1	85.1	1.5 p.p	0.3 p.p.
Efficiency Ratio (ER) (2)	42.1	42.4	42.7	43.0	42.7	42.7	42.7	42.7	(0.3) p.p.	(0.6) p.p.
Coverage Ratio (Fee and Commission Income / Administrative and Personnel Expenses) (2)	64.4	63.2	62.9	62.2	62.7	63.5	63.6	64.2	1.2 p.p.	1.7 p.p.
Market Capitalization - R$ million (6)	113,102	104,869	113,021	106,971	96,682	111,770	117,027	109,759	7.9	17.0
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.4	7.4	7.5	7.3	7.3	6.9	7.0	7.1	-	0.1 p.p.
Non-Performing Loans (>60 days (8) / Loan Portfolio)	5.1	5.1	5.1	4.8	4.6	4.5	4.4	4.3	-	0.5 p.p.
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.1	4.2	4.1	3.9	3.8	3.7	3.6	3.6	(0.1) p.p.	0.3 p.p.
Coverage Ratio (> 90 days (8))	179.0	177.4	181.7	184.4	194.0	189.3	193.6	197.6	1.6 p.p	(15.0) p.p.
Coverage Ratio (> 60 days (8))	144.8	144.0	146.6	151.8	159.6	154.0	159.1	163.3	0.8 p.p	(14.8) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	16.0	17.0	15.0	15.1	14.7	14.7	15.0	14.7	(1.0) p.p.	1.3 p.p.
- Tier I	11.3	11.8	12.0	12.4	12.2	12.9	13.4	13.1	(0.5) p.p.	(0.9) p.p.
- Tier II	4.7	5.2	3.0	2.7	2.5	1.8	1.7	1.7	(0.5) p.p.	2.2 p.p.
- Deductions	-	-	-	-	-	-	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis – September 2012

Press Release

Main Information

	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Variation %
									Sept12 vs Jun12	Sept12 vs Sept11
Structural Information - Units
Service Points	67,225	65,370	62,759	59,721	55,832	53,256	50,977	48,691	2.8	20.4
- Branches	4,665	4,650	4,636	4,634	3,945	3,676	3,651	3,628	0.3	18.3
- PAs (9)	3,774	3,243	2,986	2,962	2,990	2,982	2,978	2,933	16.4	26.2
- PAEs (9)	1,456	1,476	1,497	1,477	1,589	1,587	1,588	1,557	(1.4)	(8.4)
- Outplaced Bradesco Network ATMs (10)	3,954	3,992	3,974	3,913	3,953	3,962	3,921	3,891	(1.0)	-
- Banco24Horas Network ATMs (10)	10,464	10,459	10,583	10,753	10,815	10,856	10,326	9,765	0.1	(3.2)
- Bradesco Expresso (Correspondent Banks)	41,713	40,476	38,065	34,839	31,372	29,263	27,649	26,104	3.1	33.0
- Bradesco Promotora de Vendas	1,186	1,061	1,005	1,131	1,157	919	853	801	11.8	2.5
- Branches / Subsidiaries Abroad	13	13	13	12	11	11	11	12	-	18.2
ATMs	47,542	47,484	47,330	46,971	45,596	45,103	44,263	43,072	0.1	4.3
- Bradesco Network	35,128	35,226	35,007	34,516	33,217	32,714	32,514	32,015	(0.3)	5.8
- Banco24Horas Network	12,414	12,258	12,323	12,455	12,379	12,389	11,749	11,057	1.3	0.3
Credit and Debit Cards - in millions	149.3	150.1	159.9	155.7	153.0	150.4	147.5	145.2	(0.5)	(2.4)
- Credit Cards (11)	93.0	95.3	93.8	91.4	90.1	89.0	87.4	86.5	(2.4)	3.2
- Debit Cards (12)	56.4	54.8	66.1	64.3	62.9	61.4	60.1	58.7	2.9	(10.3)
Employees	104,100	104,531	105,102	104,684	101,334	98,317	96,749	95,248	(0.4)	2.7
Outsourced Employees and Interns	13,013	12,661	12,659	11,699	10,731	10,563	10,321	9,999	2.8	21.3
Customers - in millions
Checking accounts	25.6	25.6	25.4	25.1	24.7	24.0	23.5	23.1	-	3.6
Savings Accounts (13)	48.3	45.2	41.3	43.4	40.6	39.7	39.4	41.1	6.9	19.0
Insurance Group	42.4	41.9	40.8	40.3	39.4	38.0	37.0	36.2	1.2	7.6
- Policyholders	36.7	36.3	35.4	35.0	34.3	33.0	32.1	31.5	1.1	7.0
- Pension Plan Participants	2.3	2.2	2.2	2.2	2.1	2.1	2.1	2.0	4.5	9.5
- Capitalization Bond Customers	3.4	3.4	3.2	3.1	3.0	2.9	2.8	2.7	-	13.3
Bradesco Financiamentos	3.7	3.8	3.8	3.8	4.0	4.2	4.5	4.9	(2.6)	(7.5)

(1)     Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)     In the last 12 months;

(3)     Excluding mark-to-market effect of available-for-sale securities recorded under shareholders’ equity;

(4)     Adjusted net income for the period;

(5)     Excludes additional reserves;

(6)     Number of shares (excluding treasury shares) multiplied by the closing price of common and preferred shares on the period’s last trading day;

(7)     As defined by the Brazilian Central Bank (Bacen);

(8)     Credits overdue;

(9)     PA (Service Branch): a result from the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution 4,072 of April 26, 2012; and PAE: ATM located in the premises of a company;

(10)   Including overlapping ATMs within the Bank’s own network and the Banco24Horas  network: 2,039 in September 2012 ; 2,059 in June 2012; 2,050 in March 2012; 2,019 in December 2011; 2,040 in September 2011; 2,045 in June 2011; 2,024 in March 2011; and 1,999 in December 2010;

(11)   The decreased credit card base in 3Q12 is due to the exclusion of idle cards;

(12)   The decreased debit card base in 2Q12 is due to the exclusion of idle cards; and

(13)   Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
a -	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		A -	F1	BBB +	F2	AAA (bra)	F1 + (bra)

Moody´s Investors Service								R&I Inc.
Financial Strength / Individual Credit Risk Profile	International Scale					Domestic Scale		International Scale
C - / baa1	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A3	P - 2	Baa2	P-2	Aaa.br	BR - 1

Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+	brAAA	brA -1
BBB	A - 2	BBB	A - 2	brAAA	brA - 1

Book Net Income vs Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

R$ million
	9M12	9M11	3Q12	2Q12
Book Net Income	8,488	8,302	2,862	2,833

Non-Recurring Events	117	125	31	34
- Earnings from Extended Securities Terms (1)	(2,116)	-	(2,116)	-
- Additional Technical Reserve due to Real Interest Rate Reduction (1)	2,116	-	2,116	-
- Reversal of Provision for Tax Risks	-	(2,126)	-	-
- Additional ALL	-	1,006	-	-
- Labor Provision	-	501	-	-
- Other (2)	195	604	52	57
- Tax Effects	(78)	140	(21)	(23)
Adjusted Net Income	8,605	8,427	2,893	2,867
0
ROAE % (3)	19.6	22.0	20.2	20.6
0
ADJUSTED ROAE % (3)	19.9	22.4	20.4	20.9

(1)  See page 17 – "Income from Insurance, Pension Plans and Capitalization Bonds – Non-Recurring Events."

(2)  Includes civil provision, of which: R$195 million in the first nine months of 2012, R$52 million in the third quarter of 2012 and R$57 million in the second quarter of 2012. The first nine months of 2011 include basically: (i) asset impairment, amounting to R$152 million; and (ii) civil provision, amounting to R$403 million.

      (3)  Annualized.

8	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this

Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

	R$ million
	Adjusted Income Statement
	9M12	9M11	Variation		3Q12	2Q12	Variation
			9M12 x 9M11				3Q12 x 2Q12
			Amount	%			Amount	%
Financial Margin	32,684	29,063	3,621	12.5	10,955	11,034	(79)	(0.7)
- Interest	31,343	27,685	3,658	13.2	10,603	10,518	85	0.8
- Non-interest	1,341	1,378	(37)	(2.7)	352	516	(164)	(31.8)
ALL	(9,804)	(7,576)	(2,228)	29.4	(3,303)	(3,407)	104	(3.1)
Gross Income from Financial Intermediation	22,880	21,487	1,393	6.5	7,652	7,627	25	0.3
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,859	2,437	422	17.3	1,029	953	76	8.0
Fee and Commission Income	12,837	11,137	1,700	15.3	4,438	4,281	157	3.7
Personnel Expenses	(9,044)	(7,921)	(1,123)	14.2	(3,119)	(3,047)	(72)	2.4
Other Administrative Expenses	(10,407)	(9,724)	(683)	7.0	(3,565)	(3,441)	(124)	3.6
Tax Expenses	(3,041)	(2,659)	(382)	14.4	(1,038)	(991)	(47)	4.7
Equity in the Earnings (Losses) of Unconsolidated Companies	104	91	13	14.3	45	19	26	136.8
Other Operating Income / (Expenses)	(3,085)	(2,593)	(492)	19.0	(1,054)	(1,035)	(19)	1.8
Operating Result	13,103	12,255	848	6.9	4,388	4,366	22	0.5
Non-Operating Income	(60)	(1)	(59)	-	(20)	(22)	2	(9.1)
Income Tax / Social Contribution	(4,384)	(3,713)	(671)	18.1	(1,455)	(1,461)	6	(0.4)
Non-controlling Interest	(54)	(114)	60	(52.6)	(20)	(16)	(4)	25.0
Adjusted Net Income	8,605	8,427	178	2.1	2,893	2,867	26	0.9

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves of Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemptions –Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net income and Profitability

In the third quarter of 2012, Bradesco posted adjusted net income of R$2,893 million, up 0.9%, or R$26 million, on the previous quarter, mainly driven by: (i) greater fee and commission income arising from the increase in business volume, (ii) lower allowance for loan lossexpenses, (iii) higher operating insurance income, offset by: (iv) higher personnel and administrative expenses, and (v) lower financial margin income, a result of lower income from non-interest portion.

In comparison with the same period a year earlier, adjusted net income increased by R$178 million, or 2.1% in the first nine months of 2012, for Return on Average Shareholders’ Equity (ROAE) of 19.9%.

Shareholders Equity stood at R$66,047 million in September 2012, up 22.9% on the balance of September 2011. This increase is partially due to the surplus value of some securities reclassified from Held to Maturity to Available for Sale for adoption of CPCs 38 and 40 by the Insurance Group. The Capital Adequacy Ratio stood at 16.0%, 11.3% of which fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$856,288 million in September 2012, up 18.6% over September 2011, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) reached 1.4%.

10	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The Efficiency Ratio in the last 12 months(1)improved by 0.3 p.p. for the third consecutive quarter, including the raise in salary levels as determined by the collective bargaining agreement, reaching 42.1% in the third quarter of 2012, lowest recorded in the last nine quarters. The improvement in ER was mainly driven by the growth in financial margin and fee and commission income, which was mainly due to an increase in average business volume, resulting from accelerated organic growth, which began in the second half of 2011, combined with the ongoing cost control efforts and the Efficiency Committee actions.

Quarterly ER was up 1.2 p.p. over the same period in the previous year, as a result of the aforementioned factors, combined with the 19.1% increase in income from insurance, pension plans and capitalization bonds.

The “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2), remained stable over the previous quarter at 53.1%, thanks to the stable delinquency ratio in the period.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the third quarter of 2012 would be 44.9%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Press Release	Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$79 million decrease between the third quarter of 2012 and the second quarter of 2012 was mainly due to:

•         lower gains from the non-interest margin, in the amount of R$164 million, as a result of lower treasury/security gains; and

offset by:

•         a R$85 million increase in interest-earning operations, mainly due to higher gains with: (i) “Loans”, due to increased volume of transactions in the period, and (ii) “Securities/Other” margins.

Financial margin posted a R$3,621 million improvement between the first nine months of 2012 and the same period in 2011, for growth of 12.5%, mainly driven by:

•      a R$3,658 million increase in income from interest-earning operations due to an increase in business volume, mainly from:
(i) “Loans”; and (ii) “Securities/Other;” and

offset by:

•      lower income from the non-interest margin, in the amount of R$37 million, due to lower “Treasury/Securities” gains.

12	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	9M12			9M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,003	280,666	10.6%	19,656	250,059	10.6%
Funding	3,228	333,543	1.3%	3,393	295,027	1.5%
Insurance	2,271	110,526	2.7%	2,618	92,422	3.8%
Securities/Other	3,841	288,773	1.8%	2,018	225,793	1.2%

Financial Margin	31,343	-	7.4%	27,685	-	7.5%

	3Q12			2Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,460	287,987	10.8%	7,362	281,442	10.9%
Funding	1,019	332,488	1.2%	1,041	336,954	1.2%
Insurance	694	115,647	2.4%	726	110,120	2.7%
Securities/Other	1,430	298,905	1.9%	1,389	283,763	2.0%

Financial Margin	10,603	-	7.4%	10,518	-	7.5%

The annualized interest financial margin rate stood at 7.4% in the third quarter of 2012, down 0.1 p.p. on the previous quarter, mainly due to: (i) the reduction in the average “Loan” margin rate, which was impacted by the decrease in interest rates in effect and the change in the loan portfolio mix; and (ii) the shrinkage in the average “Insurance” margin rate, due to the increase of the IGPM in the period, which affected the adjustment for inflation of part of technical reserves.

Bradesco	13

Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In September 2012, Bradesco’s loan operations totaled R$371.7 billion. The 1.8% increase in the quarter was due to growth of: (i) 2.1% in Individuals; (ii) 2.0% in Small and Medium-sized Entities (SMEs); and (iii) 1.5% in Corporations.

Over the last 12 months, the expanded portfolio increased 11.8.%, driven by: (i) 13.3% growth in Corporations; (ii) 13.3% growth in SMEs; and (iii) 8.7% growth in Individuals.

To the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; and (ii) export financing.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan. For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the third quarter of 2012, ALL expenses stood at R$3,303 million, down 3.1% from the previous quarter, even considering the 1.9% growth in the loan portfolio – as defined by Bacen in the period. This was mainly due to change occurred only in the second quarter of 2012.

In comparison with the first nine months of 2011, ALL expenses in the same period in 2012 came to R$9,804 million, a 29.4% increase, mainly due to: (i) a 9.2% growth in loan operations - as defined by Bacen; and (ii) greater delinquency ratio in the period.

14	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days(1)

The delinquency ratio over 90 days was down 0.1 p.p. in the quarter, despite the changes in mix of business. It is worth highlighting Corporations’ lower delinquency ratio. (1) As defined by Bacen.

Coverage Ratios(1)

The following graph presents the changes in coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In September 2012, these ratios stood at 144.8% and 179.0%, respectively, posting a slight improvement in the period and pointing to a comfortable level of provisioning.

The ALL, totaling R$20.9 billion in September 2012, was made up of: (i) R$16.9 billion required by Bacen; and (ii) R$4.0 billion in excess provisions.

Bradesco	15

Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the third quarter of 2012 stood at R$837 million (R$881 million in the second quarter of 2012), with an annualized Return on Shareholders’ Equity of 24.9%.	Net income totaled R$2.623 billion, up 12.0% in the first nine months of 2012 in comparison with the same period a year earlier (R$2.341 billion), with a 24.6% Return on Shareholders’ Equity.

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	Variation %
									3Q12 x 2Q12	3Q12 x 3Q11
Net Income	837	881	905	860	780	800	761	779	(5.0)	7.3
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	10,104	11,570	9,418	11,138	9,025	9,628	7,845	9,012	(12.7)	12.0
Technical Reserves	117,807	111,789	106,953	103,653	97,099	93,938	89,980	87,177	5.4	21.3
Financial Assets (1)	133,738	128,526	122,147	116,774	110,502	106,202	102,316	100,038	4.1	21.0
Claims Ratio	70.4	71.3	71.9	68.6	71.5	72.2	72.0	71.1	(0.9) p.p.	(1.1) p.p.
Combined Ratio	86.5	85.0	85.6	83.6	86.2	85.8	86.1	85.1	1.5 p.p.	0.3 p.p.
Policyholders / Participants and Customers (in thousands)	42,363	41,898	40,785	40,304	39,434	37,972	37,012	36,233	1.1	7.4
Employees	7,545	7,478	7,574	7,608	7,571	7,594	7,544	7,459	0.9	(0.3)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (2)	24.5	24.8	23.4	25.6	24.9	25.0	23.2	24.7	(0.3) p.p.	(0.4) p.p.

(1) As of the fourth quarter of 2010, held-to-maturity securities were reclassified to available for sale category, for adoption of CPCs 38 and 40; and

(2) The third quarter of 2012 includes the latest data released by Susep (August 12).

Note: For comparison purposes, the non-recurring effects arising from the additional technical reserve due to the real interest rate reduction were not considered in the third quarter ratio.

16	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Below we point out the main non-recurring events in the third quarter of 2012, which, however, had not an impact on Insurance Group’s result:

(i) Financial Assets: Aiming at streamlining our Assets Liability Management – ALM, we extended the terms of some available-for-sale securities covering technical reserves. This resulted in a R$2.1-billion gain in financial revenues; and

(ii) Technical Reserves: Based on economic and actuarial studies, the Insurance Group decided to adapt its long-term technical reserves to the current real interest rates. As a result, we had a R$2.1 billion expense on additional technical reserves.

Note that, despite the R$2.1 billion expense with available-for-sale securities, this portfolio’s mark-to-market balance increased R$189 million in the third quarter of 2012, totaling R$5.8 billion in September 2012 (June 2012 – R$5.6 billion).

Due to the excellent performance of the Life and Pension Plan segments in the second quarter of 2012 and the known seasonality of the insurance segment, the quarterly revenue stood at R$10.1 billion, lower in a quarter-on-quarter comparison, but up 12.0% when compared to the previous year.

Net income for the third quarter of 2012 was down 5.0% over the previous quarter, mainly due to: (i) the 12.7% decrease in revenue; partially offset by: (ii) the 0.9 p.p. reduction in claims ratio; and (iii) the improved financial and equity income.

Year on year, quarterly net income was up 7.3%, due to: (i) the 12.0% increase in revenue; (ii) 1.1 p.p. drop in claims ratio; (iii) lower general and administrative expenses; partially offset by: (iv) a decreased financial income.

In the first nine months, total revenue increased by 17.3% over the same period in 2011, which was driven by the performance of all segments, that posted an over two-digit growth in the period.

Net income for the first nine months of 2012 was up 12.0% over the same period in 2011, due to: (i) a 17.3% increase in revenue; (ii) the focus on more profitable products; (iii) the 0.7 p.p. drop in claims ratio; (iv) improved equity income; and (v) lower general and administrative expenses, despite the sector’s collective bargaining agreement in January 2012; partially offset by:
(vi) a decreased financial income.

With regards to solvency, Grupo Bradesco de Seguros e Previdência complies with Susep and ANS rules, also complying with global standards (Solvency II), with a leverage of 2.3 times its Shareholders’ Equity in the period.

Bradesco	17

Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the third quarter of 2012, fee and commission income came to R$4,438 million, up R$157 million, or 3.7%, over the previous quarter, due to the increase in business volume. This result  was due to: (i) an increase in income from cards; (ii) an increase in income from fund management; (iii) an increase in income from checking accounts; (iv) an increase in income from collections; and partially offset by: (v) lower gains from capital market operations (underwriting / financial advisory).

In comparison with the same period a year earlier, the increase of R$1,700 million, or 15.3%, in fee and commission income in the first nine months of 2012 was mainly due to: (i) the performance of the credit card segment, driven by the growth in credit card base and revenue; (ii) higher income from checking accounts, which was a result of a better business volume and an increase in the checking account holder base, which posted net growth of 945 thousand accounts in the period; (iii) greater income from fund management; (iv) greater gains from capital market operations (underwriting / financial advisory); and (v) greater income from loan operations, resulting from an increase in volume of contracted operations and surety and guarantee operations.

18	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the third quarter of 2012, the R$72 million increase from the previous quarter was due to the following:

•         structural expenses – up R$112 million, mainly due to raise in salary levels, as determined by the collective bargaining agreement, and adjustments to labor obligations; and

•         non-structural expenses – R$40 million decrease, mainly due to lower expenses with: (i) provision for labor claims; and (ii) employee and management profit sharing.

In comparison with the same period in 2011, the R$1,123 million increase in the first nine months of 2012 was mainly the result of:

•         R$951 million in structural expenses, resulting from: (i) increased expenses with salaries,  social charges and benefits, due to raise in salary levels (2011 and 2012 collective bargaining agreements); and (ii) the net increase in the number of employees by 2,766 professionals, due to organic growth in the period; and

• R$172 million in non-structural expenses, basically driven by greater expenses with employee and management profit sharing in the period.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans. Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the third quarter of 2012, the 3.6% increase in administrative expenses from the previous quarter was mainly the result of higher expenses with: (i) outsourced services, mainly due to Cards variable expenses; (ii) data processing; and (iii) marketing and advertising, mainly due to the actions taken during the 2012 London Olympic and Paralympic Games, regarding the 2016 Rio Olympics sponsorship rights.

In comparison with the nine months of 2012 and the same period a year earlier, the 7.0% increase in the third quarter of 2012 was mainly due to: (i) the increase in business and services volume; (ii) contractual adjustments; and (iii) the opening of 11,393 service points, mainly the increase to 720 branches and 10,341 Bradesco Expresso points, for a total of 67,225 service points on September 30, 2012; which was partially offset by lower expenses with: (iv) outsourced services; and (v) marketing and advertising.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$1,054 million in the third quarter of 2012, up R$19 million over the previous quarter, and R$492 million in comparison with the first nine months of 2012.

Compared with the same quarter last year and the previous quarter, the increase in other operating expenses, net of other operating income, was mainly the result of greater expenses with: (i) operating provisions, particularly those for tax and civil contingencies; (ii) sundry losses; and (iii) amortization of intangible assets due to acquisition of banking rights.

20	Report on Economic and Financial Analysis – September 2012

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the quarter-on-quarter comparison, income tax and social contribution expenses remained practically steady, mainly due to the fact that the taxable result remained the same in the period.

In the year-on-year comparison, the increase in these expenses is mainly the result of: (i) greater taxable result; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$21,096 million in the third quarter of 2012, a R$448 million decrease from the previous quarter. This was mainly due to: (i) the depreciation of investment in Cielo, whose share value decreased by 14.4% in the quarter; and partially offset by: (ii) the appreciation of fixed-income securities due to mark-to-market accounting.

Bradesco	21

Press Release

Economic Outlook

The third quarter was marked by a new shift in the global scenario as the concerns that had increased in the previous three months began to abate. In an atypically proactive and decisive manner, the main central banks renewed or increased their commitment to injecting liquidity into the markets, which reacted positively. The ECB - European Central Bank signaled its intention of intervening in the sovereign debt markets, contingent upon the assumption of certain obligations by the beneficiaries. Even if this initiative does not solve the eurozone’s current structural and non-structural problems, it has contributed substantially to reducing the risk of extreme events in the region. At the same time, the Federal Reserve gave the market a pleasant surprise when it inaugurated the third phase of its quantitative easing program (QE3). In addition to announcing a program to purchase mortgage-backed securities, with no definite closing date, it signaled the maintenance of zero interest until mid-2015 and undertook to continue its expansionist measures even after the U.S. economy shows signs of a sustainable recovery. The Japanese central bank also expanded its asset purchase program.

This series of initiatives should help the recovery of the global economy in the coming quarters, albeit moderately, although they have not eliminated all the existing fears. In particular, there is still a good deal of uncertainty regarding the end of the fiscal stimuli in the United States (the so-called “fiscal cliff”), the degree of commitment of the European nations to adjusting their public finances and, more recently, midterm growth in China, which will be undergoing a political transition in the fourth quarter and whose growth rates are approaching 7.5%.

In Brazil, there was also a shift in the third quarter, this time towards economic activity. The various monetary and fiscal stimuli began to generate more positive results, including an upturn in business confidence. The auto sector measures were particularly effective in that they encouraged sales and reduced inventories to near-normal levels. There are also recent indications suggesting that industrial production is recovering in segments that are not directly related to the auto industry.

Looking forward, it would appear that the recovery is sustainable. The capital goods segment, in particular, should benefit from temporary measures, such as more attractive funding rates and accelerated depreciation, as well as the federal government’s purchase program aimed at the segment. Looking further ahead, investments in general should also benefit from the recent infrastructure concessions. For the economy as a whole, the sector-specific tax breaks and the measures to trim production costs, such as the reduction in electricity tariffs, should make the country more competitive. It is also worth highlighting the excellent prospects for domestic agriculture and cattle-raising, which is already having a positive impact on growth, following the negative shock in the first quarter.

Bradesco is maintaining its positive long-term outlook for Brazil. The country’s ample foreign reserves (US$379 billion, versus US$208 billion in September 2008) and the volume of reserve requirements (R$365 billion, versus R$272 billion four years ago) constitute lines of defense that can be called upon rapidly if necessary – such as the reduction in reserve requirements in September. Pre-salt oil exploration and the major global sporting events scheduled for the coming years constitute unique opportunities for a select group of nations. In addition, the ongoing and intense upward social mobility process has expanded the domestic consumer market, in turn generating excellent prospects for Brazil’s banking system.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

22	Report on Economic and Financial Analysis – September 2012

Press Release

Main Economic Indicators

Main Indicators (%)	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10	9M12	9M11
Interbank Deposit Certificate (CDI)	1.91	2.09	2.45	2.67	3.01	2.80	2.64	2.56	6.59	8.70
Ibovespa	8.87	(15.74)	13.67	8.47	(16.15)	(9.01)	(1.04)	(0.18)	4.27	(24.50)
USD – Commercial Rate	0.46	10.93	(2.86)	1.15	18.79	(4.15)	(2.25)	(1.65)	8.25	11.30
General Price Index - Market (IGP-M)	3.79	2.56	0.62	0.91	0.97	0.70	2.43	3.18	7.10	4.15
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.42	1.08	1.22	1.46	1.06	1.40	2.44	2.23	3.77	4.97
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.48	1.48	1.48	1.48	1.48	1.48	1.48	4.37	4.50
Reference Interest Rate (TR)	0.03	0.07	0.19	0.22	0.43	0.31	0.25	0.22	0.29	0.99
Savings Account (Old Rule) (1)	1.53	1.58	1.70	1.73	1.95	1.82	1.76	1.73	4.89	5.62
Savings Account (New Rule) (1)	1.40	-	-	-	-	-	-	-	1.89	-
Business Days (number)	64	62	63	62	65	62	62	63	189	189
Indicators (Closing Rate)	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10	Sept12	Sept11
USD – Commercial Selling Rate - (R$)	2.0306	2.0213	1.8221	1.8758	1.8544	1.5611	1.6287	1.6662	2.0306	1.8500
Euro - (R$)	2.6109	2.5606	2.4300	2.4342	2.4938	2.2667	2.3129	2.2280	2.6109	2.4930
Country Risk (points)	166	208	177	223	275	148	173	189	166	275
Basic Selic Rate Copom (% p.a.)	7.50	8.50	9.75	11.00	12.00	12.25	11.75	10.75	7.50	12.00
BM&F Fixed Rate (% p.a.)	7.48	7.57	8.96	10.04	10.39	12.65	12.28	12.03	7.48	10.39

(1)  The 3Q12 and 9M12 consider the new savings account remuneration rule, which defines that: (i) the existing deposits up to May 3, 2012 will continue to remunerate at TR + 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are:
(a) if the Selic rate is higher than 8.5% p.a., the TR + 6.17% p.a. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	2.00	2.00	2.10
Extended Consumer Price Index (IPCA)	5.40	5.20	5.00
General Price Index - Market (IGP-M)	7.80	4.60	4.50
Selic (year-end)	7.25	8.25	8.25
Gross Domestic Product (GDP)	1.60	4.00	4.50

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Press Release

Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio(1)	14% to 18%
Individuals	12% to 16%
Companies	14% to 18%
SMEs	16% to 20%
Corporations	13% to 17%
Products
Vehicles	2% to 6%
Cards(2)	10% to 14%
Real Estate Financing (origination)	R$ 14.0 bi
Payroll-Deductible Loans	26% to 30%
Financial Margin(3)	10% to 14%
Fee and Commission Income	10% to 14%
Operating Expenses(4)	8% to 12%
Insurance Premiums	15% to 19%

(1)     Expanded Loan Portfolio;

(2)     Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;

(3)     Under current criterion, Guidance for Interest Financial Margin; and

(4)     Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – September 2012

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Third Quarter of 2012

	R$ million
	3Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	13,842	(290)	45	18	(615)	-	-	-	70	13,070	(2,116)	10,955
ALL	(3,552)	-	-	-	348	(99)	-	-	-	(3,303)	-	(3,303)
Gross Income from Financial Intermediation	10,290	(290)	45	18	(267)	(99)	-	-	70	9,767	(2,116)	7,652
Income from Insurance, Pension Plans and Capitalization Bonds (10)	(1,087)	-	-	-	-	-	-	-	-	(1,087)	2,116	1,029
Fee and Commission Income	4,332	-	-	-	-	-	107	-	-	4,438	-	4,438
Personnel Expenses	(3,119)	-	-	-	-	-	-	-	-	(3,119)	-	(3,119)
Other Administrative Expenses	(3,447)	-	-	-	-	-	-	(118)	-	(3,565)	-	(3,565)
Tax Expenses	(1,021)	-	-	-	(10)	-	-	-	(8)	(1,038)	-	(1,038)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	-	-	-	-	-	-	-	-	45	-	45
Other Operating Income/Expenses	(1,639)	290	(45)	(18)	277	20	(107)	118	-	(1,105)	52	(1,054)
Operating Result	4,354	-	-	-	-	(79)	-	-	62	4,337	52	4,388
Non-Operating Income	(99)	-	-	-	-	79	-	-	-	(20)	-	(20)
Income Tax / Social Contribution and Non-controlling Interest	(1,393)	-	-	-	-	-	-	-	(62)	(1,455)	(21)	(1,475)
Net Income	2,862	-	-	-	-	-	-	-	-	2,862	31	2,893

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	25

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Second Quarter of 2012

	R$ million
	2Q12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,304	(271)	37	22	(618)	-	-	-	1,560	11,034	-	11,034
ALL	(3,650)	-	-	-	342	(98)	-	-	-	(3,407)	-	(3,407)
Gross Income from Financial Intermediation	6,654	(271)	37	22	(276)	(98)	-	-	1,560	7,627	-	7,627
Income from Insurance, Pension Plans and Capitalization Bonds (10)	953	-	-	-	-	-	-	-	-	953	-	953
Fee and Commission Income	4,174	-	-	-	-	-	107	-	-	4,281	-	4,281
Personnel Expenses	(3,047)	-	-	-	-	-	-	-	-	(3,047)	-	(3,047)
Other Administrative Expenses	(3,322)	-	-	-	-	-	-	(119)	-	(3,441)	-	(3,441)
Tax Expenses	(813)	-	-	-	(8)	-	-	-	(170)	(991)	-	(991)
Equity in the Earnings (Losses) of Unconsolidated Companies	19	-	-	-	-	-	-	-	-	19	-	19
Other Operating Income/Expenses	(1,620)	271	(37)	(22)	284	20	(107)	119	-	(1,092)	57	(1,035)
Operating Result	2,998	-	-	-	-	(78)	-	-	1,390	4,310	57	4,366
Non-Operating Income	(100)	-	-	-	-	78	-	-	-	(22)	-	(22)
Income Tax / Social Contribution and Non-controlling Interest	(65)	-	-	-	-	-	-	-	(1,390)	(1,455)	(23)	(1,477)
Net Income	2,833	-	-	-	-	-	-	-	-	2,833	34	2,867

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

26	Report on Economic and Financial Analysis – September 2012

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Nine Months of 2012

	R$ million
	9M12
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,921	(747)	141	(30)	(1,748)	29	-	-	1,235	34,801	(2,116)	32,684
ALL	(10,501)	-	-	-	955	(258)	-	-	-	(9,804)	-	(9,804)
Gross Income from Financial Intermediation	25,420	(747)	141	(30)	(793)	(229)	-	-	1,235	24,997	(2,116)	22,880
Income from Insurance, Pension Plans and Capitalization Bonds (10)	743	-	-	-	-	-	-	-	-	743	2,116	2,859
Fee and Commission Income	12,501	-	-	-	-	-	336	-	-	12,837	-	12,837
Personnel Expenses	(9,044)	-	-	-	-	-	-	-	-	(9,044)	-	(9,044)
Other Administrative Expenses	(10,060)	-	-	-	-	-	-	(347)	-	(10,407)	-	(10,407)
Tax Expenses	(2,957)	-	-	-	50	-	-	-	(135)	(3,041)	-	(3,041)
Equity in the Earnings (Losses) of Unconsolidated Companies	104	-	-	-	-	-	-	-	-	104	-	104
Other Operating Income/Expenses	(4,746)	747	(141)	30	743	78	(336)	347	-	(3,279)	195	(3,085)
Operating Result	11,961	-	-	-	-	(151)	-	-	1,100	12,909	195	13,103
Non-Operating Income	(211)	-	-	-	-	151	-	-	-	(60)	-	(60)
Income Tax / Social Contribution and Non-controlling Interest	(3,262)	-	-	-	-	-	-	-	(1,100)	(4,361)	(78)	(4,438)
Net Income	8,488	-	-	-	-	-	-	-	-	8,488	117	8,605

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Bradesco	27

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

Nine Months of 2011

	R$ million
	9M11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	29,399	(344)	81	(282)	(1,266)	-	-	-	1,475	29,063	-	29,063
ALL	(9,125)	-	-	-	718	(175)	-	-	-	(8,582)	1,006	(7,576)
Gross Income from Financial Intermediation	20,274	(344)	81	(282)	(548)	(175)	-	-	1,475	20,481	1,006	21,487
Income from Insurance, Pension Plans and Capitalization Bonds (10)	2,437	-	-	-	-	-	-	-	-	2,437	-	2,437
Fee and Commission Income	10,815	-	-	-	-	-	322	-	-	11,137	-	11,137
Personnel Expenses	(8,421)	-	-	-	-	-	-	-	-	(8,421)	501	(7,921)
Other Administrative Expenses	(9,444)	-	-	-	-	-	-	(280)	-	(9,724)	-	(9,724)
Tax Expenses	(2,618)	-	-	-	119	-	-	-	(160)	(2,659)	-	(2,659)
Equity in the Earnings (Losses) of Unconsolidated Companies	91	-	-	-	-	-	-	-	-	91	-	91
Other Operating Income/Expenses	(2,061)	344	(81)	282	429	-	(322)	280	-	(1,129)	(1,464)	(2,593)
Operating Result	11,073	-	-	-	-	(175)	-	-	1,315	12,213	43	12,255
Non-Operating Income	(118)	-	-	-	-	175	-	-	-	57	(58)	(1)
Income Tax / Social Contribution and Non-controlling Interest	(2,653)	-	-	-	-	-	-	-	(1,315)	(3,968)	140	(3,827)
Net Income	8,302	-	-	-	-	-	-	-	-	8,302	125	8,427

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses, classified as “Other Operating Expenses, were reclassified under the item “Tax Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “ALL Expenses - Allowance for Loan Losses” / “Other Operating Income/Expenses;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)     Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption - Insurance, Pension Plan and Capitalization Bond Selling Expenses.

28	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Statement of Financial Position

	R$ million
	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10
Assets
Current and Long-Term Assets	840,295	815,063	773,896	746,090	710,238	677,571	663,599	625,783
Cash and Cash Equivalents	12,944	13,997	25,069	22,574	10,018	7,715	6,785	15,738
Interbank Investments	126,772	92,858	84,690	82,303	85,963	86,147	100,159	73,232
Securities and Derivative Financial Instruments	319,537	322,507	294,959	265,723	244,622	231,425	217,482	213,518
Interbank and Interdepartmental Accounts	56,276	62,510	61,576	72,906	71,951	67,033	67,292	66,326
Loan and Leasing Operations	262,748	258,242	250,201	248,719	241,812	231,862	222,404	213,532
Allowance for Loan Losses (ALL)	(20,915)	(20,682)	(20,117)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)
Other Receivables and Assets	82,933	85,631	77,518	73,405	74,963	70,754	66,217	59,727
Permanent Assets	15,993	15,457	15,654	15,443	12,051	11,736	11,788	11,702
Investments	1,907	1,889	2,076	2,052	1,721	1,699	1,675	1,577
Premises and Leased Assets	4,500	4,523	4,551	4,413	3,812	3,658	3,666	3,766
Intangible Assets	9,586	9,045	9,027	8,978	6,518	6,379	6,447	6,359
Total	856,288	830,520	789,550	761,533	722,289	689,307	675,387	637,485
*
Liabilities
Current and Long-Term Liabilities	789,036	765,398	730,214	704,664	667,312	635,360	623,069	588,610
Deposits	212,869	217,070	213,877	217,424	224,664	213,561	203,822	193,201
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	245,538	225,974	213,930	197,448	171,458	164,204	178,989	171,497
Funds from Issuance of Securities	53,810	51,158	48,482	41,522	32,879	29,044	21,701	17,674
Interbank and Interdepartmental Accounts	3,649	3,618	3,231	4,614	2,974	3,037	2,647	3,790
Borrowing and Onlending	45,399	47,895	47,112	53,247	49,057	45,207	41,501	38,196
Derivative Financial Instruments	4,148	3,568	2,703	735	1,724	1,221	2,358	730
Reserves for Insurance, Pension Plans and Capitalization Bonds	117,807	111,789	106,953	103,653	97,099	93,938	89,980	87,177
Other Liabilities	105,816	104,326	93,926	86,021	87,457	85,148	82,071	76,345
Deferred Income	619	615	646	672	622	505	447	360
Non-controlling Interest in Subsidiaries	586	587	630	615	613	599	574	472
Shareholders' Equity	66,047	63,920	58,060	55,582	53,742	52,843	51,297	48,043
Total	856,288	830,520	789,550	761,533	722,289	689,307	675,387	637,485

30	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Consolidated Statement of Financial Position and Adjusted Income Statement

Adjusted Income Statement

								R$ million
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Financial Margin	10,955	11,034	10,695	10,258	10,230	9,471	9,362	9,018
- Interest	10,603	10,518	10,222	9,985	9,669	9,167	8,849	8,553
- Non-interest	352	516	473	273	561	304	513	465
ALL	(3,303)	(3,407)	(3,094)	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)
Gross Income from Financial Intermediation	7,652	7,627	7,601	7,597	7,451	7,034	7,002	6,723
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,029	953	877	933	864	788	785	700
Fee and Commission Income	4,438	4,281	4,118	4,086	3,876	3,751	3,510	3,568
Personnel Expenses	(3,119)	(3,047)	(2,878)	(3,140)	(2,880)	(2,605)	(2,436)	(2,533)
Other Administrative Expenses	(3,565)	(3,441)	(3,401)	(3,682)	(3,405)	(3,179)	(3,140)	(3,257)
Tax Expenses	(1,038)	(991)	(1,012)	(1,005)	(866)	(913)	(880)	(858)
Equity in the Earnings (Losses) of Unconsolidated Companies	45	19	40	53	41	16	34	60
Other Operating Income / (Expenses)	(1,054)	(1,035)	(996)	(808)	(907)	(764)	(922)	(646)
Operating Result	4,388	4,366	4,349	4,034	4,174	4,128	3,953	3,757
Non-Operating Income	(20)	(22)	(18)	4	10	(7)	(4)	10
Income Tax and Social Contribution	(1,455)	(1,461)	(1,468)	(1,241)	(1,304)	(1,271)	(1,138)	(1,059)
Non-controlling Interest	(20)	(16)	(18)	(26)	(16)	(25)	(73)	(24)
Adjusted Net Income	2,893	2,867	2,845	2,771	2,864	2,825	2,738	2,684

(1) Income from Insurance, Pension Plan and Capitalization Bond Operations = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Variation in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Selling Expenses.

Financial Margin - Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Interest - due to volume					3,982	261
Interest - due to spread					(324)	(176)
- Financial Margin - Interest	31,343	27,685	10,603	10,518	3,658	85
- Financial Margin - Non-Interest	1,341	1,378	352	516	(37)	(164)
Financial Margin	32,684	29,063	10,955	11,034	3,621	(79)
Average Margin Rate (1)	7.7%	7.9%	7.6%	7.9%

(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

In the third quarter of 2012, financial margin was R$10,955 million. Compared with the previous quarter there was a 0.7%, or R$79 million, decrease. This variation was mainly due to: (i) lower non-interest margin, totaling R$164 million, and partially offset by: (ii) higher interest margin, in the amount of R$85 million.

When comparing the nine months of 2012 with the same period last year, financial margin grew by 12.5%, or R$3,621 million as a result of (i) a R$3,658 million increase in interest margin, of which: (a) R$3,982 million corresponds to the increase in volume of operations; partially offset by: (b) a R$324 million decrease in spread; and partially offset by: (ii) decrease in non-interest financial margin, in the amount of R$37 million, due to lower Treasury / Securities gains.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Loans	22,003	19,656	7,460	7,362	2,347	98
Funding	3,228	3,393	1,019	1,041	(165)	(22)
Insurance	2,271	2,618	694	726	(347)	(32)
Securities/Other	3,841	2,018	1,430	1,389	1,823	41
Financial Margin	31,343	27,685	10,603	10,518	3,658	85

The interest financial margin in the third quarter of 2012 stood at R$10,603 million, versus R$10,518 million in the second quarter of 2012, for an R$85 million increase. When comparing the nine months of 2012 and the same period in 2011, there was an increase of 13.2%, or R$3,658 million.

The business lines that most contributed to the higher interest margin in quarter-on-quarter and year-on-year comparisons were (i) "Loan"; and (ii) and “Securities/Other.”

32	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Financial Margin - Interest and Non-Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate stood at 7.4% in the third quarter of 2012, posting a slight 0.1 p.p. decrease in relation to the previous quarter, mainly due to (i) the decrease in the Loan margin average rate, which was impacted by lower interest rates, coupled with the change in the mix of the loan portfolio, and (ii) the decrease occurred in the Insurance margin average rate, due to the increase of IGP-M, which impacted on the adjustment to inflation of part of the technical reserves in the period.

Interest Financial Margin - Annualized Average Rates

						R$ million
	9M12			9M11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	22,003	280,666	10.6%	19,656	250,059	10.6%
Funding	3,228	333,543	1.3%	3,393	295,027	1.5%
Insurance	2,271	110,526	2.7%	2,618	92,422	3.8%
Securities/Other	3,841	288,773	1.8%	2,018	225,793	1.2%

Financial Margin	31,343	-	7.4%	27,685	-	7.5%
*
	3Q12			2Q12
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,460	287,987	10.8%	7,362	281,442	10.9%
Funding	1,019	332,488	1.2%	1,041	336,954	1.2%
Insurance	694	115,647	2.4%	726	110,120	2.7%
Securities/Other	1,430	298,905	1.9%	1,389	283,763	2.0%

Financial Margin	10,603	-	7.4%	10,518	-	7.5%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Breakdown

	R$ million
	Financial Margin - Loan
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Interest - due to volume					2,399	170
Interest - due to spread					(52)	(72)
Interest Financial Margin	22,003	19,656	7,460	7,362	2,347	98
Income	38,875	36,295	12,912	13,318	2,580	(406)
Expenses	(16,872)	(16,639)	(5,452)	(5,956)	(233)	504

In the third quarter of 2012, financial margin with loan operations reached R$7,460 million, up R$98 million or 1.3% over the previous quarter. The variation is the result of: (i) the R$170 million increase in average business volume and offset by (ii) the R$72 million decrease in the average spread, reflecting primarily lower interest rates.

Between the first nine months of 2012 and the same period in 2011, there was an increase of 11.9% or R$2,347 million in the loan financial margin, resulting from: (i) a R$2,399 million increase in the volume of operations; and partially offset by: (ii) the decrease in average spread, in the amount of R$52 million, which was basically impacted by the change in the mix of the loan portfolio, due to greater share of the Corporate segment, which has lower margins, with an increase of 13.3% over the past 12 months compared to an 8.7% growth of the Individuals segment in the same period.

34	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin - Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses - ALL expenses, discounts granted in transactions net of loan recoveries and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of ALL, which, in the third quarter of 2012, recorded a 5.1% increase compared to the second quarter of 2012, impacted mainly by: (i) the provisioning level adequacy made in the second quarter of 2012 in relation to the expected loss from certain corporate customers, who are in debt restructuring process, and (ii) the increase in business volume. When comparing the nine months of 2012 with the same period last year, net margin was practically stable, due to the increase in business volume, fully offset by the increase of delinquency level in the period.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio (1)

The expanded loan portfolio amounted to R$371.7 billion in September 2012, recording a 1.8% growth in the quarter, led by Individuals and SMEs, both of which grew by 2.1% in the period. The expanded loan portfolio increased 11.8%, led by the Corporate portfolios (both Corporations and SMEs had a 13.3% growth).

(1) Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds - FIDC, mortgage-backed receivables - CRI and rural loans.

For further information, refer to page 42 herein.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan risk products for individuals - expanded portfolio is presented below:

Individuals	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
CDC / Vehicle Leasing	31,860	32,195	32,565	(1.0)	(2.2)
Payroll-Deductible Loans (1)	19,956	19,243	17,509	3.7	14.0
Credit Card	18,850	18,545	17,454	1.6	8.0
Personal Loans	14,929	14,465	12,977	3.2	15.0
Real Estate Financing (2)	9,452	8,768	6,372	7.8	48.3
Rural Loans	6,528	6,367	6,414	2.5	1.8
BNDES/Finame Onlending	5,628	5,515	5,177	2.1	8.7
Overdraft Facilities	3,198	3,204	3,035	(0.2)	5.4
Sureties and Guarantees	685	650	690	5.4	(0.8)
Other (3)	3,450	3,282	3,196	5.1	7.9
Total	114,536	112,235	105,389	2.1	8.7

Including:

(1) Loan assignment (FIDC): R$265 million in September 2012, R$339 million in June 2012 and R$442 million in September 2011;

(2) Loan assignment (CRI): R$165 million in September 2012, R$182 million in June 2012 and R$232 million in September 2011; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$1 million in September 2012, R$2 million in June 2012 and R$3 million in September 2011; and rural loan assignment: R$111 in September 2012, R$112 million in June 2012 and R$122 million in September 2011.

Operations bearing loan risks for individuals – expanded portfolio grew by 2.1% in the quarter and 8.7% in the last 12 months, respectively. In both quarter and the last 12 months, we highlight these products: (i) real estate financing; and (ii) payroll-deductible loans.

36	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan risk products in the corporate segment - expanded portfolio is presented below:
Corporate	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Working Capital	42,416	42,533	38,590	(0.3)	9.9
BNDES/Finame Onlending	29,160	29,474	29,895	(1.1)	(2.5)
Operations Abroad	24,748	23,615	23,083	4.8	7.2
Credit Card	13,984	14,385	12,962	(2.8)	7.9
Export Financing	12,974	12,408	9,123	4.6	42.2
Real Estate Financing - Corporate Plan (1)	12,059	11,047	8,319	9.2	45.0
Overdraft Account	10,546	10,437	9,989	1.1	5.6
Leasing	6,416	6,722	7,530	(4.6)	(14.8)
Vehicles - CDC	6,677	6,245	5,092	6.9	31.1
Rural Loans	4,553	4,539	4,714	0.3	(3.4)
Sureties and Guarantees (2)	54,048	52,226	43,699	3.5	23.7
Operations bearing Credit Risk - Commercial Portfolio (3)	28,587	28,043	22,799	1.9	25.4
Other (4)	10,970	11,054	11,151	(0.8)	(1.6)
Total	257,138	252,728	226,946	1.7	13.3

Including:

(1) Loan assignment (CRI): R$234 million in September 2012, R$239 million in June 2012, R$293 million in September 2011;

(2) A total of 91% of sureties and guarantees from corporate customers were contracted by corporations;

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$1,569 million in September 2012, R$1,779 million in June 2012 and R$1,946 million in September 2011.

Operations with loan risk for corporate customers - expanded portfolio, grew by 1.7% in the quarter and 13.3% in the last 12 months. The main highlights in both the quarter and in the last 12 months were: (i) real estate financing - corporate plan; and (ii) export financing.

Expanded Loan Portfolio - Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$86.0 billion, up 1.4% in the quarter and 6.2% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing) (R$31.9 billion); and (ii) payroll-deductible loans (R$20.0 billion), which together totaled R$51.9 billion, accounting for 60.3% of the consumer financing balance. Given their guarantees and characteristics, these products provide a rather low level of credit risk to this group of operations.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of the Vehicle Portfolio

	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
CDC Portfolio	36,217	35,569	32,646	1.8	10.9
Individuals	29,540	29,324	27,554	0.7	7.2
Corporate	6,677	6,245	5,092	6.9	31.1
Leasing Portfolio	5,492	6,305	9,238	(12.9)	(40.5)
Individuals	2,320	2,871	5,011	(19.2)	(53.7)
Corporate	3,172	3,434	4,227	(7.6)	(25.0)
Finame Portfolio	10,308	10,294	10,173	0.1	1.3
Individuals	989	1,032	1,061	(4.2)	(6.8)
Corporate	9,319	9,262	9,112	0.6	2.3
Total	52,017	52,168	52,057	(0.3)	(0.1)
Individuals	32,849	33,227	33,626	(1.1)	(2.3)
Corporate	19,168	18,941	18,431	1.2	4.0

Vehicle financing operations (individual and corporate customers) totaled R$52.0 billion in September 2012, remaining stable both in quarter-on-quarter and year-on-year comparisons. Of the total vehicle portfolio, 69.6% corresponds to CDC, 19.8% to Finame and 10.6% to Leasing. Individuals represented 63.2% of the portfolio, while corporate customers accounted for the remaining 36.8%.

Expanded Loan Portfolio Concentration - by Sector

The expanded loan portfolio by economic sector posted a slight variation. In the quarter, “Industry” posted greater shares, while “Services" posted the greatest growth in the last 12 months.

Activity Sector	R$ million
	Sept12%		Jun12%		Sept11%
Public Sector	1,086	0.3	1,770	0.5	1,894	0.6
Private Sector	370,588	99.7	363,193	99.5	330,441	99.4
Corporate	256,052	68.9	250,958	68.8	225,052	67.7
Industry	82,531	22.2	78,798	21.6	75,620	22.8
Commerce	58,786	15.8	57,251	15.7	51,153	15.4
Financial Intermediaries	6,617	1.8	5,746	1.6	5,234	1.6
Services	104,200	28.0	105,188	28.8	88,964	26.8
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,918	1.1	3,975	1.1	4,081	1.2
Individuals	114,536	30.8	112,235	30.8	105,389	31.7
Total	371,674	100.0	364,963	100.0	332,335	100.0

38	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio

Of the R$39.3 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$34.3 billion, or 87.1%, representing 9.2% of the portfolio in September 2012.

(1) Including credits settled and subsequently renewed in the last 12 months.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Expanded Loan Portfolio - By Rating

The chart below shows that both new borrowers and remaining debtors from September 2011 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C ratings), demonstrating the adequacy and consistency of the loan policy and processes, as well as the quality of guarantees and the credit ranking instruments used by Bradesco.

Changes in the Extended Loan Portfolio by Rating from September 2011 to 2012
Rating	Total Loans as of September 2012		New Customers from October 2011 to September 2012		Remaining Debtors as of September 2011
	R$ million	%	R$ million	%	R$ million	%
AA - C	347,289	93.4	32,832	95.8	314,457	93.2
D	7,274	2.0	447	1.3	6,827	2.0
E - H	17,111	4.6	979	2.9	16,132	4.8
Total	371,674	100.0	34,258	100.0	337,416	100.0

Expanded Loan Portfolio - By Customer Profile

The table below presents the changes in the expanded loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Corporations	146,033	143,830	128,883	1.5	13.3
SMEs	111,106	108,898	98,063	2.0	13.3
Individuals	114,536	112,235	105,389	2.0	8.7
Total Loan Operations	371,674	364,963	332,335	1.8	11.8

Expanded Loan Portfolio - By Customer Profile and Rating (%)

AA-C rated loans remained steady in comparison with the previous quarter and slightly decreased in the year-on-year comparison.

	By Rating
Type of Customer	Sept12			Jun12			Sept11
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.8	0.8	0.5	98.6	0.3	1.1	99.0	0.6	0.5
SMEs	91.2	3.1	5.7	91.3	3.0	5.7	92.1	2.5	5.4
Individuals	88.8	2.4	8.8	88.8	2.4	8.8	89.3	2.0	8.7
Total	93.4	2.0	4.6	93.4	1.8	4.8	93.9	1.6	4.5

40	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - By Business Segment

The table below shows growth in the expanded loan portfolio by business segment in the quarter, led by the Prime and Retail segments. Over the last 12 months, Prime, Middle Market and Retail posted the greatest gains.

Business Segments	R$ million						Variation %
	Sept12%		Jun12%		Sept11%		12M
Retail	104,405	28.1	100,538	27.5	91,412	27.5	14.2
Corporate (1)	152,850	41.1	151,847	41.6	139,899	42.1	9.3
Middle Market	46,693	12.6	45,447	12.5	40,225	12.1	16.1
Prime	14,718	4.0	13,768	3.8	11,432	3.4	28.7
Other / Non-account holders (2)	53,008	14.2	53,365	14.6	49,368	14.9	7.4
Total	371,674	100.0	364,963	100.0	332,335	100.0	11.8

(1) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio - by Customer Profile, these amounts are allocated to Individuals; and

Expanded Loan Portfolio - By Currency

The balance of foreign currency-indexed and/or denominated loan and onlending operations (excluding ACCs - Advances on Foreign Exchange Contracts) totaled US$15.0 billion in September 2012 (US$13.6 billion in June 2012 and US$15.2 billion in September 2011), a 10.3% increase and 1.3% decrease, in dollars, in the quarter and in the last 12 months respectively. In reais, these same foreign currency operations totaled R$30.4 billion in September 2012 (R$27.5 billion in June 2012 and R$28.1 billion in September 2011), a 10.5% growth in the quarter and 8.2% in the last 12 months.

In September 2012, total loan operations, in reais, stood at R$341.3 billion (R$337.4 billion in June 2012 and R$304.2 billion in September 2011), up 1.2% on the previous quarter and 12.2% over the last 12 months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio - by Debtor

The concentration of credit exposure levels among the 100 largest debtors was down from the previous year. In the quarter: (i) the 100 and 50 largest debtor concentration decreased; and (ii) the largest debtor and the 20 and 10 largest debtor concentration remained stable. The quality of the portfolio of the 100 largest debtors, when evaluated using AA and A ratings, remained stable in the quarter and increased in the last 12 onths.

Loan Portfolio(1) - By Type

The table below presents all operations bearing credit risk by type, in the amount of R$394.6 billion, which increased by 1.9% in the quarter and 13.1% in the last 12 months.

	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Loans and Discounted Securities	138,417	135,873	125,883	1.9	10.0
Financing	99,631	97,156	87,952	2.5	13.3
Rural and Agribusiness Financing	15,968	15,624	15,435	2.2	3.5
Leasing Operations	8,731	9,588	12,542	(8.9)	(30.4)
Advances on Exchange Contracts	7,360	7,078	6,185	4.0	19.0
Other Loans	14,258	13,847	12,474	3.0	14.3
Subtotal Loan Operations (2)	284,367	279,166	260,471	1.9	9.2
Sureties and Guarantees Granted (Memorandum Accounts)	54,732	52,876	44,389	3.5	23.3
Operations bearing Credit Risk - Commercial Portfolio (3)	28,587	28,043	22,799	1.9	25.4
Letters of Credit (Memorandum Accounts)	1,569	1,779	1,946	(11.8)	(19.4)
Advances from Credit Card Receivables	1,623	2,207	1,619	(26.5)	0.2
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	666	761	969	(12.5)	(31.3)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	130	131	142	(0.8)	(8.5)
Subtotal of Operations bearing Credit Risk - Expanded Portfolio	371,674	364,963	332,335	1.8	11.8
Other Operations Bearing Credit Risk (4)	22,928	22,284	16,675	2.9	37.5
Total Operations bearing Credit Risk	394,602	387,247	349,010	1.9	13.1

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;
(2) As defined by Bacen;
(3) Including debenture and promissory note operations; and
(4) Including CDI operations, international treasury, swaps, forward currency contracts and investments in FIDC and CRI.

42	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest
The charts below refer to the Loan Portfolio, as defined by Bacen.
Loan Portfolio(1) - By Flow of Maturities

In September 2012 versus September 2011 and June 2012, performing loan operations presented a longer debt maturity profile, mainly as a result of the increased volume of Brazilian Development Bank - BNDES and real-estate financing operations.

Note that these operations are subject to lower risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

(1) As defined by Bacen.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Delinquency over 90

Total delinquency ratio over 90 days was down 0.1 p.p. in the quarter, despite the changes in mix of business. It is worth highlighting Corporations’ lower delinquency ratio.

The graph below details that the total delinquency for operations overdue from 61 to 90 days remained practically stable in the quarter and posted a slight increase over the last twelve months. Loans to individual and corporate customers overdue from 61 to 90 days increased by a mere 0.1 p.p. in twelve months. In the Corporate sector, this index remained practically stable in the last nine months.

(1) As defined by Bacen.

44	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Renegotiated Portfolio - Delinquency over 90 days and ALL(1)

The loan portfolio, excluding renegotiation, stood at R$275.1 billion in September 2012, up 1.9% in the quarter. The graph below presents the behavior of the total portfolio and delinquency over 90 days, including and excluding renegotiation, both of which present similar trends, proof that renegotiation does not have a material effect on delinquency.

In September 2012, the renegotiated portfolio totaled R$9.3 billion, a 1.5% increase in the quarter. The renegotiated share in the total loan portfolio(1) was 3.3% in September 2012 (3.3% in June 2012). Note that, in September 2011, for an existing provision of 62.3% of the portfolio, net loss over the subsequent 12 months was 27.6%, meaning that the existing provision exceeded the loss recorded in the following 12 months by over 125%. Furthermore, the Organization’s provisions remained stable in the period.

(1) As defined by Bacen.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) x Delinquency x Losses (1)

An ALL of R$20.9 billion, representing 7.4% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing loans) and the excess provision (internal criteria).

Bradesco has appropriate provisioning levels that, in our opinion, are also sufficient to support potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen.

46	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which is proven by: (i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in September 2011, for an existing provision of 7.3% of the portfolio(1), the effective gross loss in the subsequent twelve-month period was 4.5%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 64%, as shown in the graph below.

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In September 2011, for an existing provision of 7.3% of the portfolio(1), the net loss in the subsequent twelve-month period was 3.3%, meaning that the existing provision covered the loss in the subsequent 12 months by more than 119%.

(1) As defined by Bacen.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (1)

The Non-Performing Loan ratio (operations overdue for over 60 days) remained stable in the quarter-on-quarter comparison. Coverage ratios for the allowance for loans overdue for over 60 and 90 days stood at very comfortable levels.

(1) As defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

48	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Sept12	Jun12	Sept11
Total Loan Operations (1)	284,367	279,166	260,471
- Individuals	113,308	110,952	103,901
- Corporate	171,058	168,215	156,570
Existing Provision	20,915	20,682	19,091
- Specific	10,897	10,809	9,173
- Generic	6,007	5,862	5,909
- Excess	4,011	4,010	4,009
Specific Provision / Existing Provision (%)	52.1	52.3	48.1
Existing Provision / Loan Operations (%)	7.4	7.4	7.3
AA–C Rated Loan Operations / Loan Operations (%)	91.5	91.4	92.2
D Rated Operations under Risk Management / Loan Operations (%)	2.5	2.3	2.0
E–H Rated Loan Operations / Loan Operations (%)	6.0	6.3	5.8
D Rated Loan Operations	7,192	6,356	5,268
Existing Provision for D Rated Loan Operations	1,982	1,738	1,419
D Rated Provision / Loan Operations (%)	27.6	27.3	26.9
D–H Rated Non-Performing Loans	16,262	16,105	13,381
Existing Provision/D–H Rated Non-Performing Loans (%)	128.6	128.4	142.7
E–H Rated Loan Operations	17,032	17,519	14,967
Existing Provision for E–H Rated Loan Operations	14,999	15,084	13,142
E–H Rated Provision / Loan Operations (%)	88.1	86.1	87.8
E–H Rated Non-Performing Loans	13,017	13,166	11,020
Existing Provision/E–H Rated Non-Performing Loan (%)	160.7	157.1	173.2
Non-Performing Loans (2)	14,447	14,365	11,963
Non-Performing Loans (2) / Loan Operations (%)	5.1	5.1	4.6
Existing Provision / Non-Performing Loans (2) (%)	144.8	144.0	159.6
Loan Operations Overdue for over 90 days	11,684	11,662	9,839
Existing Provision/Operations Overdue for over 90 days (%)	179.0	177.4	194.0

(1) As defined by Bacen; and
(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation on an accrual basis.

Bradesco	49

Economic and Financial Analysis

Funding Financial Margin- Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Interest - due to volume					373	(14)
Interest - due to spread					(538)	(8)
Interest Financial Margin	3,228	3,393	1,019	1,041	(165)	(22)

Comparing the third quarter of 2012 with the second quarter of 2012, the interest funding financial margin decreased 2.1% or R$22 million. The variation was due to: (i) the R$14 million decrease in volume of operations; and (ii) the R$8 million decrease in average spread, reflecting lower interest rate (Selic).

In the first nine months of 2012, the interest funding financial margin posted a result of R$3,228 million against R$3,393 million in the same period of 2011, decreasing by 4.9%, or R$165 million, mainly driven by: (i) the R$538 million decrease in average spread, impacted by lower interest rate (Selic), and partially offset by: (ii) gains from average business volume, totaling R$373 million.

50	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Funding Financial Margin - Interest

Loans x Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct from total customer funding (i) the amount committed to compulsory deposits at Bacen and (ii) the amount of available funds held at customer service network units; as well as (iii) add funds from domestic and foreign lines of credit that finance loan needs.

Bradesco depends little on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.  This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loans using its own funding.
Funding x Investments	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Demand Deposits	33,627	32,529	31,862	3.4	5.5
Sundry Floating	4,735	4,122	3,660	14.9	29.4
Savings Deposits	65,540	62,308	56,584	5.2	15.8
Time Deposits + Debentures (1)	168,702	177,503	183,374	(5.0)	(8.0)
Financial Bills	31,234	31,124	19,285	0.4	62.0
Other	21,311	19,799	16,594	7.6	28.4
Customer Funds	325,149	327,385	311,359	(0.7)	4.4
(-) Compulsory Deposits/Available Funds (2)	(63,459)	(67,210)	(69,208)	(5.6)	(8.3)
Customer Funds Net of Compulsory Deposits	261,690	260,175	242,151	0.6	8.1
Onlending	31,832	32,122	32,930	(0.9)	(3.3)
Foreign Lines of Credit	16,360	17,018	12,412	(3.9)	31.8
Funding Abroad	45,057	51,411	46,237	(12.4)	(2.6)
Total Funding (A)	354,939	360,726	333,730	(1.6)	6.4
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	330,530	322,962	295,146	2.3	12.0
B/A (%)	93.1	89.5	88.4	3.6 p.p.	4.7 p.p.

(1) Debentures mainly used to back purchase and sale commitments;
(2) Excluding government securities tied to savings accounts; and
(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to CDI to rebate from compulsory deposits and debentures.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Demand Deposits	33,627	32,529	31,862	3.4	5.5
Savings Deposits	65,540	62,308	56,584	5.2	15.8
Time Deposits	113,379	121,761	135,848	(6.9)	(16.5)
Debentures (1)	55,323	55,742	47,526	(0.8)	16.4
Borrowing and Onlending	45,399	47,895	49,057	(5.2)	(7.5)
Funds from Issuance of Securities (2)	53,810	51,158	32,879	5.2	63.7
Subordinated Debts	34,507	34,091	26,180	1.2	31.8
Total	401,585	405,484	379,936	(1.0)	5.7

(1) Considering only debentures used to back purchase and sale commitments; and
(2) Including: Financial Bills, on September 30, 2012, amounting to R$31,234 million (R$31,124 million on June 30, 2012 and R$19,285 million on September 30, 2011).

Demand Deposits

Demand deposits amounted to R$33,627 million in the third quarter of 2012, a 3.4% increase quarter on quarter and 5.5% on the same period in 2011, mainly due to the improved funding, in addition to the increased account holder base.

(1) Additional installment is not included.

Savings Deposits

Savings deposits increased 5.2% in the quarter-on-quarter comparison and 15.8% in the last 12 months, mainly as a result of: (i) greater funding volume; and (ii) the remuneration of savings account reserve.

The new savings remuneration rule determines that: (i) the existing account savings up to May 3, 2012 will continue to remunerate at TR + 0.5% p.m.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., the TR + 0.5% p.m. remuneration will be maintained; and (b) when the Selic rate is equal to or lower than 8.5% p.a., the remuneration will be 70% of Selic rate + TR.

Bradesco is always increasing its savings accounts base and posted net growth of 7.7 million new savings accounts over the last 12 months.

(1) Additional installment is not included.

52	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the third quarter of 2012, time deposits totaled R$113,379 million, decreasing by 6.9% quarter on quarter and 16.5% on same period of the previous year.

Such performance is basically due to the migration of funds to other funding sources, especially Financial Treasury Bills, thereby extending average funding terms, which offset the increase of new funding and the restatement of the deposit portfolio.

(1) As defined by Bacen.

Debentures

On September 30, 2012, Bradesco’s debentures amounted to R$55,323 million, a slight 0.8% decrease in the quarter-on-quarter comparison and a 16.4% increase over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by the levels of economic activity.

Borrowing and Onlending

The quarter-on-quarter R$2,496 million reduction was mainly due to a decreased foreign-currency-denominated and/or indexed borrowing and onlending, from R$12,517 million in June 2012 to R$10,267 million in September 2012, mainly driven by the settlement of operations.

Between the first nine months of 2012 and the same period in 2011, the balance fell 7.5%, or R$3,658 million, due to: (i) a R$621 million decrease in the volume of funds raised through loans and onlending in Brazil, especially through BNDES operations; and (ii) the R$3,037 million decrease in foreign-currency-denominated and/or indexed borrowing and onlending, from R$13,304 million in September 2011 to R$10,267 million in September 2012, mainly due to: (a) the settlement of operations; partially offset by: (b) the exchange gain of 9.5% in the period.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds for the Issuance of Securities

Funds from issuance of securities totaled R$53,810 million, a 5.2% or R$2,652 million increase in the quarter is mainly due to: (i) the increased volume of securities issued abroad of R$1,613 million; (ii) the greater volume of Mortgage Bonds, in the amount of R$616 million; and (ii) growth in the volume of Letters of Credit for Agribusiness, in the amount of R$491 million.

When compared to the same period in 2011, the first nine months of the year posted a growth of 63.7%, or R$20,931 million, mainly the result of: (i) new issuances of Financial Bills, up by R$11,949 million, from R$19,285 million in September 2011 to R$31,234 million in September 2012; (ii) the increase in volume of securities issued abroad, in the amount of R$5,846 million, a result of exchange gains of 9.5% and new issuances carried out in the period; (iii) the higher volume of Mortgage Bonds, in the amount of R$2,061 million; and (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$1,415 million.

(1) Considering Collateral Mortgage Notes, Mortgage Bonds, Letters of Credit for Agribusiness, Debentures, Medium Term Note - MTN Program Issues and the cost of issuances over funding.

Subordinated Debt

Subordinated Debt totaled R$34,507 million in September 2012 (R$8,715 million abroad and R$25,792 million in Brazil). In the last 12 months, Bradesco issued R$10,675 million (R$2,008 million abroad and R$8,667 million in Brazil).

Additionally, note that, in the third quarter of 2012, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$273 million (R$7,878 million in the second quarter of 2012) to compose Tier II of the Capital Adequacy Ratio, of which only R$24,842 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

54	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Securities / Other Financial Margin - Interest

Securities / Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Interest - due to volume					838	72
Interest - due to spread					985	(31)
Interest Financial Margin	3,841	2,018	1,430	1,389	1,823	41
Income	24,758	25,723	7,110	9,049	(965)	(1,939)
Expenses	(20,917)	(23,705)	(5,680)	(7,660)	2,788	1,980

In the comparison between the third quarter of 2012 and the previous quarter, the interest financial margin from Securities/Other was up by R$41 million, mainly due to: (i) the increase in volume, which accounted for R$72 million, and offset by: (ii) R$31 million decrease in average spread.

In the first nine months of 2012, the interest financial margin with Securities/Other stood at R$3,841 million, versus R$2,018 million recorded in the same period a year earlier, up 90.3% or R$1,823 million. This result was due to: (i) a R$985 million increase in the average spread, and (ii) an increase in the volume of operations which affected the result in R$838 million.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Interest - due to volume					372	33
Interest - due to spread					(719)	(65)
Interest Financial Margin	2,271	2,618	694	726	(347)	(32)
Income	8,546	7,419	3,206	2,265	1,127	941
Expenses	(6,275)	(4,801)	(2,512)	(1,539)	(1,474)	(973)

In the quarter-on-quarter comparison, interest financial margin from insurance operations posted a decrease of R$32 million, or 4.4%, mainly due to: (i) a R$65 million decrease in average spread, due to the increase of IGP-M, which impacted the adjustment of part of the period`s technical reserves, and offset by: (ii) the increase in the volume of operations, amounting to R$33 million.

Between the first nine months of 2012 and the same period of 2011, interest financial margin from insurance operations was down 13.3%, or R$347 million, due to: (i) the R$719 million loss in average spread, and (ii) the increase in volume of operations, amounting to R$372 million.

Bradesco	55

Economic and Financial Analysis

Financial Margin - Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Funding	(218)	(219)	(72)	(73)	1	1
Insurance	266	142	84	19	124	65
Securities/Other	1,293	1,455	340	570	(162)	(230)
Total	1,341	1,378	352	516	(37)	(164)

The non-interest financial margin in the third quarter of 2012 stood at R$352 million versus R$516 million in the second quarter of 2012. Margin was down R$37 million in the first nine months of 2012 when compared to the same period a year earlier. Main variations in the non-interest financial margin were due to:

•       “Insurance,” basically represented by gains/loss from equity securities, and the variations in the periods are associated with market conditions, which enable a greater/lower opportunity of obtaining gains; and

•       “Securities / Other,” a R$230 million decrease in the quarter-on-quarter comparison and a R$162 million decrease in the year-on-year comparison, reflecting the lower gains from Treasury/Securities.

56	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Below is the analysis of the Statement of Financial Position and Income Statement of Grupo Bradesco Seguros e Previdência:

Consolidated Statement of Financial Position

	R$ million
	Sept12	Jun12	Sept11
Assets
Current and Long-Term Assets	142,288	137,008	117,988
Securities	133,738	128,526	110,502
Insurance Premiums Receivable	1,995	2,009	1,748
Other Loans	6,555	6,473	5,738
Permanent Assets	3,456	3,312	2,616
Total	145,744	140,320	120,604
Liabilities
Current and Long-Term Liabilities	127,194	122,494	105,422
Tax, Civil and Labor Contingencies	2,266	2,179	1,950
Payables on Insurance, Pension Plan and Capitalization Bond Operations	340	362	367
Other Liabilities	6,781	8,163	6,006
Insurance Technical Reserves	10,217	8,705	7,982
Life and Pension Plan Technical Reserves	102,425	98,199	84,788
Capitalization Bond Technical Reserves	5,165	4,886	4,329
Non-controlling Interest	631	624	646
Shareholders' Equity	17,919	17,202	14,536
Total	145,744	140,320	120,604

Consolidated Income Statement

Below we point out the main non-recurring events in the third quarter of 2012 which, however, had not an impact on Insurance Group’s result: (i) Financial Assets: Aiming at streamlining our Assets Liability Management - ALM, we extended the terms of some available-for-sale securities covering technical reserves. This resulted in a R$2.1-billion gain in financial revenues; and (ii) Technical Reserves: Based on economic and actuarial studies, the Insurance Group decided to adapt its long-term technical reserves for pension and health plans to the current real interest rates. As a result, we had a R$2.1 billion expense on additional technical reserves. Note that, despite the R$2.1 billion expense with available-for-sale securities, this portfolio’s mark-to-market balance increased R$189 million in the third quarter of 2012, totaling
R$5.8 billion in September 2012 (June 2012 - R$5.6 billion).

				R$ million
	9M12	9M11	3Q12	2Q12
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	31,092	26,498	10,104	11,570
Premiums Earned f rom Insurance, Pension Plan Contribution and Capitalization Bond (1)	16,388	14,063	5,763	5,413
Financial Result f rom the Operation (1)	2,452	2,584	757	722
Sundry Operating Income	815	773	203	356
Retained Claims	(9,470)	(8,317)	(3,282)	(3,108)
Capitalization Bond Draws and Redemptions	(2,400)	(1,926)	(891)	(800)
Selling Expenses	(1,738)	(1,384)	(592)	(552)
General and Administrative Expenses	(1,441)	(1,559)	(519)	(498)
Other Operating Income/Expenses	(211)	(211)	(64)	(47)
Tax Expenses	(346)	(339)	(108)	(123)
Operating Result	4,049	3,684	1,268	1,363
Equity Result	313	186	127	90
Non-Operating Income	(29)	(27)	(10)	(10)
Income before Taxes and Profit Sharing	4,333	3,843	1,385	1,443
Income Tax and Contributions	(1,592)	(1,338)	(506)	(525)
Profit Sharing	(58)	(44)	(19)	(19)
Non-controlling Interest	(60)	(120)	(23)	(18)
Net Income	2,623	2,341	837	881

(1) For comparison purposes, 3Q12 non-recurring events were not considered.

Bradesco	57

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Income Distribution of Grupo Bradesco Seguros e Previdência

	R$ million
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Life and Pension Plans	493	494	493	535	486	470	442	485
Health	133	148	151	181	132	200	201	177
Capitalization Bonds	86	91	104	87	86	79	86	63
Basic Lines and Other	125	148	157	57	76	51	32	54
Total	837	881	905	860	780	800	761	779

Performance Ratios

								%
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Claims Ratio (1)	70.4	71.3	71.9	68.6	71.5	72.2	72.0	71.1
Expense Ratio (2)	11.3	11.1	11.1	11.1	10.5	10.8	10.0	10.8
Administrative Expenses Ratio (3)	5.0	4.3	5.0	4.5	5.8	5.4	6.1	5.8
Combined Ratio (4) (5)	86.5	85.0	85.6	83.6	86.2	85.8	86.1	85.1

(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Written Premiums;
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and
(5) Excluding additional reserves.
Note: For comparison purposes, the non-recurring effects arising from the additional technical reserve due to the real interest rate reduction were not considered in the third quarter ratio.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

In view of the excellent performance of "Life and Pension Plan” and “Capitalization Bond” products in the second quarter of 2012 and the insurance segment seasonality in the period, the R$10.1 billion revenue in the third quarter of 2012 was lower than that of the previous quarter, but up 12.0% when compared to the third quarter of 2011.

Production in the first nine months of 2012 posted a 17.3% increase comparing to the same period in the previous year, mainly driven by the performance of all segments, which had more than a two-digit growth.

58	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Bradesco	59

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Retained Claims by Insurance Line

Total
71.1
72.0
72.2
71.5
68.6
71.9
71.3
70.4
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

Life/AP
44.1
43.6
47.4
44.4
38.3
41.3
43.5
34.6
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

Health
80.1
83.3
83.2
83.3
79.5
82.8
82.2
83.0
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

Auto/RCF
72.5
71.5
71.0
70.9
73.2
71.8
75.9
73.4
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

Basic Lines
57.0
54.3
25.6
26.4
38.3
38.1
22.6
31.3
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

Other Lines
86.2
88.1
89.0
88.9
87.7
87.5
89.0
88.6
4Q10
1Q11
2Q
3Q
4Q
1Q12
2Q
3Q

60	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Insurance, Pension Plan and Capitalization Bonds

Insurance Expense Ratio by Insurance Line

Bradesco	61

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Efficiency Ratio

General and Administrative Expenses/Revenue

Year on year, the efficiency ratio decreased 0.8 p.p. in the third quarter of 2012 due to: (i) the 12.0% increase in revenue for the period; and (ii) the 4.6% decrease in general and administrative expenses, even considering the collective bargaining agreement, which occurred in January 2012.

62	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Insurance, Pension Plans and Capitalization Bonds

Insurance Technical Reserves

Bradesco	63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Net Income	493	494	493	535	486	470	442	485
Premium and Contribution Income (1)	5,002	6,737	5,009	6,886	4,708	5,493	4,059	5,385
- Income from Pension Plans and VGBL	3,988	5,816	4,090	5,926	3,829	4,713	3,317	4,617
- Income from Life/Personal Accidents Insurance Premiums	1,014	921	919	960	879	780	742	768
Technical Reserves	102,425	98,199	93,861	91,008	84,788	81,991	78,547	76,283
Investment Portfolio	110,182	106,102	100,366	96,047	91,806	88,255	85,182	82,786
Claims Ratio	34.6	43.5	41.3	38.3	44.4	47.4	43.6	44.1
Expense Ratio	21.2	19.2	21.3	19.1	18.5	19.2	19.2	19.5
Combined Ratio	60.8	68.4	70.8	66.1	71.3	75.4	71.9	74.7
Participants / Policyholders (in thousands)	25,295	25,257	24,534	24,582	24,051	23,109	22,698	22,186
Premium and Contribution Income Market Share (%) (2)	28.9	29.9	27.5	33.1	31.6	32.0	28.1	31.2
Life/AP Market Share - Insurance Premiums (%) (2)	17.7	17.4	17.3	17.6	16.9	16.3	16.0	17.3

(1) Life/VGBL/PGBL/Traditional; and
(2) 3Q12 includes the latest data released by Susep (August 2012).
Note: For comparison purposes, the non-recurring effects arising from the additional technical reserve due to the real interest rate reduction were not considered in the third quarter ratio.

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência leads the segment with a 28.9% market share in terms of pension plan and VGBL (Susep) income in the period.

Net income for the third quarter of 2012 remained stable when comparing to the previous quarter, influenced by: (i) the “Life/AP” product performance, with a 10.1% increase in sales in the period; (ii) the decreased claims ratio; and offset by: (iii) a decrease in the financial result.

Net income for the first nine months of 2012 was up 5.9% from that of the same period in 2011, mainly resulting from: (i) the 17.4% increase in revenue; (ii) a 5.6 p.p. decrease in “Life” product claims ratio; (iii) the decrease in general and administrative expenses, even when accounting for the collective bargaining agreement in January 2012; and partially offset by: (iv) a decrease in the financial result.

64	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$102.4 billion in September 2012, made up of R$97.4 billion from the “Pension Plans and VGBL” product and R$5.0 billion from “Life,” “Personal Accidents” and “Other Lines” products, up 20.8% over September 2011.

The Pension Plan and VGBL Investment Portfolio totaled R$105.1 billion in August 2012, equal to 33.6% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In September 2012, the number of Bradesco Vida e Previdência customers grew by 5.2% compared to September 2011, surpassing a total of 2.2 million pension plan and VGBL plan participants	and 23.0 million personal accident participants. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and product management policies.

Bradesco	65

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Net Income	133	148	151	181	132	200	201	177
Net Written Premiums	2,498	2,338	2,251	2,170	2,114	2,016	1,940	1,808
Technical Reserves	5,466	4,128	4,072	3,984	3,942	3,848	3,708	3,481
Claims Ratio	86.9	86.1	86.4	83.4	87.3	87.7	87.6	84.0
Expense Ratio	5.0	4.9	4.8	4.7	4.4	4.3	4.2	4.2
Combined Ratio	99.9	96.9	97.9	96.1	98.9	99.6	100.0	100.2
Policyholders (in thousands)	3,873	3,707	3,627	3,458	3,384	3,244	3,144	3,100
Written Premiums Market Share (%) (1)	47.4	46.9	46.7	47.9	47.5	47.4	49.4	49.5

(1) 3Q12 considers the latest data released by ANS (August 2012).
Note: For comparison purposes, the non-recurring effects arising from the additional technical reserve due to the real interest rate reduction were not considered in the third quarter ratio.

Revenue posted a 6.8% growth comparing with the previous quarter. Net income for the third quarter of 2012 decreased 10.1% quarter on quarter, mainly due to: (i) the 0.8% p.p. increase in claims ratio, driven by: (a) the seasonality of medical and hospital expenses; and (b) more business days for claims payment.

The result for the first nine months of 2012 was down 18.9% over the same period of the previous year, due to: (i) the decrease in financial result, driven by the payment of dividends amounting to R$900 million in December 2011; (ii) the decrease in equity income, partially offset by: (iii) the 16.8% increase in revenue; (iv) the 1.0 p.p. decrease in the claims ratio; and (v) lower general and administrative expenses.

In September 2012, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 50 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans. Of the 100 largest companies in Brazil in terms of revenue, 50 are Bradesco Saúde and Mediservice customers (source: Exame  magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2012).

66	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Bradesco Saúde and Mediservice

Number of Policyholders at Bradesco Saúde and Mediservice

Together, the two companies have over 3.8 million customers. The high share of corporate policies in the overall portfolio (94.9% in September 2012) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco Capitalização

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Net Income	86	91	104	87	86	79	86	63
Capitalization Bond Income	1,013	937	795	798	849	751	649	706
Technical Reserves	5,165	4,886	4,663	4,571	4,329	4,096	3,891	3,724
Customers (in thousands)	3,426	3,358	3,228	3,097	3,024	2,888	2,794	2,691
Premium Income Market Share (%) (1)	22.6	22.2	21.2	21.6	21.4	21.3	21.2	21.1

(1) 3Q12 considers the latest data released by Susep (August 2012).

Revenues from capitalization bonds for the third quarter of 2012 grew by 8.1% when compared to the previous quarter. Net income for the quarter was 5.5% lower than that of the second quarter of 2012, influenced by an increase in the reserve for redemptions/draws.

Net income for the first nine months of 2012 grew by 12.0% when compared to the same period of the previous year, mainly due to: (i) the 22.1% increase in revenues from capitalization bonds; (ii) an improved management efficiency ratio; and partially offset by: (iii) the decrease in the financial result, driven by the payment of dividends amounting to R$300 million in December 2011.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the third quarter of 2012 leading the capitalization bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the capitalization bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of draws and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these products, it is worth pointing out the performance of the social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of breast cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização S.A. is the first capitalization bond company in Brazil to receive the ISO. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Capitalization Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Capitalization Bonds: good products, services and continuous growth.

The portfolio is composed of 21.2 million active bonds, of which: 38.3% are Traditional Bonds sold in the branch network and at Bradesco Dia & Noite service channels, up 17.1% over September 2011; and 61.7% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 1.3% over September 2011. Given that the purpose of this type of capitalization bond is to add value to the associated company or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

68	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise stated)
	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11	4Q10
Net Income	42	26	49	33	50	44	39	58
Net Written Premiums	1,239	1,208	967	983	1,042	1,061	871	865
Technical Reserves	4,508	4,345	4,148	3,920	3,853	3,828	3,688	3,554
Claims Ratio	63.9	64.2	64.7	65.9	61.3	61.0	68.1	69.3
Expense Ratio	18.7	18.8	18.4	18.2	17.4	17.6	17.2	17.6
Combined Ratio	105.8	104.1	107.4	108.2	104.1	97.9	110.2	106.9
Policyholders (in thousands)	3,968	3,826	3,801	3,694	3,632	3,567	3,330	3,337
Premium Income Market Share (%) (1)	10.6	10.5	9.8	10.1	10.4	10.5	9.7	10.6

(1) 3Q12 considers the latest data released by Susep (August 2012).

Net income for the third quarter of 2012 was up by 61.5% from the previous quarter, due to: (i) a 0.3 p.p. decrease in claims ratio, impacted by: (a) a 2.5 p.p. decrease in “Auto” segment, due to increased risk premium; and offset by (b) a 8.7 p.p. growth in “Basic Lines” segment, due to high claims ratio in transport and certain claims; (ii) an increase in the financial result; and (iii) higher equity result.

Net income for the first nine months of 2012 was 12.0% lower than that posted in the same period of 2011, due to: (i) a decrease in the financial result; (ii) the 0.8 p.p. increase in claims ratio, resulting from: (a) a 2.6 p.p. growth in “Auto” segment, boosted by higher average claims ratio and the increase in frequency of theft/robbery in Brazil’s main capital cities; and mitigated by: (b) a 4.6 p.p. decrease in “Basic Lines” segment, driven by the increase in “Residential” portfolio; partially offset by: (iii) the improved equity result; and (iv) lower general and administrative expenses, even with the raise in salary set out in the collective bargaining agreement in January 2012.

In the Property Insurance segment, the focus on “Bradesco Corporate” large brokers and customers was maintained. This results in renewal of the main accounts, whether in leadership or participation in co-insurance. Also note the excellent performance of “Engineering Risks” segment: the partnership with Banco Bradesco’s Real Estate Loan area has enabled new insurance contracts from its customer base

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

 The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, it is worth noting the launch of the First Vehicular Protection of Bradesco Seguro (Bradesco Seguro Primeira Proteção Veicular), an exclusive product to Bradesco’s account holders, which helps, through the Day and Night Support services, vehicles from 3 to 10 years of use.

For better service, Bradesco Auto/RE currently has 22 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders at Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to growth in the customer base, which increased by 9.3% in the last 12 months, to a total of 4.0 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with a 32% growth in premiums from January to August (higher than the market growth), totaling more than 2 million insured homes.

70	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Card Income	4,373	3,691	1,527	1,456	682	71
Checking Account	2,378	2,039	826	805	339	21
Fund Management	1,622	1,451	562	535	171	27
Loan Operations	1,563	1,455	538	524	108	14
Collection	974	893	338	322	81	16
Consortium Management	452	389	159	150	63	9
Custody and Brokerage Services	359	318	122	119	41	3
Underwriting / Financial Advisory Services	318	209	94	115	109	(21)
Payments	238	231	80	80	7	-
Other	561	462	193	175	99	18
Total	12,837	11,137	4,438	4,281	1,700	157

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found below.

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Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,527 million in the third quarter of 2012, up 4.9% from the previous quarter, mainly due to the increase in the number of transactions in the period and growth of revenue.

In comparison with the same period a year earlier, card service revenues stood at R$4,373 million, up 18.5% or R$682 million in relation to the same period last year, mainly due to an increase in revenue from purchases and services, resulting from the increase in card revenue, active base and amount of transactions in the period.

In addition, the debit and credit card base decreased in the second and third quarters, respectively, due to the exclusion of idle cards.

72	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the third quarter of 2012, fee and commission income from checking accounts increased 2.6% in comparison with the previous quarter, mainly due to: (i) the net increase of 69 thousand new checking accounts (12 thousand individual accounts and 57 thousand corporate customer accounts); and (ii) the expansion of the portfolio of services provided to our customers.

In comparison with the same period a year earlier, income grew by R$339 million, or 16.6%, in the first nine months of 2012, mainly due to: (i) the expansion of the checking account customer base, which posted a net increase of 945 thousand current accounts (796 thousand individual customers and 149 thousand corporate customers); and (ii) the expansion of the service portfolio to our customers.

Loan Operations

In the third quarter of 2012, income from loan operations amounted to R$538 million, up 2.7% in comparison with the previous quarter, mainly due to the greater volume of loan operations in the period, mainly “Sureties and Guarantees” operations, up 3.5% on the second quarter of 2012.

In comparison with the same period a year earlier, the 7.4% increase in the first nine months of the year was mainly the result of: (i) greater income from collateral, up 20.2%, mainly deriving from the 23.3% growth in the volume of Sureties and Guarantees; and (ii) an increase in volume of other operations in the period.

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Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the third quarter of 2012, income from fund management stood at R$562 million, up R$27 million from the previous quarter, mainly due to a 5.4% growth in the volume of funds and portfolios raised and managed.

Year on year, the R$171  million or 11.9% increase in the first nine months of 2012 was mainly due to: (i) increases in funds and portfolios, which grew by 26.6%; and (ii) the 13.1% increase in the Ibovespa index in the period, impacting income from managed funds and portfolios pegged to equities.

The highlight was the investments in fixed-rate funds, which grew by 25.2% in the period, followed by equity securities, up 20.4%.

Shareholders' Equity	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Investment Funds	366,451	358,881	293,578	2.1	24.8
Managed Portfolios	29,924	17,691	17,633	69.1	69.7
Third-Party Fund Quotas	8,068	7,017	8,240	15.0	(2.1)
Total	404,443	383,589	319,451	5.4	26.6
x	x	x	x	x	x
Asset Distribution	R$ million			Variation %
	Sept12	Jun12	Sept11	Quarter	12M
Investment Funds – Fixed Income	338,495	331,421	270,354	2.1	25.2
Investment Funds – Equities	27,956	27,460	23,224	1.8	20.4
Investment Funds – Third-Party Funds	6,854	5,739	7,102	19.4	(3.5)
Total - Investment Funds	373,305	364,620	300,680	2.4	24.2
x
Managed Portfolios – Fixed Income	21,305	10,228	10,403	108.3	104.8
Managed Portfolios – Equities	8,619	7,463	7,230	15.5	19.2
Managed Portfolios – Third-Party Funds	1,214	1,278	1,138	(5.0)	6.7
Total - Managed Funds	31,138	18,969	18,771	64.2	65.9
x
Total Fixed Income	359,800	341,649	280,757	5.3	28.2
Total Equities	36,575	34,923	30,454	4.7	20.1
Total Third-Party Funds	8,068	7,017	8,240	15.0	(2.1)
Overall Total	404,443	383,589	319,451	5.4	26.6

74	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collection)

In the third quarter of 2012, income from payments and collection was up 4.0% from the previous quarter, mainly due new businesses and increase in the number of processed documents in the period.

In comparison with the same period a year earlier, the 7.8% or R$88 million increase in revenue from payments and collection in the first nine months of 2012 was mainly the result of the greater volume of processed documents, up from 1,297 million in the first nine months of 2011 to a total of 1,422 million in the first nine months 2012.

Consortium Management

In the third quarter of 2012, income from consortium management increased by 6.0% over the previous quarter, mainly due to the segment expansion. On September 30, 2012, Bradesco had 707 thousand active quotas (676 thousand active quotas on June 30, 2012), ensuring a leading position in all the segments it operates (real estate, auto and trucks/tractors).

Year on year, there was a 16.2% increase in income in the first nine months of 2012, resulting from: (i) the growth in the volume of bids and advances; and (ii) the increase in sales of new quotas, from 548 thousand net quotas sold on September 30, 2011 to 707 thousand active quotas on September 30, 2012, an increase of 159 thousand net quotas.

Bradesco’s purpose is to offer the most complete portfolio of products and services to its customers. Therefore, the Organization provides consortium plans for all income groups, covering the different market demands, in real estate and automobile segments. To sell the consortium plans, Bradesco has the strength and expertise of several managers, who operate together with customers in all Brazilian cities.

Bradesco remains being leader in the three segments due to planning and synergy with the Branch Network, together with stability and security of the Bradesco brand.

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Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the third quarter of 2012, total custody and brokerage service income increased by R$3 million, remaining virtually stable in relation to the previous quarter.

In comparison with the same period a year earlier, the 12.9% increase in income in the first nine months of 2012 was mainly due to the increase in custody services, with a R$129 billion gain in assets under custody.

Underwriting / Financial Advisory Services

The R$21 million decrease in the quarter-on-quarter comparison mainly refers to increased gains with capital market operations in the second quarter of 2012, particularly underwriting operations. Furthermore, changes in this income are often the result of volatile performance of capital markets.

From the first nine months of 2011 to the same period in 2012, there was an increase of R$109 million, mainly as a result of a higher business volume in underwriting and financial advisory operations.

76	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Personnel and Administrative Expenses

	R$ million
Personnel and Administrative Expenses	9M12	9M11	3Q12	2Q12	Variation
					YTD	Quarter
Personnel Expenses
Structural	7,335	6,384	2,548	2,436	951	112
Payroll/Social Charges	5,509	4,821	1,916	1,824	688	92
Benefits	1,826	1,563	632	612	263	20
Non-Structural	1,709	1,537	571	611	172	(40)
Management and Employee Profit Sharing	993	822	328	341	171	(13)
Provision for Labor Claims	499	518	167	188	(19)	(21)
Training	100	108	38	41	(8)	(3)
Termination Costs	117	89	38	41	28	(3)
Total	9,044	7,921	3,119	3,047	1,123	72
x
Administrative Expenses
Outsourced Services	2,561	2,649	897	832	(88)	65
Communication	1,241	1,177	416	415	64	1
Depreciation and Amortization	915	814	306	308	101	(2)
Data Processing	808	691	277	268	117	9
Transportation	641	560	215	215	81	-
Rental	571	490	192	196	81	(4)
Advertising and Marketing	523	607	208	162	(84)	46
Financial System Services	488	370	162	163	118	(1)
Asset Maintenance	439	400	148	145	39	3
Security and Surveillance	317	240	112	105	77	7
Leased Assets	284	259	87	96	25	(9)
Materials	245	281	75	77	(36)	(2)
Water, Electricity and Gas	188	168	58	65	20	(7)
Trips	101	113	34	33	(12)	1
Other	1,087	905	377	361	182	16
Total	10,407	9,724	3,565	3,441	683	124
x
Total Personnel and Administrative Expenses	19,451	17,645	6,684	6,488	1,806	196
x
Employees	104,100	101,334	104,100	104,531	2,766	(431)
Service Points	67,225	55,832	67,225	65,370	11,393	1,855

In the third quarter of 2012, total Personnel and Administrative Expenses came to R$6,684 million, up 3.0% in comparison with the previous quarter. In the first nine months of 2012, Personnel and Administrative Expenses amounted to R$19,451 million, up 10.2% over the same period of the previous year.

Personnel Expenses

In the third quarter of 2012, personnel expenses came to R$3,119 million, a 2.4% variation, or R$72 million, from the previous quarter.

The R$112 million growth in the structural portion was mainly the result of raise in salaries, as determined by the collective bargaining agreement and labor adjustments, totaling R$107 million, of which R$38 million refer to monthly payroll increase as of September 2012.

The R$40 million decrease in the non-structural portion was mainly due to lower expenses with: (i) provision for labor claims, amounting to R$21 million; and (ii) management and employee profit sharing, in the amount of R$13 million.

Bradesco	77

Economic and Financial Analysis

Personnel and Administrative Expenses

Personnel Expenses

In comparison with the same period a year earlier, the R$1,123 million increase in the first nine months of 2012 reflects: (i) the structural expenses of R$951 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by salary increases (2011 and 2012 collective bargaining agreements); and (b) the net increase in staff, hiring 2,766 employees in the period, driven by investments to expand service points and improve business segmentation; and (ii) the R$172 million gain in the non-structural expenses mainly due to higher expenses with management and employee profit sharing.

78	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Personnel and Administrative Expenses

Administrative Expenses

In the third quarter of 2012, administrative expenses came to R$3,565 million, up 3.6%, or R$124 million from the previous quarter, mainly due to higher expenses with: (i) outsourcing, mainly “Cards” product variable; (ii) data processing; and (iii) marketing and advertising, mainly due to the actions taken during the 2012 London Olympic and Paralympic Games, regarding the 2016 Rio Olympics sponsorship rights.

In comparison with the same period a year earlier, the R$683 million, or 7.0%, increase in the first nine months of 2012 was mainly due to higher expenses with: (i) increase in the volume of businesses and services;

(ii) contractual adjustments; and (iii) organic growth expenses, leading to an increase of 11,393 service points, mainly the increase of 720 Branches and 10,341 Bradesco Expresso points, totaling 67,225 service points on September 30, 2012; partially offset by lower expenses with: (iv) outsourcing, mainly related to the end of the partnership with Empresa Brasileira de Correios e Telégrafos - ECT in December 2011 (Postal Bank); and (v) marketing and advertising. In the last 12 months, the inflation rates Extended Consumer Price Index (IPCA) and General Market Price Index (IGP-M) stood at 5.3% and 8.1% respectively.

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Economic and Financial Analysis

Operating Coverage Ratio (1)

In the quarter, the coverage ratio in the last 12 months maintained its improvement with a 1.2 p.p. growth, mainly due to an increase in fee and commission income, combined with ongoing cost control efforts, including actions of our Efficiency Committee in the period.

It is worth noting that 64.4% is the best rate over the last eight quarters.

(1) Fee and Commission Income / Administrative and Personnel Expenses (over the last 12 months).

Tax Expenses

The addition of R$47 million to tax expenses, in comparison with the previous quarter, was mainly due to the increase in taxable income impacting the calculation basis of PIS/Cofins expenses.

In comparison with the same period a year earlier, the R$382 million increase in the first nine months of 2012 was mainly the result of higher PIS/Cofins expenses, basically reflecting the increase in taxable income, especially financial margin and fee and commission income.

80	Report on Economic and Financial Analysis – September 2012

Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the third quarter of 2012, equity in the earnings (losses) of unconsolidated companies stood at R$45 million. The R$26 million increase from the previous quarter was mainly due to higher results from the unconsolidated company Integritas.

Year on year, the R$13 million increase recorded in the first nine months of 2012 was mainly due to greater results from unconsolidated company “IRB - Brasil Resseguros,” partially mitigated by lower results with the unconsolidated company Integritas.

Operating Income

Operating income in the third quarter of 2012 was R$4,388 million, up R$22 million, from the previous quarter, mainly impacted by (i) the increase in fee and commission income, amounting to R$157 million; (ii) a decrease in the allowance for loan loss expenses, in the amount of R$104 million; (iii) the increase in operating income from Insurance, Pension Plans and Capitalization Bonds in the amount of R$76 million; offset by: (iv) the R$196 million increase in personnel and administrative expenses; (v) lower financial margin, amounting to R$79 million; and (vi) higher tax expenses, in the amount of R$47 million.

In comparison with the same period a year earlier, the R$848 million, or 6.9%, increase in the first nine months of 2012 is basically a result of: (i) the R$3,621 million increase in financial margin; (ii) the R$1,700 million increase in fee and commission income; (iii) the R$422 million increase in operating income from Insurance, Pension Plans and Capitalization Bonds, partially offset by: (iv) a R$2,228 million increase in allowance for loan loss expenses; (v) a R$1,806 million increase in administrative and personnel expenses; (vi) a R$492 million increase in other operating expenses (net of other revenues); and (vii) a R$382 million increase in tax expenses.

Bradesco	81

Economic and Financial Analysis

Non-Operating Income

In the third quarter of 2012, non-operating income posted a loss of R$20 million, down R$2 million from the previous quarter and down R$59 million from the same period in 2011, due to greater non-operating expenses in the period.

82	Report on Economic and Financial Analysis – September 2012

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Return to Shareholders

Sustainability

Bradesco remains in the Dow Jones Sustainability World Index 2012/2013

For one more year, Bradesco was selected to join the Dow Jones Sustainability World Index, which considers the world companies’ financial and environmental performance, such as corporate governance, risk management, climate change mitigation and management, human capital development and standards for the supply chain.

Since 1999, the capital market has recognized the Dow Jones Sustainability World Index as the first global index that assigns differentiated value to companies that consistently demonstrate their long-term initiatives and strategies towards corporate sustainability.

Época magazine’s 2012 Green Company Award

For the fifth consecutive year, Bradesco is one of the winners of the Época’s Green Company Award for being an outstanding company in terms of Good Environmental Practices. Promoted by Época Magazine, the award aims to highlight companies' environmental strategy, such as initiatives towards climate change, biodiversity impact, use of renewable raw materials, conscientious water usage, waste disposal, energy efficiency and innovative development of processes and products.

Investor Relations (IR)

In the third quarter of 2012, as a sequence of the cycle of 2012 Apimec Meetings, Bradesco carried out seven events in the cities of Fortaleza, Belo Horizonte, Porto Alegre, Brasília, Rio de Janeiro, São Paulo and Recife. These meetings were attended by more than 2.3 thousand people including analysts, shareholders, customers and investors. All meetings were broadcast live over the internet with simultaneous translation into English and the participation of approximately 3.7 thousand internet users. São Paulo's event was also broadcasted in Libras (Brazilian sign language) to reinforce the democratization of information. The summary of all events and the full São Paulo's meeting can be watched at www.bradesco.com.br/ri.

The Investor Relations Area, in partnership with Ágora and Bradesco Corretora, participated in the

ExpoMoneys in Brasília and São Paulo, where lectures on various topics were held, such as "Building Knowledge in Stocks," "Macroeconomic Scenario," "Personal Finance," "Diversifying Investments,” "Be the Owner of Your Strategy", "Fundamental Analysis," among others. Also, visitors clarified their doubts and took a quiz on financial literacy, Bradesco numbers, sustainability practices and Olympics.

The area also attended eight conferences and road shows in Brazil and abroad, serving more than 240 analysts and investors. In this period, 37 meetings, 54 conference calls, 4 institutional presentations and 3 events were held in Brazil.

In addition, the Investor Relations team frequently keeps contact with shareholders, investors and analysts via telephone, email, or in person at Bradesco's headquarters.

84	Report on Economic and Financial Analysis – September 2012

Return to Shareholders

Corporate Governance

The Bank’s Management is made up of the Board of Directors, which is composed of nine members (seven external members, one internal member and one independent member), and the Board of Executive Officers. Members of the Board of Directors are elected on an annual basis by the Annual Shareholders’ Meeting, which elect members of the Board of Executive Officers internally.

Within its Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 44 Executive Committees that assist the Board of Executive Officers in performing its duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income.

Preferred shares are also entitled to dividends 10% greater than those paid to common shares.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of BM&FBovespa -Securities, Commodities and Futures Exchange.

In 2011, it also voluntarily adhered to the Code of Self-Regulation and Best Practices for Publicly-Held Companies, issued by the Brazilian Association of Publicly-Held Companies (Abrasca) based on the best corporate governance practices adopted in Brazil and abroad.

Bradesco ranked AA+ (Excellent Corporate Governance Practices) by Austin Rating.

On March 9, 2012, all of the matters proposed to the Shareholders’ Meetings were approved.

For more information, visit www.bradescori.com.br - Corporate Governance.

Bradesco Shares

Number of Shares - Common and Preferred Shares (1)

			In thousands
	Sept12	Jun12	Sept11
Common Shares	1,909,762	1,909,839	1,909,911
Preferred Shares	1,907,611	1,907,931	1,907,931
Subtotal – Outstanding Shares	3,817,373	3,817,770	3,817,842
Treasury Shares	7,422	7,025	6,953
Total	3,824,795	3,824,795	3,824,795
(1) Stock bonus and splits during the periods were not included.

On September 30, 2012, Bradesco’s capital stock stood at R$30.1 billion, composed of 3,824,795 thousand no-par, book-entry shares, of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial de Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações S.A., whose majority of shareholders are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

Bradesco	85

Return to Shareholders

Bradesco Shares

Number of Shareholders - Domiciled in Brazil and Abroad

	Sept12%		Ownership of Capital (%)	Sept11%		Ownership of Capital (%)
Individuals	329,141	89.77	23.22	338,462	89.90	23.75
Companies	36,558	9.97	46.01	37,147	9.87	46.85
Subtotal Domiciled in Brazil	365,699	99.74	69.23	375,609	99.77	70.60
Domiciled Abroad	969	0.26	30.77	867	0.23	29.40
Total	366,668	100.00	100.00	376,476	100.00	100.00

On September 30, 2012, there were 365,699 shareholders domiciled in Brazil, accounting for 99.74% of total shareholders and holding 69.23%	of all shares, while a total of 969 shareholders are domiciled abroad, accounting for 0.26% of shareholders and holding 30.77% of shares.

Average Daily Trading Volume of Shares (1)

Bradesco shares are traded on BM&FBovespa and NYSE. Since November 21, 2001, Bradesco trades its ADRs backed by preferred shares on NYSE. As of March 13, 2012, it has also traded ADRs backed by common shares.

In the first nine months of 2012, the average daily trading volume of ADRs was R$288 million,

representing 57.0% of the total average daily trading volume of Bradesco shares. In the same period, the average daily trading volume of common and preferred shares on BM&FBovespa reached R$218 million, representing 43.0% of the total average daily trading volume of Bradesco shares.

(1) Average daily trading volume of shares listed on BM&FBovespa (BBDC3-ON and BBDC4-PN) and NYSE (BBD-ADR PN and BBDO-ADR ON).

86	Report on Economic and Financial Analysis – September 2012

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares - BBDC4 (1)

The graph shows the change in preferred shares due to Bradesco’s dividend reinvestment, compared to the Ibovespa and the CDI - Interbank Deposit Rate. If R$100 were invested in	December 2001, Bradesco shares would be worth R$896 at the end of September 2012, an appreciation above Ibovespa and CDI rates in the same period.

(1) Dividend reinvestment is considered.

Share and ADR Performance (1)

	In R$ (unless otherwise stated)
	3Q12	2Q12	Variation %	9M12	9M11	Variation %
Adjusted Net Income per Share	0.76	0.75	1.3	2.25	2.21	1.8
Dividends/Interest on Shareholders' Equity - Common Share (after Income Tax)	0.214	0.212	0.9	0.633	0.620	2.1
Dividends/Interest on Shareholders' Equity - Preferred Share (after Income Tax)	0.235	0.233	0.9	0.696	0.681	2.2

	In R$ (unless otherwise stated)
	Sept12	Jun12	Variation %	Sept12	Sept11	Variation %
Book Value per Common and Preferred Share	17.30	16.74	3.3	17.30	14.08	22.9
Last Trading Day Price - Common Shares	26.69	25.00	6.8	26.69	22.94	16.3
Last Trading Day Price - Preferred Shares	32.57	29.94	8.8	32.57	27.71	17.5
Last Trading Day Price - ADR ON (US$) (2)	13.57	12.31	10.2	13.57	-	-
Last Trading Day Price - ADR PN (US$)	16.07	14.87	8.1	16.07	14.79	8.7
Market Capitalization (R$ million) (3)	113,102	104,869	7.9	113,102	96,682	17.0
Market Capitalization (R$ million) - Most Traded Share (4)	124,332	114,304	8.8	124,332	105,792	17.5
(1) Adjusted for corporate events in the periods;
(2) In March 2012, Bradesco launched a program of Level II ADRs backed by common shares;
(3) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and
(4) Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

Bradesco	87

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts - Target Price

Market analysts issue periodical recommendations on Bradesco preferred shares (BBDC4). We had access to ten reports prepared by these analysts on October 17, 2012. Below are	recommendations and a consensus on the target price.

Recommendations %		Target Price in R$ for Dec13
Buy	50.0	Average	39.32
Keep	50.0	Standard Deviation	3.91
Sell	-	Higher	45.80
Under Analysis	-	Low er	33.00

For more information on target price and recommendation of each market analyst that monitors the performance of Bradesco shares,	visit the IR section at www.bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Market Capitalization

On September 30, 2012, Bradesco’s market capitalization, considering the closing prices of common and preferred shares, was R$113.1 billion, up 7.9% over the previous quarter. Considering the closing price for preferred shares (most traded share), on the same date, Bradesco’s market capitalization was R$124.3 billion, an increase of 8.8% over the previous quarter. In the quarter-on-quarter comparison, the Ibovespa increase was equivalent to the Bradesco’s market capitalization (considering the most traded share), that is, 8.8%.

88	Report on Economic and Financial Analysis – September 2012

Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares) / Net Income (1): indicates a possible number of years that the investor would recover the capital invested, based on the closing prices of common and preferred shares.

(1) In the last 12 months.

Market Capitalization (Common and Preferred Shares) / Shareholders' Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

(1) Note the increase of R$4,105 million in shareholders’ equity from the surplus value of some securities reclassified from “Held to Maturity” to “Available for Sale”, due to the adoption of CPCs 38 and 40 by the Insurance Group.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.

Bradesco	89

Return to Shareholders

Dividends/Interest on Shareholders’ Equity

In the first nine months of 2012, a total of R$2,923 million was allocated to shareholders as Interest on Shareholders’ Equity and Dividends. In the last 12 months, total Interest on Shareholders’ Equity and Dividends allocated to shareholders corresponded to 35.9% of book net income, considering withholding income tax of 31.5% thereof.

(1) In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares comprises Brazil’s main stock indexes, including IBrX-50 (index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBovespa), ISE (Corporate Sustainability Index), ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), and ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices).

Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brasil Index of Madrid Stock Exchange.

Sept12	In % (1)
Ibovespa	3.2
IBrX-50	7.6
IBrX	7.6
IFNC	21.0
ISE	5.2
IGC	6.1
ITAG	11.4
ICO2	11.8

(1) Represents Bradesco’s weight on the portfolio of main Brazilian stock market indexes.

90	Report on Economic and Financial Analysis – September 2012

Additional Information

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Sept12	Jun12	Sept11	Jun11
Banks - Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.6	16.8	17.6
Savings Deposits	N/A	13.8	13.8	14.1
Time Deposits	N/A	12.8	14.7	14.3
Loan Operations	11.7 (1) (3)	11.8 (1)	12.3	12.6
Loan Operations - Vehicles Individuals (CDC + Leasing)	15.8 (1) (3)	15.9 (1)	16.3	16.8
Payroll-Deductible Loans	10.9 (1) (3)	11.0 (1)	11.2	11.3
Bradesco Collection (Balance)	N/A	25.7	26.3	26.7
Number of Branches	21.7	21.9	19.7	18.7
Banks - Source: Federal Revenue Service / Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	20.6	22.0	21.8
Brazilian Unified Tax Collection System Document (DAS)	N/A	16.4	17.3	17.2
Banks - Source: Social Security National Institute (INSS) / Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.4	14.6	14.2
Benefit Payment to Retirees and Pensioners	24.4	24.1	23.4	22.9
Banks - Source: Anbima
Investment Funds + Portfolios	18.3	18.0	16.7	16.6
Insurance, Pension Plans and Capitalization Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Capitalization Bond Premiums	24.5 (3)	24.8	24.9	25.0
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.3 (3)	24.8	25.0	25.0
Life Insurance and Personal Accident Premiums	17.7 (3)	17.4	16.9	16.3
Auto/Basic Lines (RE) Insurance Premiums	10.6 (3)	10.5	10.4	10.5
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.7 (3)	13.9	14.1	14.0
Health Insurance Premiums	47.4 (3)	46.9	47.5	47.4
Income from Pension Plan Contributions (excluding VGBL)	30.0 (3)	29.3	29.2	28.8
Capitalization Bond Income	22.6 (3)	22.2	21.4	21.3
Technical Reserves for Insurance, Pension Plans and Capitalization Bonds	29.6 (3)	29.5	30.1	30.2
Insurance and Pension Plans - Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	28.9 (3)	30.0	32.5	32.8
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	26.7 (3)	25.3	25.2	24.8
Pension Plan Investment Portfolios (including VGBL)	33.6 (3)	33.9	33.9	34.2
Leasing - Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.2 (3)	19.2	18.5	18.5
Consortia - Source: Bacen
Real Estate	29.7 (2)	29.3	26.6	26.9
Auto	25.6 (2)	25.6	24.8	25.4
Trucks, Tractors and Agricultural Implements	18.0 (2)	17.7	16.5	16.9
International Area - Source: Bacen
Export Market	19.7	19.3	20,9	22,1
Import Market	17.2	17.8	17.8	17.9
(1) Bacen data for June 2012 and August 2012 are preliminary;
(2) Reference date: July 2012; and
(3) Reference date: August 2012.
N/A - Not available.

92	Report on Economic and Financial Analysis – September 2012

Additional Information

Market Share of Products and Services

Branch Network

Region	Sept12		Market	Sept11		Market Share
	Bradesco	Market	Share	Bradesco	Market
North	279	1,028	27.1%	192	864	22.2%
Northeast	844	3,334	25.3%	586	2,884	20.3%
Midw est	346	1,641	21.1%	318	1,523	20.9%
Southeast	2,417	11,320	21.4%	2,191	10,848	20.2%
South	779	4,130	18.9%	658	3,859	17.1%
Total	4,665	21,453	21.7%	3,945	19,978	19.7%

Compulsory Deposits/Liabilities

%	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10
Demand Deposits
Rate (2) (6)	44	43	43	43	43	43	43	43
Additional (3)	-	12	12	12	12	12	12	12
Liabilities (1)	34	28	28	28	28	29	29	29
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	20	15	15	15	15	14	14	14
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	20	20	20
Additional (3)	12	12	12	12	12	12	12	12
Free	68	68	68	68	68	68	68	68

(1) Liabilities are applied to Rural Loans;
(2) Collected in cash and not remunerated;
(3) Collected in cash with the Special Clearance and Custody System (Selic) rate;
(4) Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a. for deposits made until May 3, 2012. For deposits made as from May 4, 2012, the Bank will collect (i) TR + interest of 6.17% p.a., if the Selic rate is higher than 8.5% p.a., or (ii) TR + 70% of the Selic rate, when the Selic rate is equal to or lower than 8.5% p.a.;
(5) As of the calculation period from March 29, 2010 to April 1, 2010, with compliance on April 9, 2010, liabilities are now exclusively in cash, and may be paid with credits acquired as provided for by legislation in force; and
(6) FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco	93

Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Bradesco is one of the Brazilian banks that invest the most in Information Technology, in order to provide its customers increasingly convenience and easiness through services that meet their needs and, more than that, their desires.

In addition to owning one of the largest banking service networks, the Bank offers its customers various electronic media, thereby strengthening the relationship between them and the Bank.

Among the channels, we highlight the F.Banking, the first Brazilian application and one of the first in the world to provide access to bank account through Facebook, Brazil's largest social network. With this application customers can view account information and carry out payment of bills. We ensure total security; data are not at risk of being accessed by third parties, because the system used to access the account is the same as Internet Banking, which is hosted in a secure Bradesco environment.

Besides social networks, we also launched the mobile version of the Bradesco Universitários website, which offers convenience and fast browsing among content available and designed specifically for university students. It features information about products and services, interviews with personalities and renowned professionals, audio podcasts, Bradesco Radio, and internship and résumé tips.

Another highlight in the period is Bradesco Next. The "Bank of the Future" is a conceptual agency unveiled at the JK Iguatemi Mall in São Paulo. The environment, where technology fits customer needs and not the other way round, provides a unique experience with the Bank's products and services through innovative solutions such as biometric wall, in which customers and non-customers can know and experience in practice the use of biometrics through an on-site registration, which allows interaction with agency’s other tools. It also features Bradesco Dia & Noite equipment, or ATMs Next, which have touchscreen and allow some transactions without card. In the "Bank of the Future" you can use an interactive table called "Life Cycles,” also exclusive to Bradesco customers. A series of cards bring purchase goals, such as buying a house, a car or a trip. By placing a card on the table, it automatically analyzes your account holder profile and tells you what to do to reach the goal.

Concerning IT Improvements, a total of 80% of the Systems Architecture is already developed, bringing significant results, such as a 25% reduction in business processes and back-office activities, greater agility in the design and development of new products, around 50%, and a 10% reduction in development costs with component reuse.

For these and other pioneering initiatives and avant-garde attitude, Bradesco was considered the most innovative company in customer relationship according to a study by DOM Strategy Partners, a consultancy, which was published in the Consumidor Moderno magazine. Moreover, Bradesco won in the Banking & Insurance category the 100+ Innovative Companies in IT Award promoted by IT Media.

We have an up-to-date technological environment, duly controlled and prepared to meet the demands of the growing volume of our customers’ business transactions. In 2012, Bradesco’s processing capacity increased by 7.2% in view of the daily volume of 265 million transactions. Data storage capacity increased by 16%, allowing the Bank to offer more services and information to its customers.

As a prerequisite for its continuous expansion, Bradesco invested R$2,967 million in Infrastructure, Information Technology and Telecommunications up to the third quarter of 2012. The total amount invested over recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below.

					R$ million
	9M12	2011	2010	2009	2008
Infrastructure	421	1,087	716	630	667
Information Technology and Telecommunication	2,546	3,241	3,204	2,827	2,003
Total	2,967	4,328	3,920	3,457	2,670

94	Report on Economic and Financial Analysis – September 2012

Additional Information

Risk Management

Risk management is a strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing the conditions required to meet strategic goals while working to strengthen the Organization.

The Organization exercises the corporate control of risks in an integrated and independent manner,

unifying policies, processes, criteria and methodology for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradescori.com.br.

Capital Adequacy Ratio

In September 2012, Bradesco's Reference Shareholders' Equity amounted to R$91,149 million, versus a Required Reference Shareholders' Equity of R$62,851 million, resulting in a R$28,298 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 86.3% of the risk-weighted assets.

The Capital Adequacy Ratio decreased by 1.0 p.p., from 17.0% in June 2012 to 16.0% in September 2012, mainly due to: (i) the decrease due to maturity of subordinated debts eligible to Tier II capital; (ii) the increase in credit risk, partially caused by the loan portfolio expansion; and (iii) the increase in market risk, partially caused by the effects of Bacen Circular Letter No. 3,568/11.

Calculation Basis	R$ million
	Sept12	Jun12	Mar12	Dec11	Sept11	Jun11	Mar11	Dec10
Reference Shareholders' Equity	91,149	90,201	75,705	71,476	68,806	62,524	59,923	56,147
Tier I	64,265	62,418	60,580	58,714	56,876	55,110	53,240	49,897
Shareholders' Equity	66,047	63,920	58,059	55,582	53,742	52,843	51,297	48,043
Mark-to-Market Adjustments	(2,150)	(1,865)	2,126	2,765	2,781	1,947	1,660	1,678
Reduction of Deferred Assets	(218)	(224)	(235)	(248)	(260)	(279)	(291)	(296)
Non-controlling Interest/Other	586	587	630	615	613	599	574	472
Tier II	26,992	27,890	15,231	12,865	12,063	7,544	6,809	6,373
Mark-to-Market Adjustments	2,150	1,865	(2,126)	(2,765)	(2,781)	(1,947)	(1,660)	(1,678)
Subordinated Debt	24,842	26,025	17,357	15,630	14,844	9,491	8,469	8,051
Deduction of Funding Instruments	(108)	(107)	(107)	(103)	(134)	(130)	(126)	(123)
Risk-weighted Assets	571,377	531,871	505,934	474,173	467,206	426,007	398,443	380,844
Required Reference Shareholders' Equity	62,851	58,506	55,653	52,159	51,393	46,861	43,829	41,892
Credit Risk	54,213	52,050	48,718	47,422	47,183	43,324	40,775	38,938
Operating Risk	3,432	3,313	3,313	2,810	2,810	2,690	2,690	2,574
Market Risk	5,207	3,143	3,622	1,927	1,400	847	364	380
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	28,298	31,695	20,052	19,317	17,413	15,663	16,094	14,255
Leverage Margin	257,255	288,136	182,293	175,609	158,303	142,393	146,309	129,591
Capital Adequacy Ratio	16.0%	17.0%	15.0%	15.1%	14.7%	14.7%	15.0%	14.7%

Bradesco	95

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

To the Directors of
Banco Bradesco S.A.
Osasco – SP

Introduction

We were engaged to apply limited assurance procedures for the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") as of and for the three and nine month periods ended September 30, 2012. Management is responsible for the preparation and fair presentation of this supplementary accounting information. Our responsibility is to issue a Limited Assurance Report on such supplementary accounting information.

Scope, procedures applied and limitations

The limited assurance procedures were performed in accordance with standard NBC TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC –Conselho Federal de Contabilidade) and the ISAE 3000 -International Standard on Assurance Engagements issued by the International Auditing and Assurance Standards Board - IASB, both for assurance engagements other than audits or reviews of historical financial information.

The limited assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal controls systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators through interviews with the management responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed at this date and.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards, as well as these procedures and the obtained evidence are more limited than for reasonable assurance procedures. Additionally, our report does not offer limited assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparation of the supplementary accounting information

The additional accounting information disclosed in the Economic and Financial Analysis Report as of and for the three and nine month periods ended September 30, 2012 were prepared by Management of Bradesco, based on the consolidated financial information contained in the interim financial information and on the criteria described in the Economic and Financial Analysis Report, in order to provide additional analysis, but without being part of the interim financial information available in this date.

98	Report on Economic and Financial Analysis – September 2012

Independent Auditors’ Report

Limited assurance report from independent auditor on the supplementary accounting information

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the supplementary accounting information in the Economic and Financial Analysis Report as of and for the three and nine month periods ended September 30, 2012 is inconsistent, in all material respects, with regard to interim accounting information referred to in the paragraph of criteria for the preparation of supplementary accounting information.

Osasco, October 19, 2012

Original report in Portuguese signed by
KPMG Auditores Independentes
CRC 2SP014428/O-6

     Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

Bradesco	99

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the period ended September 30, 2012, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The main central banks have adopted and reinforced measures to prevent exceptional events in the international scenario. The wider-scale injection of liquidity and the maintenance of expansionist initiatives should contribute to the recovery of the global economy. This outlook is likely to heighten the effects of the domestic economic policy stimuli, strengthening the perception that Brazil's economy has entered into a sustained period of higher growth.

The Bradesco Organization's third-quarter highlights are listed below:

R$6.695 billion corresponded to taxes withheld and collected from third parties, and R$10.361 billion to taxes levied on the activities of Bradesco Organization, equivalent to 122.07% of Net Income.

Paid-in Capital Stock totaled R$30.100 billion at the end of the quarter. Together with Equity Reserves of R$35.947 billion, Shareholders Equity came to R$66.047 billion, 22.90% up on the same period in 2011 and equivalent to a book value of R$17.30 per share.

On September 30, 2012, Bradesco's Market Capitalization, calculated based on its stock price, came to R$113.102 billion, equivalent to 1.71 times Shareholders Equity.

Managed Shareholders Equity represents 7.78% of consolidated Assets, which came to R$856.288 billion, 18.55% more than in September 2011. Thus the Capital Adequacy Ratio came to 15.87% in the consolidated financial result and 15.95% in the consolidated economic and financial result, higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in compliance with the Basel Committee. At the close of the quarter, the fixed asset ratio in relation to Consolidated Reference Assets was 45.02% in the consolidated financial result and 18.95% in the consolidated economic and financial result, well within the 50% limit.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity those securities classified under “held-to-maturity securities”. Bradesco further declares that the operations of Banco Bradescard S.A., the current name of Banco Ibi S.A., its subsidiary, are sufficient to cover the strategic goals defined in the business plan, in compliance with  Article 11 of National Monetary Council Resolution 4,122/12.

On September 30, 2012, total funding and assets under management came to R$1.172 trillion, 20.43% up on the same period in 2011, broken down as follows:

•

On August 30, the Organization inaugurated Bradesco Next—the bank of the future—a thoroughly modern space for the presentation and experimentation of new products and services. In Bradesco Next, technology and innovation are adapted to the needs of its customers, who can take advantage of a fully digital and multi-touch environment, financial advisory services with an interactive panel, and an ATM that sends transaction receipts via email and enables customers to withdraw money using biometric technology (using the palm of their hand only, with no recourse to cards), among other benefits; and

•	On September 13, Bradesco was once again included in the Dow Jones Sustainability Index, a select NYSE trading list that includes only those companies with the best sustainable development practices.

From January 1 to September 30, 2012, Bradesco posted Net Income of R$8.488 billion, corresponding to earnings per share of R$2.22 and a return on average Shareholders Equity(*) of 19.59%. The annualized return on average Total Assets stood at 1.40%.

A total of R$2.923 billion was allocated to shareholders as Dividends and Interest on Shareholders Equity, of which R$1.348 billion was paid as monthly and interim dividends and R$1.575 billion was provisioned.

		R$458.407	billion in demand deposits, time deposits, interbank deposits, open market and savings accounts, up by 15.72%;
		R$404.443	billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, a 26.61% improvement;

In the first nine months, taxes and contributions, including social security contributions, paid or provisioned, totaled R$17.056 billion, of which

102	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Management Report

R$168.639

billion in the exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and related charges, funds from security and subordinated debt issues in Brazil and other funding operations, a 15.69% increase;

led the semi-annual M&A, fixed income and equities rankings. In the first nine months of 2012, it executed operations worth over R$96.401 billion.

On September 30, 2012, Grupo Bradesco Seguros e Previdência, one of the leaders in the insurance, pension plan and capitalization bond segments, posted Net Income of R$2.623 billion and Shareholders Equity of R$17.919 billion. Net written insurance premiums, pension contributions and capitalization bond income came to R$31.092 billion, up 17.34% on the same period in 2011.

On September 30, 2012, Bradesco Organization's Customer Service Network, which is at the disposal of customers and users, comprised 55,575 service points, as well as 35,128 terminals in the Bradesco Dia & Noite Network, 34,619 of which also operating on weekends and holidays, in addition to 12,414 terminals in the Banco24Horas network, available to Bradesco's customers to make withdrawals, obtain statements, check balances, solicit loans, and make payments and transfers. In the payroll-deductible loan segment, the network had 1,186 Bradesco Promotora correspondent branches and, in the vehicles segment, 16,674 Bradesco Financiamento points of sale:

R$117.807	billion in technical reserves for insurance, pension plans and capitalization bonds, a 21.33% expansion; and
R$22.712	billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$11.185 billion.
At the end of the period, consolidated loans stood at R$371.674 billion, 11.84% higher than in September 2011, broken down as follows:
R$7.361	billion in advances on exchange contracts, giving a total export financing portfolio of US$14.346 billion;
US$3.758	billion in import financing in foreign currency;
8,439

Branches and PAs (Service Branches) in Brazil (Branches: Bradesco 4,641, Banco Bradesco Financiamentos 19, Bankpar 2, Banco Bradesco BBI 1, Banco
Bradesco Cartões 1 and Banco Alvorada 1; and PAs: 3,774);

R$8.731	billion in leasing;
R$15.968	billion in rural lending;
R$85.987	billion in consumer financing, including R$11.571 billion in credit card receivables;
		3	Overseas Branches, 1 in New York, and 2 in Grand Cayman;
R$54.732	billion in sureties and guarantees; and
10

Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco North America LLC and Bradesco Securities Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Securities Hong Kong Limited and Bradesco Trade Services Limited in Hong Kong, Bradesco Services Co. Ltd. in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman, and Bradescard México, Sociedad de Responsabilidad Limitada in Mexico);

R$30.416	billion in operations involving the onlending of foreign and domestic funds, mainly from the BNDES Brazilian evelopment Bank, operating as one of the country's main onlending agents.
In the real estate segment, between January and September 2012, Bradesco Organization allocated R$11.152 billion to the construction and acquisition of homes, comprising 58,083 properties.

Bradesco BBI, Bradesco Organization's investment bank, advises customers on share issues, mergers  and acquisitions and the structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, receivables-backed investment funds (FIDCs) and bonds in Brazil and abroad, in addition to structured financing operations for companies and project finance. In a survey  conducted by the Brazilian Association of Financial and Capital Market Entities (Anbima), Bradesco BBI

		41,713	Bradesco Expresso service points;
		1,456	PAEs - in-company electronic service branches; and
		3,954	External terminals in the Bradesco Dia & Noite ATM network and 10,464 ATMs in the Banco24Horas network, with terminals shared by both networks.

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In accordance with CVM Rule 381/03, in the period the Bradesco Organization did not contract nor was  provided services unrelated to the external audit by KPMG Auditores Independentes that exceeded 5% of the total external auditing fees. The additional services provided by the external auditors comprised previously agreed upon procedures for revising financial and control information and providing support for complying with fiscal requirements, diagnosis of processes and technology and trainings.

In the Human Resources Area, Bradesco maintained its strategy of promoting the professional development of its employees by investing heavily in training programs, seeking to increase the quality and efficiency of its services. Between January and September 2012, 2,249 courses were administered to 1,665,778 employees. Benefits aimed at promoting the quality of life, well-being and security of its staff and their dependents covered 207,852 employees at the end of the period.

Most of the Organization's social initiatives are handled by Fundação Bradesco, which maintains 40 schools located in all Brazilian states and the Federal District, with a special emphasis on socially and economically underprivileged regions. The budget of R$385,473 million will provide free, high-quality education to: a) 111,170 students enrolled in the following levels: basic education (kindergarten to high school and vocational training/high-school), youth and adult education, and preliminary and continuing vocational training, which focuses on creating jobs and income; b) around 300 thousand students who will conclude at least one of the various distance-learning courses (EaD) available on the e-learning portal; and c) 83 thousand beneficiaries in partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação Program and technology courses (Educar e Aprender). The more than 50 thousand basic education students receive meals, medical and dental assistance, school supplies and uniforms free of charge.

The Bradesco Sports and Education Program maintains 17 Training and Specialist Centers in thecity of Osasco, SP, for teaching women's volleyball and basketball in its Sports Development Center, Fundação Bradesco schools, schools in the city's public school system, private schools and sports centers. Currently around 2 thousand girls, aged between 8 and 18, are taking part in the program, reinforcing Bradesco's social commitment to defending a country that is giving increasing value to recognizing talent, effort and the full exercise of citizenship, combining health, sports and education.

Bradesco received the following important honors in the period:
•	Elected the most valuable brand in Latin America, for the second consecutive year, by a survey conducted by Latin America Brand Finance;
•	Elected the Best Bank in Latin America, according to study prepared by América Economia magazine;
•

Elected Company of the Year by the Best of Dinheiro 2012 year book in a survey conducted by IstoÉ Dinheiro magazine in association with KPMG, Trevisan and Economatica. The Bradesco Organization was also elected Best Insurance Company, Best Health Company and Best Human Resources Management Company;

•	Ranked first in the Banks category by the Best of Brazil 2012 year book, promoted by Brasil Econômico newspaper, in a survey by the consulting firm, Austin Rating;
•	Elected the most innovative company in customer relations, according to a survey conducted by DOM Strategy Partners, published in Consumidor Moderno magazine;
•	Elected one of the 100 Best Companies to Work For in Brazil, according to a survey by Época magazine, evaluated by the Great Place to Work Institute;
•	Elected one of the 150 Best Companies to Work For, according to Guia 2012 Você S/A in, in a study conducted by Management Institute Foundation - FIA;
•	Highlighted by the Valor 1000 year book, published by Valor Econômico newspaper, which elected Grupo Bradesco Seguros e Previdência as Brazil's best insurance company;
•	Granted the Best Relations with Financial Sector Investors Award, promoted by IR magazine together with Revista RI and the Brazilian Investor Relations Institute (IBRI); and
•	Granted the 2012 Brazil Ombudsman Award, based on a survey by the Brazilian Ombudsmans Association, the Brazilian Corporate-Customer Relations Association and Consumidor Moderno magazine.

104	Report on Economic and Financial Analysis – September 2012

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Management Report

These results are confirmation of the Bradesco Organization's efforts and strategies for meeting and exceeding customers' expectations, with efficiency and first-class products and services. For these achievements and for all our other advances, we would like to thank our shareholders and customers for their support and confidence and our employees and other personnel for their efficient and dedicated efforts.

Cidade de Deus, October 19, 2012
Board of Directors and Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders equity.

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Consolidated Statement of Financial Position - R$ thousand

Assets	2012		2011
	September	June	September
Current assets	612,443,567	600,201,144	523,934,140
Cash and due from banks (Note 6)	12,943,991	13,997,224	10,018,083
Interbank investments (Notes 3d and 7)	125,892,805	90,879,341	84,183,100
Investments in federal funds purchased and securities sold under agreements to repurchase	117,856,744	82,255,293	76,028,087
Interbank deposits	8,037,180	8,624,548	8,156,717
Allowance for loan losses	(1,119)	(500)	(1,704)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	241,899,736	254,725,288	194,946,379
Own portfolio	176,499,275	177,386,354	125,507,723
Subject to repurchase agreements	57,957,328	69,663,742	64,860,406
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,585,305	2,790,138	2,630,271
Subject to the Brazilian Central Bank	-	-	1,901
Underlying guarantee provided	4,008,664	3,310,813	1,887,281
Securities subject to unrestricted repurchase agreements	849,164	1,574,241	58,797
Interbank accounts	55,071,776	61,081,583	70,741,214
Unsettled payments and receipts	768,037	643,934	976,599
Restricted credit (Note 9):
- Compulsory deposits - Brazilian Central Bank	54,222,409	60,369,358	69,707,946
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	2,243	4,738	1,763
Correspondent banks	78,509	62,975	54,328
Interdepartmental accounts	654,931	886,060	688,693
Internal transfer of funds	654,931	886,060	688,693
Loans (Notes 3g, 10 and 32b)	121,870,197	119,765,169	109,423,126
Loans:
- Public sector	338,055	321,422	959,838
- Private sector	134,108,179	131,898,333	119,643,000
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,576,037)	(12,454,586)	(11,179,712)
Leasing (Notes 2, 3g, 10 and 32b)	4,370,926	4,771,440	5,840,364
Leasing receivables:
- Public sector	-	1,379	6,810
- Private sector	8,516,508	9,223,613	11,146,582
Unearned income from leasing	(3,663,648)	(3,941,539)	(4,675,714)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(481,934)	(512,013)	(637,314)
Other receivables	47,273,435	51,278,262	46,523,599
Receivables on sureties and guarantees honored (Note 10a-3)	7,230	8,553	8,944
Foreign exchange portfolio (Note 11a)	11,243,408	14,026,676	13,999,732
Receivables	678,519	645,354	608,478
Securities trading	3,309,379	4,003,933	1,861,361
Specific loans	2,503	2,429	2,226
Insurance premiums receivable	2,780,945	2,766,572	2,347,850
Sundry (Note 11b)	29,976,066	30,535,432	28,321,699
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(724,615)	(710,687)	(626,691)
Other assets (Note 12)	2,465,770	2,816,777	1,569,582
Other assets	1,259,762	1,162,736	676,040
Provision for losses	(621,824)	(580,793)	(221,693)
Prepaid expenses (Notes 3i and 12b)	1,827,832	2,234,834	1,115,235
Long-term receivables	227,852,187	214,861,717	186,303,873
Interbank investments (Notes 3d and 7)	879,572	1,978,788	1,779,775

The accompanying Notes are an integral part of these Consolidated Financial Statements.

106	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Consolidated Statement of Financial Position - R$ thousand

Assets	2012		2011
	September	June	September
Interbank investments	879,572	1,978,788	1,779,775
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	77,637,517	67,781,988	49,675,235
Own portfolio	51,751,401	38,744,376	28,992,647
Subject to repurchase agreements	24,498,921	27,790,998	19,836,301
Derivative financial instruments (Notes 3f, 8e II and 32b)	514,354	361,803	173,735
Privatization currencies	75,222	77,905	82,397
Underlying guarantees provided	797,619	641,690	590,155
Securities subject to unrestricted repurchase agreements	-	165,216	-
Interbank accounts	549,063	542,574	521,249
Restricted credits (Note 9):
- SFH	549,063	542,574	521,249
Loans (Notes 3g, 10 and 32b)	112,785,040	109,806,071	102,441,369
Loans:
- Public sector	138,620	161,514	440,743
- Private sector	119,431,942	116,272,505	108,226,547
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,785,522)	(6,627,948)	(6,225,921)
Leasing (Notes 2, 3g, 10 and 32b)	3,537,135	3,933,203	5,645,598
Leasing receivables:
- Private sector	7,865,903	8,644,461	11,625,666
Unearned income from leasing	(3,987,493)	(4,339,656)	(5,561,638)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(341,275)	(371,602)	(418,430)
Other receivables	30,832,996	29,588,352	25,470,895
Receivables	39,265	40,177	27,085
Securities trading	131,178	227,419	333,316
Sundry (Note 11b)	30,668,041	29,325,945	25,113,336
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(5,488)	(5,189)	(2,842)
Other assets (Note 12)	1,630,864	1,230,741	769,752
Other assets	164	392	565
Prepaid expenses (Notes 3i and 12b)	1,630,700	1,230,349	769,187
Permanent assets	15,992,229	15,457,567	12,051,355
Investments (Notes 3j, 13 and 32b)	1,907,178	1,889,084	1,721,028
Equity interest in unconsolidated companies - In Brazil	1,415,539	1,392,154	1,192,374
Other investments	765,592	771,421	791,664
Allowance for losses	(273,953)	(274,491)	(263,010)
Premises and equipment (Notes 3k and 14)	4,499,596	4,523,337	3,811,582
Premises	1,289,384	1,268,346	1,179,256
Other assets	9,252,973	9,061,663	7,927,748
Accumulated depreciation	(6,042,761)	(5,806,672)	(5,295,422)
Leased assets (Note 14)	-	-	1,058
Leased assets	-	-	8,946
Accumulated depreciation	-	-	(7,888)
Intangible assets (Notes 3l and 15)	9,585,455	9,045,146	6,517,687
Intangible assets	16,094,453	15,275,328	11,932,227
Accumulated amortization	(6,508,998)	(6,230,182)	(5,414,540)
Total	856,287,983	830,520,428	722,289,368

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statement of Financial Position - R$ thousand

Liabilities	2012		2011
	September	June	September
Current liabilities	565,085,672	535,059,752	433,890,594
Deposits (Notes 3n and 16a)	140,689,185	139,504,779	139,898,063
Demand deposits	33,627,630	32,529,401	31,861,863
Savings deposits	65,540,064	62,308,096	56,583,682
Interbank deposits	252,806	412,796	367,653
Time deposits (Notes 16a and 32b)	41,268,685	44,254,486	51,084,865
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	222,559,493	200,285,905	135,493,085
Own portfolio	113,035,061	126,572,857	95,349,584
Third-party portfolio	97,004,669	65,861,245	36,250,448
Unrestricted portfolio	12,519,763	7,851,803	3,893,053
Funds from issuance of securities (Notes 16c and 32b)	28,364,747	25,103,651	9,942,359
Mortgage and real estate notes, letters of credit and others	23,388,301	21,651,406	9,403,322
Securities issued abroad	4,976,446	3,452,245	539,037
Interbank accounts	902,062	699,350	479,448
Correspondent banks	902,062	699,350	479,448
Interdepartmental accounts	2,747,108	2,919,179	2,494,774
Third-party funds in transit	2,747,108	2,919,179	2,494,774
Borrowing (Notes 17a and 32b)	9,248,622	11,312,452	11,724,375
Borrowing in Brazil - other institutions	2,140	6,063	88
Borrowing abroad	9,246,482	11,306,389	11,724,287
Onlending in Brazil - official institutions (Notes 17b and 32b)	13,792,651	12,983,528	11,709,671
National treasury	116,773	117,484	67,642
Brazilian Development Bank (BNDES)	5,093,958	6,019,023	5,011,301
Caixa Econômica Federal - Federal savings bank (CEF)	19,789	19,156	17,529
Fund for financing the acquisition of industrial machinery and equipment (Finame)	8,560,879	6,826,614	6,613,199
Other institutions	1,252	1,251	-
Onlending abroad (Notes 17b and 32b)	124,399	131,540	64,292
Onlending abroad	124,399	131,540	64,292
Derivative financial instruments (Notes 3f, 8e II and 32b)	3,418,049	2,928,294	1,581,784
Derivative financial instruments	3,418,049	2,928,294	1,581,784
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	93,179,728	89,472,808	75,871,532
Other liabilities	50,059,628	49,718,266	44,631,211
Collection of taxes and other contributions	3,228,428	3,155,094	3,021,262
Foreign exchange portfolio (Note 11a)	3,765,147	6,733,556	7,091,181
Social and statutory	1,748,713	1,727,091	1,920,747
Tax and social security (Note 20a)	5,857,307	5,536,874	5,193,410
Securities trading	4,880,677	4,231,607	2,532,060
Financial and development funds	1,230	1,671	323
Subordinated debts (Notes 19 and 32b)	4,397,055	3,961,648	3,081,126
Sundry (Note 20b)	26,181,071	24,370,725	21,791,102
Long-term liabilities	223,949,769	230,338,330	233,420,961
Deposits (Notes 3n and 16a)	72,180,416	77,565,155	84,765,897
Interbank deposits	69,878	58,765	2,269
Time deposits (Notes 16a and 32b)	72,110,538	77,506,390	84,763,628
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	22,978,124	25,688,347	35,964,490

The accompanying Notes are an integral part of these Consolidated Financial Statements.

108	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Consolidated Statement of Financial Position - R$ thousand

Liabilities	2012		2011
	September	June	September
Own portfolio	22,978,124	25,683,210	35,948,008
Unrestricted portfolio	-	5,137	16,482
Funds from issuance of securities (Notes 16c and 32b)	25,445,465	26,054,278	22,936,291
Mortgage and real estate notes, letters of credit and others	16,424,785	17,122,483	15,323,987
Securities issued abroad	9,020,680	8,931,795	7,612,304
Borrowing (Notes 17a and 32b)	902,896	1,072,206	1,515,502
Borrowing in Brazil - other institutions	7,277	2,011	678
Borrowing abroad	895,619	1,070,195	1,514,824
Onlending in Brazil - official institutions (Notes 17b and 32b)	21,329,874	22,394,552	24,043,635
BNDES	7,124,721	6,665,410	8,467,336
CEF	40,962	44,381	53,622
FINAME	14,163,607	15,684,180	15,522,046
Other institutions	584	581	631
Derivative financial instruments (Notes 3f, 8e II and 32b)	729,662	639,791	142,661
Derivative financial instruments	729,662	639,791	142,661
Technical reserves for insurance, pension plans and capitalization bonds (Notes 3o and 21)	24,627,726	22,316,296	21,227,239
Other liabilities	55,755,606	54,607,705	42,825,246
Tax and social security (Note 20a)	20,199,624	19,302,197	14,970,770
Subordinated debts (Notes 19 and 32b)	30,109,686	30,129,473	23,099,334
Sundry (Note 20b)	5,446,296	5,176,035	4,755,142
Deferred income	619,391	615,363	622,272
Deferred income	619,391	615,363	622,272
Non-controlling interests in subsidiaries (Note 22)	586,073	586,895	613,440
Shareholders' equity (Note 23)	66,047,078	63,920,088	53,742,101
Capital:
- Domiciled in Brazil	29,721,739	29,721,761	29,696,304
- Domiciled abroad	378,261	378,239	403,696
Capital reserves	11,441	11,441	11,441
Profit reserves	32,297,034	30,442,327	24,908,925
Asset valuation adjustments	3,835,904	3,551,255	(1,095,156)
Treasury shares (Notes 23d and 32b)	(197,301)	(184,935)	(183,109)
Attributable to equity holders of the Parent Company	66,633,151	64,506,983	54,355,541
Total	856,287,983	830,520,428	722,289,368

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Income Statement - R$ thousand

	2012			2011
	3rd Quarter	2nd Quarter	September	September
Revenue from financial intermediation	25,956,186	23,807,426	73,910,239	67,457,397
Loans (Note 10j)	12,681,584	12,803,365	37,656,167	34,047,731
Leasing (Note 10j)	292,705	294,714	949,731	1,199,608
Operations with securities (Note 8h)	6,956,975	8,192,519	22,679,170	19,630,435
Financial income from insurance, pension plans and capitalization bonds (Note 8h)	5,329,082	2,202,039	10,682,664	7,346,667
Derivative financial instruments (Note 8h)	(371,606)	(1,239,251)	(2,222,182)	(468,783)
Foreign exchange operations (Note 11a)	136,219	513,472	919,606	1,056,034
Compulsory deposits (Note 9b)	893,897	1,021,987	3,170,405	4,581,711
Sale or transfer of financial assets	37,330	18,581	74,678	63,994

Financial intermediation expenses	15,665,742	17,153,234	48,489,992	47,184,073
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	8,968,770	9,221,738	27,911,151	29,905,506
Adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds (Note 16e)	2,479,917	1,496,462	6,173,700	4,667,434
Borrowing and onlending (Note 17c)	665,198	2,784,628	3,904,454	3,483,085
Leasing (Note 10j)	-	-	150	2,933
Allowance for loan losses (Notes 3g, 10g and 10h)	3,551,857	3,650,406	10,500,537	9,125,115

Gross income from financial intermediation	10,290,444	6,654,192	25,420,247	20,273,324

Other operating income (expenses)	(5,936,204)	(3,656,379)	(13,458,920)	(9,200,290)
Fee and commission income (Note 24)	4,331,544	4,174,080	12,500,913	10,815,721
- Other fee and commission income	3,362,954	3,205,187	9,656,513	8,377,029
- Income from banking fees	968,590	968,893	2,844,400	2,438,692
Insurance, pension plan and capitalization bond retained premiums (Notes 3o and 21d)	10,029,124	11,492,157	30,870,015	26,305,969
- Net premiums written	10,104,104	11,570,205	31,091,862	26,497,919
- Reinsurance premiums	(74,980)	(78,048)	(221,847)	(191,950)
Variation in technical reserves for insurance, pension plans and capitalization bonds (Note 3o)	(6,203,858)	(6,078,714)	(16,419,439)	(12,242,315)
Retained claims (Note 3o)	(3,462,263)	(3,109,635)	(9,652,124)	(8,317,284)
Capitalization bond draws and redemptions (Note 3o)	(891,488)	(799,815)	(2,399,993)	(1,926,422)
Insurance, pension plan and capitalization bond selling expenses (Note 3o)	(559,255)	(551,293)	(1,656,432)	(1,383,748)
Payroll and related benefits (Note 25)	(3,118,878)	(3,047,277)	(9,044,412)	(8,419,094)
Other administrative expenses (Note 26)	(3,447,141)	(3,321,881)	(10,059,508)	(9,443,921)
Tax expenses (Note 27)	(1,021,103)	(813,295)	(2,956,775)	(2,618,659)
Equity in the earnings (losses) of unconsolidated companies (Note 13b)	44,590	18,610	103,367	90,732
Other operating income (Note 28)	801,042	767,200	2,453,998	7,261,592
Other operating expenses (Note 29)	(2,438,518)	(2,386,516)	(7,198,530)	(9,322,861)
Operating income	4,354,240	2,997,813	11,961,327	11,073,034
Non-operating income (Note 30)	(99,349)	(99,600)	(211,585)	(119,751)
Income before income tax and social contribution and non-controlling interests	4,254,891	2,898,213	11,749,742	10,953,283
Income tax and social contribution (Notes 34a and 34b)	(1,372,221)	(49,196)	(3,207,801)	(2,537,269)
Non-controlling interests in subsidiaries	(20,293)	(16,049)	(54,060)	(113,431)
Net income	2,862,377	2,832,968	8,487,881	8,302,583

The accompanying Notes are an integral part of these Consolidated Financial Statements.

110	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Statement of Changes in Shareholders’ Equity - R$ thousand

	Events	Paid-in Capital		Capital reserves		Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Capital stock	Unpaid capital	Share premium	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(173,060)	-	(173,060)
	Share premium	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	(377,797)	(725,658)	-	-	(1,103,455)
	Net income	-	-	-	-	-	-	-	-	-	8,302,583	8,302,583
Allocations:	Reserves	-	-	-	-	415,129	5,049,196	-	-	-	(5,464,325)	-
	Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(2,358,063)	(2,358,063)
	Dividends paid	-	-	-	-	-	-	-	-	-	(480,195)	(480,195)
	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101

	Balances on March 31, 2012	30,100,000	-	11,441	-	3,409,039	25,163,748	(4,362)	(435,872)	(184,935)	-	58,059,059
	Asset valuation adjustments	-	-	-	-	-	-	244,836	3,746,653	-	-	3,991,489
	Net income	-	-	-	-	-	-	-	-	-	2,832,968	2,832,968
Allocations:	Reserves	-	-	-	-	141,648	1,727,892	-	-	-	(1,869,540)	-
	Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(771,080)	(771,080)
	Dividends paid	-	-	-	-	-	-	-	-	-	(192,348)	(192,348)
	Balances on June 30, 2012	30,100,000	-	11,441	-	3,550,687	26,891,640	240,474	3,310,781	(184,935)	-	63,920,088
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(12,366)	-	(12,366)
	Asset valuation adjustments	-	-	-	-	-	-	46,222	238,427	-	-	284,649
	Net income	-	-	-	-	-	-	-	-	-	2,862,377	2,862,377
Allocations:	Reserves	-	-	-	-	143,119	1,711,588	-	-	-	(1,854,707)	-
	Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(1,007,670)	(1,007,670)
	Balances on September 30, 2012	30,100,000	-	11,441	-	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078

	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(14,192)	-	(14,192)
	Asset valuation adjustments	-	-	-	-	-	-	615,039	4,300,064	-	-	4,915,103
	Net income	-	-	-	-	-	-	-	-	-	8,487,881	8,487,881
Allocations:	Reserves	-	-	-	-	424,394	5,140,109	-	-	-	(5,564,503)	-
	Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(2,556,170)	(2,556,170)
	Dividends paid	-	-	-	-	-	-	-	-	-	(367,208)	(367,208)
	Balances on September 30, 2012	30,100,000	-	11,441	-	3,693,806	28,603,228	286,696	3,549,208	(197,301)	-	66,047,078

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Value Added Statement - R$ thousand

Description	2012						2011
	3rd Quarter	%	2nd Quarter	%	September	%	September	%
1) Revenue	24,208,317	281.8	23,836,763	342.6	72,521,635	298.0	70,120,905	311.7
1.1) Financial intermediation	25,956,186	302.2	23,807,426	342.2	73,910,239	303.8	67,457,397	299.9
1.2) Fees and commissions	4,331,544	50.4	4,174,080	60.0	12,500,913	51.4	10,815,721	48.1
1.3) Allowance for loan losses	(3,551,857)	(41.4)	(3,650,406)	(52.5)	(10,500,537)	(43.2)	(9,125,115)	(40.6)
1.4) Other	(2,527,556)	(29.4)	(494,337)	(7.1)	(3,388,980)	(14.0)	972,902	4.3
2) Financial intermediation expenses	(12,113,885)	(141.0)	(13,502,828)	(194.1)	(37,989,455)	(156.1)	(38,058,958)	(169.2)
3) Inputs acquired from third-parties	(2,849,203)	(33.1)	(2,721,217)	(39.1)	(8,277,539)	(34.0)	(7,881,918)	(35.0)
Material, water, electricity and gas	(133,301)	(1.6)	(141,518)	(2.0)	(432,170)	(1.8)	(449,510)	(2.0)
Outsourced services	(896,884)	(10.4)	(832,281)	(12.0)	(2,561,582)	(10.5)	(2,649,019)	(11.8)
Communication	(416,444)	(4.8)	(415,221)	(6.0)	(1,241,179)	(5.1)	(1,176,619)	(5.2)
Financial system services	(161,728)	(1.9)	(162,944)	(2.3)	(488,069)	(2.0)	(364,733)	(1.6)
Advertising and marketing	(208,268)	(2.4)	(162,191)	(2.3)	(522,969)	(2.1)	(607,001)	(2.7)
Transport	(214,615)	(2.5)	(214,702)	(3.1)	(641,641)	(2.6)	(560,319)	(2.5)
Data processing	(277,484)	(3.2)	(267,944)	(3.9)	(807,632)	(3.3)	(691,211)	(3.1)
Maintenance and repairs	(148,196)	(1.7)	(145,141)	(2.1)	(438,953)	(1.8)	(400,039)	(1.8)
Security and surveillance	(111,999)	(1.3)	(104,772)	(1.5)	(317,011)	(1.3)	(239,520)	(1.1)
Travel	(34,050)	(0.4)	(33,566)	(0.5)	(100,542)	(0.4)	(112,751)	(0.5)
Other	(246,234)	(2.9)	(240,937)	(3.4)	(725,791)	(3.1)	(631,196)	(2.7)
4) Gross value added (1-2-3)	9,245,229	107.7	7,612,718	109.4	26,254,641	107.9	24,180,029	107.5
5) Depreciation and amortization	(700,276)	(8.2)	(673,855)	(9.7)	(2,028,827)	(8.3)	(1,781,210)	(7.9)
6) Net value added produced by the entity (4-5)	8,544,953	99.5	6,938,863	99.7	24,225,814	99.6	22,398,819	99.6
7) Value added received through transfer	44,590	0.5	18,610	0.3	103,367	0.4	90,732	0.4
Equity in the earnings (losses) of unconsolidated companies	44,590	0.5	18,610	0.3	103,367	0.4	90,732	0.4
8) Value added to distribute (6+7)	8,589,543	100.0	6,957,473	100.0	24,329,181	100.0	22,489,551	100.0
9) Value added distributed	8,589,543	100.0	6,957,473	100.0	24,329,181	100.0	22,489,551	100.0
9.1) Personnel	2,696,417	31.6	2,641,467	38.0	7,828,526	32.3	7,370,834	32.8
Payroll	1,464,803	17.1	1,401,945	20.2	4,220,312	17.3	3,668,231	16.3
Benefits	637,108	7.4	616,593	8.9	1,839,552	7.6	1,585,476	7.0
Government Severance Indemnity Fund for Employees (FGTS)	133,319	1.6	129,744	1.9	384,358	1.6	329,407	1.5
Other	461,187	5.5	493,185	7.0	1,384,304	5.8	1,787,720	8.0
9.2) Tax, fees and contributions	2,815,785	32.7	1,268,301	18.2	7,380,462	30.3	6,204,188	27.6
Federal	2,672,710	31.1	1,132,576	16.3	6,962,144	28.6	5,862,448	26.1
State	4,088	-	1,947	-	7,680	-	3,974	-
Municipal	138,987	1.6	133,778	1.9	410,638	1.7	337,766	1.5
9.3) Value distributed to providers of capital	194,671	2.2	198,688	2.8	578,252	2.3	498,515	2.2
Rentals	191,955	2.2	195,702	2.8	570,172	2.3	489,756	2.2
Asset leasing	2,716	-	2,986	-	8,080	-	8,759	-
9.4) Value distributed to shareholders	2,882,670	33.5	2,849,017	41.0	8,541,941	35.1	8,416,014	37.4
Interest on shareholders’ equity	1,007,670	11.7	771,080	11.1	2,556,170	10.5	2,358,063	10.5
Dividends	-	-	192,348	2.8	367,208	1.5	480,195	2.1
Retained earnings	1,854,707	21.6	1,869,540	26.9	5,564,503	22.9	5,464,325	24.3
Non-controlling interests in retained earnings	20,293	0.2	16,049	0.2	54,060	0.2	113,431	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

112	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Consolidated Statement of Cash Flows - R$ thousand

	2012			2011
	3rd Quarter	2nd Quarter	September	September
Cash flow from operating activities:
Net Income before income tax and social contribution	4,254,891	2,898,213	11,749,742	10,953,283
Adjustments to net income before income tax and social contribution	7,692,437	6,823,546	21,728,025	20,103,456
Allowance for loan losses	3,551,857	3,650,406	10,500,537	9,125,115
Depreciation and amortization	700,276	673,855	2,028,827	1,781,210
Losses from/provisions for asset impairment	-	-	-	152,881
Expenses with civil, labor and tax provisions	916,845	878,092	2,846,728	4,320,572
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and capitalization bonds	2,479,917	1,496,462	6,173,700	4,667,434
Equity in the earnings (losses) of unconsolidated companies	(44,590)	(18,610)	(103,367)	(90,732)
(Gain)/loss on sale of investments	1,147	(5,361)	(33,419)	(55,999)
(Gain)/loss on sale of fixed assets	454	1,892	6,992	4,190
(Gain)/loss on sale of foreclosed assets	50,412	45,114	145,881	179,605
Other	36,119	101,696	162,146	19,180
Adjusted net income before taxes	11,947,328	9,721,759	33,477,767	31,056,739
(Increase)/decrease in interbank investments	(13,864,897)	10,146,122	13,081,022	(13,138,115)
(Increase) in trading securities and derivative financial instruments	(18,500,401)	(12,613,127)	(5,515,055)	(37,117,025)
(Increase)/decrease in interbank and interdepartmental accounts	118,140	444,067	(1,323,538)	(1,929,324)
(Increase) in loan and leasing	(7,819,043)	(11,121,829)	(23,144,554)	(34,577,257)
(Increase) in insurance premiums receivable	(14,373)	(273,531)	(455,829)	(430,788)
Increase in technical reserves for insurance, pension plans and capitalization bonds	3,538,433	3,339,510	7,980,762	5,254,246
Increase/(decrease) in deferred income	4,028	(30,743)	(51,938)	261,917
(Increase)/decrease in other receivables and other assets	3,785,847	(6,209,857)	(5,677,072)	(12,063,767)
(Increase)/decrease in compulsory deposits in the Brazilian Central Bank	6,146,949	(990,407)	16,988,347	(4,510,927)
Increase/(decrease) in deposits	(4,200,333)	3,193,384	(4,554,626)	31,463,361
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	19,563,366	12,044,214	48,089,391	(39,585)
Increase in funds from issuance of securities	2,652,282	2,675,581	12,288,049	15,204,699
Increase/(decrease) in borrowings and onlending	(2,495,836)	782,034	(7,848,496)	10,861,250
Increase/(decrease) in other liabilities	(1,483,802)	3,949,169	8,719,902	6,565,696
Income tax and social contribution paid	(814,075)	(746,093)	(5,241,759)	(4,858,173)
Net cash provided by/(used in) operating activities	(1,436,387)	14,310,253	86,812,373	(7,997,053)
Cash flow from investing activities:
(Purchases)/proceeds from available-for-sale securities	22,333,285	(9,379,757)	(39,329,988)	7,606,152
(Purchases)/proceeds from held-to-maturity securities	26,388	(666,064)	(592,086)	(1,557,592)
Proceeds from sale of foreclosed assets	83,343	6,061	140,562	160,916
Sale of investments	14,748	83,120	130,964	7,836
Proceeds from the sale of premises and equipment and operating leased assets	63,521	96,629	328,133	16,060
Foreclosed asset acquisitions	(230,253)	(211,634)	(592,276)	(461,296)
Investment acquisitions	(7,247)	(824)	(9,480)	(132,620)
Premise and equipment and operating leased asset acquisitions	(314,015)	(348,391)	(1,209,325)	(878,261)
Intangible asset acquisitions	(966,638)	(414,618)	(1,809,198)	(1,105,271)
Dividends and interest on shareholders' equity received	17,179	44,732	71,511	65,656
Net cash provided by/(used in) investing activities	21,020,311	(10,790,746)	(42,871,183)	3,721,580
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	415,621	3,968,869	7,596,650	(134,486)
Capital increase in cash and share premium	-	-	-	1,511,441
Dividends and interest on shareholders’ equity paid	(969,327)	(186,518)	(3,520,120)	(3,083,649)
Non-controlling interest	(21,115)	(59,418)	(83,245)	28,473
Acquisition of own shares	(12,366)	-	(14,192)	(173,060)
Net cash provided by/(used in) financing activities	(587,187)	3,722,933	3,979,093	(1,851,281)
Net increase/(decrease) in cash and cash equivalents	18,996,737	7,242,440	47,920,283	(6,126,754)
Cash and cash equivalents - at the beginning of the period	65,783,698	58,541,258	36,860,152	36,240,382
Cash and cash equivalents - at the end of the period	84,780,435	65,783,698	84,780,435	30,113,628
Net increase/(decrease) in cash and cash equivalents	18,996,737	7,242,440	47,920,283	(6,126,754)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Table of Contents of the Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements of Bradesco are as follows:

114	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and Universal Bank that carries out all types of banking activities that it is authorized to do so through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank has a number of other activities, either directly or indirectly, through its subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. Operations are conducted within the context of the companies within the Bradesco Organization, working together in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices issued by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporate Law), along with amendments introduced by Laws 11,638/07 and 11,941/09 relating to the accounting of operations, associated with rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS), and consider the financial statements of leasing companies classified as financial leases, whereby leased fixed assets are classified as operating leases less the residual value paid in advance.

In the preparation of these consolidated financial statements, intercompany transactions, including investments, assets and liabilities, revenue, expenses and unrealized profit were eliminated and net income and shareholders equity attributable to the non-controlling interests were accounted for on a separate line. For jointly-controlled investments with other shareholders, assets, liabilities and income and loss were proportionally consolidated in the consolidated financial statements according to the Interest on shareholders equity of each investee. Goodwill calculated on the acquisition of investments in the subsidiary/unconsolidated companies or jointly-controlled entity is included in investments and intangible assets (Note 15a). The foreign exchange variation from foreign branch or subsidy transactions is presented in the income statement accounts together with changes in the value of the derivative financial instrument, borrowing or onlending operation to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical reserves for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on October 19, 2012.

Bradesco	115

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Notes to the Consolidated Financial Statements

 Below are the main direct or indirectly owned companies in consolidation:
	Activity	Equity interest
		2012		2011
		September 30	June 30	September 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (1)	Banking	100.00%	100.00%	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Bradescard S.A. (2)	Cards	100.00%	100.00%	100.00%
Cielo S.A. (3)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Services	50.01%	50.01%	50.01%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area - Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Area
Atlântica Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Dental care	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A. (5)	Real estate	100.00%	100.00%	-
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

116	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

(1)   Company acquired at a Rio de Janeiro State Government auction in May 2011 and consolidated from November 2011, after approval by Bacen;

(2)   Current name of Banco Ibi S.A;

(3)   Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;

(4)   The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d); and

(5)   Company incorporated in October 2011.

3)   SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and income or losses are translated into Brazilian reais using the appropriate currency exchange rate to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are reclassified to the period’s income statement under items “Derivative Financial Instruments” and “Borrowing and Onlending.”

b)   Income and Expense Recognition

Income and expenses are recognized on an accrual basis together to determine the net income for the period to which they relate, regardless of receipt or payment of funds.

Fixed rate transactions are recorded at their redemption value with the income or expense relating to future periods being recorded as a deduction from the corresponding asset or liability. Finance income and costs are prorated daily and calculated based on the exponential method, except when they relate to discounted notes or to foreign transactions which are calculated using the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted for inflation at the end of the reporting period.

Insurance and coinsurance premiums, net of premiums assigned to coinsurance and reinsurance and corresponding commissions, are recognized as income after the corresponding insurance policies and invoices have been issued, and recognized on a straight-line basis during the policies’ effective period through accrual and reversal of the unearned premium reserve and deferred selling expense (deferred acquisition costs). Revenues from premiums and the corresponding selling expense (deferred acquisition costs), relating to existing risk but with no policy issued, are recorded in the income statement at the beginning of the risk coverage, based on estimated figures.

Income and expenses  arising from DPVAT insurance operations are recorded based on information provided by the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and IRB - Brasil Resseguros S.A., respectively. Reinsurance operations with IRB are recorded based on operating and financial transactions sent by IRB whereas operations with other reinsurance companies are recorded based on their financial records. Deferral of reinsurance premiums granted is consistent to the corresponding reinsurance premium and/or reinsurance contract.

Brokerage and obtainment of new insurance operations are deferred and recorded in the income statement over a 12-month period on a straight-line basis.

Pension plan contributions and life insurance premiums with life cover are recognized in the income statement as they are received. Income from management fees paid by special-purpose investment funds are recognized on the accrual basis at agreed taxes.

Income from capitalization bonds are recognized when they are effectively received. Income from expired capitalization plans are recorded after the statute of limitation, under Article 206 of the Brazilian Civil Code. The expenses for placement of capitalization bonds, classified as “Acquisition Costs,” are recognized when they are incurred. Payments of prize draw amounts are recorded as expenses in the month they are made.

The expenses for technical reserves for pension plans and capitalization bonds are recorded when the corresponding revenues are recognized.

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c)   Cash and cash equivalents

Cash and cash equivalents include: cash in domestic and foreign currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less and present an insignificant risk of change in fair value, that are used by Bradesco to manage its short-term commitments.

A breakdown of liquidity and investments in cash and cash equivalents is shown in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are stated at their fair value. Other investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities - Classification

•       Trading securities - securities acquired for the purpose of being actively and frequently traded. They are stated at cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities - securities that are not specifically intended for trading purposes or to be held to maturity. They are stated at cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax, which will be recognized in profit or loss only when effectively disposed; and

•       Held-to-maturity securities - securities intended and for the financial capacity to be held in the portfolio up to maturity. They are stated at cost, plus earnings recognized in profit or loss for the period.

Securities classified as trading or available-for-sale, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated statement of financial position. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by the Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to d).

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f)   Derivative financial instruments (assets and liabilities)

Classified according to intended use by Management, on the date that the operation was entered into and considering if it was intended for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: the effective portion of valuation or devaluation of financial instruments classified in this category is recorded, net of tax, in a specific account in shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

A breakdown of amounts included in derivative financial instruments, in balance sheet and memorandum accounts, is disclosed in Note 8 (e to h).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding levels of risk in compliance with: (i) the parameters established by CMN Resolution 2,682/99, with nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s level of risk assessment. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the period of late payment defined in CMN Resolution 2,682/99 is also considered to rate customer risk as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1) For operations with terms of more than 36 months, past-due periods are doubled, as allowed under CMN Resolution 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized up to the 59th day that they are past due. As from the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

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Renegotiated operations are maintained at least at the same level as previously classified. Renegotiations already written-off against the allowance and that were recorded in memorandum accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management assessment to determine credit risk.

Type, values, terms, levels of risk, concentration, economic sector of the activity, renegotiation and income from loans, as well as the breakdown of expenses and balance sheet accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deductible income tax and social contribution, calculated on income tax losses, social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments on securities are recorded in “Other Liabilities - Tax and Social Security”. The income tax rate only applies to tax differences in leasing depreciation.

Deductible tax on temporary additions are used and/or reversed against the corresponding provision. Deductible tax on tax and social contribution losses are used when taxable income is generated, under the 30% limit of the taxable profit for the period. Such deductible taxes are recorded based on current expectations on when the deduction can be used, considering technical studies and analyses carried out by the Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. Social contribution on net income is calculated at 15% for financial institutions and insurance companies and at 9% for other companies.

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the criteria to recognize for revenue, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not affect taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deductible taxes, as well as unrecorded deductible taxes, are presented in Note 34.

i)   Prepaid expenses

Prepaid expenses are represented by use of funds for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to corresponding assets that will generate revenue in subsequent periods are recorded in the profit or loss according to the terms and the amount of expected benefits and directly written-off in the profit or loss when the corresponding assets or rights are no longer part of the institution’s assets or expected future benefits may no longer be realized.

Prepaid expenses are shown in details in Note 12b.

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j)   Investments

Investments in unconsolidated companies, with significant influence over the investee or has at least 20% of the voting rights, under the equity method of accounting.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries’ and jointly-controlled companies are consolidated , and a list of the main companies can be found in Note 2. A list of the unconsolidated companies, as well as other investments, is shown in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities or used for that purpose, including those transactions which transfer risks, benefits and controls of the assets to the entity.

Fixed assets are stated at cost, net of the accumulated depreciation, calculated using the straight-line method according to the estimated economic useful life of the asset, as follows: premises - 4% p.a.; furniture and fixtures, machinery and equipment - 10% p.a.; transport systems - 20% p.a.; and data processing systems - 20% to 50% p.a., and adjusted for impairment, where applicable.

The breakdown of asset costs and their corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)   Intangible assets

Relates to the right over that intangible asset used by the Bank in its activities or used for that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquiring the right to provide banking services: is recorded and amortized, as applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted through impairment , where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% to 50% p.a.), from the date it is available for use and adjusted through impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intention and ability to complete such development, as well as reliably measure costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Goodwill and other intangible assets, including their changes by class, are broken down in Note 15.

m)   Impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and deductible tax are tested at least once a year for impairment. If an impairment loss is detected, it must be recognized in the profit or loss for the period when the book value of an asset exceeds its recoverable value calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest.

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses, when applicable, are presented in Note 15 (b and c).

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n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are stated at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, on a daily prorated basis.

A breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and income statement, is presented in Note 16.

o)   Technical reserves relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except individual life:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, based on premiums net of coinsurance assignment, but including reinsurance transfer operations, consists of the portion corresponding to the period of risk not arising from insurance policies, and includes estimates for risks in effect but not issued (RVNE);

-        The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-        The premium deficiency reserve is recorded when there is insufficient unearned premium reserves to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred relating to risk in effect on the reference date of the calculation. For individual life insurance, the reserve is recorded to cover differences between the expected present value of indemnities and related future expenses and the expected present value from future premiums;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount of future benefits and the current amount of future contributions, corresponding to the obligation;

-        The reserve for unvested benefits relating to the individual health care plan portfolio covers the holder’s dependents for five years upon death, and it is calculated based on the time dependants are expected to remain in the plan up to the end of this five-year period; after this, it is calculated based on costs on the five-year-period plan, excluding payment of premiums;

-        The reserve for vested benefits relating to the individual health care plan portfolio comprises obligations under the terms of the contract relating to coverage of the health care plan , based on the present value of estimated future expenses with health care provided to dependents whose holders already deceased, as provided for in Normative Resolution 75/04 of ANS;

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises all amounts relating to redemptions to be settled, premium refunds and portabilities requested not yet transferred to the recipient;

-        The reserve for claims incurred but not reported (IBNR) is calculated based on an estimate of claims that have already incurred but have not yet been reported to the insurance company; and

-        The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period and related costs, such as loss adjustment of claims, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation;

Other reserves are set for the individual health care portfolio to cover differences between the present value of expected future claims and related expenses and the present value of future premiums. Regarding damage insurance, other technical reserves refer to extended warranty premiums which are still under warranty.

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•       Individual life insurance, excluding variable insurance contribution for life cover:

-        The unexpired risks reserve (PRNE) is calculated on a daily pro-rata  basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, is comprised of the portion corresponding to periods of risk not arising from insurance policies, and includes an estimate for risks in effect but not issued (RVNE);

-        The supplementary premium reserve (PCP) is recorded monthly to complement the PRNE and includes estimates to risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is calculated by the difference between the current amount for future benefits and the current amount for future contributions, corresponding to the obligation;

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises figures related to redemptions to be settled, premium refunds and portability requested not yet transferred to the recipient;

-        The reserve for benefits incurred but not reported (IBNR) is calculated based on the estimate of claims that have already incurred but have not been reported to the insurance company yet;

-        The reserve for benefit adjustment (PBR) considers all notices of claims received up to the end of the reporting period and related costs, such as loss adjustment expenses, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation;

-        The reserve for risk fluctuation (POR) is recognized to cover any statistical deviation between expected and observed events; and

-        The reserve for financial fluctuation (POF) consists of up to 15% of the mathematical reserve for benefits to be granted relating to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations.

•       Pension plans and life insurance with life cover:

-        The unearned premiums reserve (PRNE) is calculated on a daily pro-rata  basis, using premiums net of coinsurance assignment, but including reinsurance transfer operations, and is comprised of the portion corresponding to periods of risks not arising from insurance policies, and includes an estimate for risks in effect but not issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) refers to participants who have not yet received any benefit. In defined benefit pension plans, reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations in the form of retirement plans, disability, pension and annuity. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        Mathematical reserves for unvested benefits related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), apart from the defined contribution plans, show the value of participant contributions, net of costs and other contractual charges, plus income from investment in Exclusive Investment Funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PROVR) comprises figures related to redemptions to settle, refund premiums or portability requested not yet transferred to the recipient;

-    The mathematical reserve for vested benefits (PMBC) refers to participants already benefiting and corresponds to the present value of future obligations related to the payment of ongoing benefits;

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-        The contribution deficiency reserve (PIC) is established to deal with any unfavorable fluctuations in technical risks taken in the mathematical reserve for benefits to be granted, considering that the participants are likely to have a longer life expectancy. In plans covering life expectancy, the reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with an improvement rate of 1.5% p.a. and actual interest rate of 3.5% p.a. In disability plans covering life expectancy risk, the provision takes into consideration the AT-49 Male biometric table and real interest rate of 3.5% p.a. The improvement rate is calculated from automatic updates of the life expectancy table, considering the expected increase in future life expectancy;

-        The reserve for administrative expenses (PDA) is recorded to cover future administrative expenses of the defined benefit, defined contribution and variable contribution plans. The calculation assumptions are similar to those considered in the calculation of PIC, including the benefit payment expenses;

-       The reserve for technical surplus (PET) corresponds to the difference between the expected and the actual amounts for events in the period for pension plans that have a technical surplus in the participation clause;

-        The reserve for events incurred but not reported (IBNR), relating to pension plans, is recorded in compliance with Susep Circular Letter 448/12;

-        The provision for benefit adjustment (PBR) considers all loss notices received up to the end of the reporting period and related costs, such as expenses with loss adjustment, loss of suit, among others. The reserve is adjusted for inflation and includes all claims under litigation;

-        The reserve for risk fluctuation (POR) is recognized to cover any statistical deviation between expected and actual events; and

-        The financial fluctuation reserve (POF) consists of up to 15% of the mathematical reserve for unvested benefits relating to variable contribution pension plans with an earnings guarantee to cover possible financial fluctuations.

•       Capitalization bonds:

-        The mathematical reserve for redemptions is recorded for each active or suspended capitalization bond during the estimated term set forth in the general conditions of the plan, and is calculated according to the methodology set forth in the actuarial technical notes;

-        The reserves for redemptions are established from capitalization bonds overdue or not yet due where early redemption has been requested by the customer. Reserves are adjusted for inflation based on the indexes provided in each plan;

-        The reserves for draws not yet taken place and their payables are recorded to cover premiums for future draws (not yet taken place) and also for prize money from draws where customers have already been chosen (payable);

-    The reserve for contingencies is recorded to cover possible shortfalls related to payments of redemptions requested and/or prizes from draws; and

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-        The reserve for administrative expenses is recorded to cover placement and promotion of the plan as well as brokerage and other expenses. The reserve complies with the methodology set forth in an actuarial technical note.

Technical reserves are shown by account, product and segment, as well as amounts and details of plan assets covering these technical reserves, and are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal liabilities - tax and social security

Provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

•       Contingent assets: these are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, classifying the gain as practically certain by confirming the expectation of receipt or compensation against another liability. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is deemed probable which would cause a probable outflow of funds to settle the obligation and when amounts can be reliably measured;

•       Contingent liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recorded as a provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the profit or loss over the term of the transaction and reduces the corresponding liability. They are presented in Notes 16c and 19.

r)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

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a)   Subsequent events

These refer to events occurring from the end of the reporting period of the financial statements to the date they are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period of the financial statements; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period of the financial statements.

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements as of September 30, 2012.

4)   INFORMATION FOR COMPARISON PURPOSES

Reclassifications

There were no reclassifications or other relevant information for previous periods that affect the comparability of the financial statements for the period ended September 30, 2012.

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5) STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a) Statement of financial position

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	658,999,384	83,621,177	142,281,863	5,867	944,909	(45,557,446)	840,295,754
Cash and due from banks	9,021,175	5,287,693	229,751	330	7,715	(1,602,673)	12,943,991
Interbank investments	126,100,069	672,308	-	-	-	-	126,772,377
Securities and derivative financial instruments	175,295,402	11,077,395	133,504,064	3,351	462,978	(805,937)	319,537,253
Interbank and interdepartmental accounts	56,275,770	-	-	-	-	-	56,275,770
Loan and leasing	217,480,993	65,908,149	-	-	-	(40,825,844)	242,563,298
Other receivables and other assets	74,825,975	675,632	8,548,048	2,186	474,216	(2,322,992)	82,203,065
Permanent assets	53,502,299	59,293	3,455,793	166	315,641	(41,340,963)	15,992,229
Investments	41,298,537	15,205	1,763,760	150	170,489	(41,340,963)	1,907,178
Premises and equipment and leased assets	3,684,520	16,605	758,073	16	40,382	-	4,499,596
Intangible assets	8,519,242	27,483	933,960	-	104,770	-	9,585,455
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368

Liabilities
Current and long-term liabilities	645,723,651	61,211,806	127,210,450	1,746	445,234	(45,557,446)	789,035,441
Deposits	188,829,034	25,670,226	-	-	-	(1,629,659)	212,869,601
Federal funds purchased and securities sold under agreements to repurchase	240,071,509	5,476,342	-	-	-	(10,234)	245,537,617
Funds from issuance of securities	40,828,996	13,997,126	-	-	-	(1,015,910)	53,810,212
Interbank and interdepartmental accounts	3,648,652	518	-	-	-	-	3,649,170
Borrowing and onlending	79,342,671	6,657,673	-	-	-	(40,601,902)	45,398,442
Derivative financial instruments	4,003,246	144,465	-	-	-	-	4,147,711
Technical reserves from insurance, pension plans and capitalization bonds	-	-	117,806,277	1,177	-	-	117,807,454
Other liabilities:
- Subordinated debts	25,792,188	8,714,553	-	-	-	-	34,506,741
- Other	63,207,355	550,903	9,404,173	569	445,234	(2,299,741)	71,308,493
Deferred income	600,055	-	-	-	19,336	-	619,391
Non-controlling interests in subsidiaries	130,899	22,468,664	18,527,206	4,287	795,980	(41,340,963)	586,073
Shareholders’ equity	66,047,078	-	-	-	-	-	66,047,078
Total on September 30, 2012	712,501,683	83,680,470	145,737,656	6,033	1,260,550	(86,898,409)	856,287,983
Total on June 30, 2012	692,501,903	79,331,988	140,310,352	6,465	1,189,426	(82,819,706)	830,520,428
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368

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b) Income statement

	R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	62,214,699	1,352,318	10,681,900	-	28,125	(366,803)	73,910,239
Expenses from financial intermediation	41,577,253	1,106,073	6,173,700	-	-	(367,034)	48,489,992
Gross income from financial intermediation	20,637,446	246,245	4,508,200	-	28,125	231	25,420,247
Other operating income/expenses	(13,342,995)	27,274	(202,788)	(362)	60,182	(231)	(13,458,920)
Operating income	7,294,451	273,519	4,305,412	(362)	88,307	-	11,961,327
Non-operating income	(186,946)	5,100	(29,224)	-	(515)	-	(211,585)
Income before taxes and non-controlling interest	7,107,505	278,619	4,276,188	(362)	87,792	-	11,749,742
Income tax and social contribution	(1,574,514)	(5,331)	(1,606,136)	(33)	(21,787)	-	(3,207,801)
Non-controlling interests in subsidiaries	(6,695)	-	(47,138)	-	(227)	-	(54,060)
Net income for September 30, 2012 YTD	5,526,296	273,288	2,622,914	(395)	65,778	-	8,487,881
Net income for September 30, 2011 YTD	5,417,906	435,987	2,341,193	(36)	107,533	-	8,302,583
Net income for the 3rd quarter of 2012	1,777,101	222,634	837,042	(181)	25,781	-	2,862,377
Net income for the 2nd quarter of 2012	1,838,769	89,957	881,006	(83)	23,319	-	2,832,968

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;

(3) The “Insurance Group” segment comprises insurance, pension plan and capitalization bond companies; and

(4) Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Funds available in domestic currency	7,079,302	9,320,776	5,665,775
Funds available in foreign currency	5,864,567	4,676,339	4,352,206
Investments in gold	122	109	102
Total cash and due from banks	12,943,991	13,997,224	10,018,083
Short-term interbank investments (1)	71,836,444	51,786,474	20,095,545
Total cash and cash equivalents	84,780,435	65,783,698	30,113,628

(1) Refer to operations which mature 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

128	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

 7) INTERBANK INVESTMENTS

     a) Breakdown and maturity

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Investments in federal funds purchased and securities sold under agreements to repurchase:
Own portfolio position	21,059	9,442,985	-	-	9,464,044	10,559,899	36,209,956
● National treasury notes	-	3,178,221	-	-	3,178,221	6,647,183	25,675,882
● National treasury bills	-	6,264,764	-	-	6,264,764	3,911,788	10,248,291
● Other	21,059	-	-	-	21,059	928	285,783
Funded position	71,453,913	25,517,209	-	-	96,971,122	65,680,676	36,048,997
● Financial treasury bills	11,639,022	-	-	-	11,639,022	128,443	9,017,348
● National treasury notes	34,346,345	19,585,291	-	-	53,931,636	44,552,134	17,425,398
● National treasury bills	25,468,546	5,931,918	-	-	31,400,464	21,000,099	9,606,251
Short position	7,090	11,414,488	-	-	11,421,578	6,014,718	3,769,134
● National treasury bills	7,090	11,414,488	-	-	11,421,578	6,014,718	3,769,134
Subtotal	71,482,062	46,374,682	-	-	117,856,744	82,255,293	76,028,087
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	3,499,727	2,532,347	2,005,106	879,572	8,916,752	10,603,336	9,936,492
● Provision for losses	(311)	(533)	(275)	-	(1,119)	(500)	(1,704)
Subtotal	3,499,416	2,531,814	2,004,831	879,572	8,915,633	10,602,836	9,934,788
Total on September 30, 2012	74,981,478	48,906,496	2,004,831	879,572	126,772,377
%	59.1	38.6	1.6	0.7	100.0
Total on June 30, 2012	73,109,897	15,818,559	1,950,885	1,978,788		92,858,129
%	78.8	17.0	2.1	2.1		100.0
Total on September 30, 2011	31,316,643	51,435,917	1,430,540	1,779,775			85,962,875
%	36.4	59.8	1.7	2.1			100.0

b) Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	277,291	329,993	1,062,456	2,745,952
• Funded position	1,703,122	1,371,859	4,583,974	3,625,278
• Short position	360,562	280,696	804,927	737,840
Subtotal	2,340,975	1,982,548	6,451,357	7,109,070
Income from interest-earning deposits in other banks	154,458	193,205	596,108	823,261
Total (Note 8h)	2,495,433	2,175,753	7,047,465	7,932,331

Bradesco	129

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Notes to the Consolidated Financial Statements

 8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2012								2011

Financial

		Insurance/ capitalization bonds	Pension plans	Other activities	September 30%		June 30%		September 30%
Trading securities	106,322,657	3,359,582	35,519,720	352,784	145,554,743	60.1	161,157,845	57.6	131,605,875	66.0
- Government securities	66,050,503	1,198,752	11,842	231,027	67,492,124	27.8	78,085,516	27.9	71,219,378	35.7
- Corporate securities	37,172,495	2,160,830	569,191	121,757	40,024,273	16.6	38,280,319	13.7	29,772,322	15.0
- Derivative financial instruments (1)	3,099,659	-	-	-	3,099,659	1.3	3,151,941	1.1	2,804,006	1.4
- PGBL/VGBL restricted bonds	-	-	34,938,687	-	34,938,687	14.4	41,640,069	14.9	27,810,169	13.9
Available-for-sale securities	50,321,398	13,928,108	28,624,671	6,783	92,880,960	38.3	114,879,346	41.0	36,669,578	18.4
- Government securities	32,723,598	12,227,850	26,865,007	-	71,816,455	29.6	94,689,828	33.8	20,900,163	10.5
- Corporate securities	17,597,800	1,700,258	1,759,664	6,783	21,064,505	8.7	20,189,518	7.2	15,769,415	7.9
Held-to-maturity securities (4)	327,604	-	3,611,404	-	3,939,008	1.6	3,940,421	1.4	31,190,535	15.6
- Government securities	327,604	-	3,611,404	-	3,939,008	1.6	3,940,421	1.4	30,752,274	15.4
- Corporate securities	-	-	-	-	-	-	-	-	438,261	0.2
Subtotal	156,971,659	17,287,690	67,755,795	359,567	242,374,711	100.0	279,977,612	100.0	199,465,988	100.0
Purchase and sale commitments (2)	28,643,596	6,018,197	42,411,307	89,442	77,162,542		42,529,664		45,155,626
Overall total	185,615,255	23,305,887	110,167,102	449,009	319,537,253		322,507,276		244,621,614
- Government securities	99,101,705	13,426,602	30,488,253	231,027	143,247,587	59.1	176,715,765	63.1	122,871,815	61.6
- Corporate securities	57,869,954	3,861,088	2,328,855	128,540	64,188,437	26.5	61,621,778	22.0	48,784,004	24.5
- PGBL/VGBL restricted bonds	-	-	34,938,687	-	34,938,687	14.4	41,640,069	14.9	27,810,169	13.9
Subtotal	156,971,659	17,287,690	67,755,795	359,567	242,374,711	100.0	279,977,612	100.0	199,465,988	100.0
Purchase and sale commitments (2)	28,643,596	6,018,197	42,411,307	89,442	77,162,542		42,529,664		45,155,626
Overall total	185,615,255	23,305,887	110,167,102	449,009	319,537,253		322,507,276		244,621,614

130	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

     b) Breakdown of the consolidated portfolio by issuer

Securities (3)	R$ thousand
	2012									2011
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market	Fair/book value (5) (6) (7)	Mark-to-market
Government securities	3,397,310	12,927,126	13,883,008	113,040,143	143,247,587	134,950,083	8,297,504	176,715,765	9,050,655	122,871,815	1,522,346
Financial treasury bills	563,552	665,128	770,746	6,164,057	8,163,483	8,155,424	8,059	7,926,795	3,408	7,486,986	(60,236)
National treasury bills	2,745,412	5,987,324	12,238,806	40,948,560	61,920,102	61,241,874	678,228	89,674,484	1,415,406	43,598,975	907,920
National treasury notes	2,614	6,266,097	374,530	65,363,879	72,007,120	64,556,377	7,450,743	77,743,301	7,474,623	69,912,609	569,835
Brazilian foreign debt notes	17,823	-	496,239	488,095	1,002,157	860,907	141,250	1,209,892	143,641	1,692,298	91,779
Privatization currencies	-	-	-	75,222	75,222	62,556	12,666	77,905	12,898	82,397	13,285
Foreign government securities	67,909	-	-	88	67,997	67,997	-	67,317	10	88,465	9
Other	-	8,577	2,687	242	11,506	4,948	6,558	16,071	669	10,085	(246)
Corporate securities	15,731,022	5,182,790	1,179,055	42,095,570	64,188,437	64,288,737	(100,300)	61,621,778	(834,365)	48,784,004	(1,504,278)
Bank deposit certificates	265,050	1,341,300	66,924	904,863	2,578,137	2,578,137	-	2,993,108	-	1,970,071	-
Shares	6,081,238	-	-	-	6,081,238	7,491,168	(1,409,930)	5,100,498	(1,741,196)	4,112,133	(1,603,813)
Debentures	17,772	1,528,637	530,604	25,398,892	27,475,905	27,526,289	(50,384)	27,249,281	(57,004)	22,882,462	1,098
Promissory notes	5,289	1,394,540	67	-	1,399,896	1,403,322	(3,426)	1,188,641	(4,494)	360,387	(3,204)
Foreign corporate securities	138,740	13,774	293,338	7,600,388	8,046,240	7,543,268	502,972	7,290,858	270,902	4,204,801	34,019
Derivative financial instruments (1)	2,066,430	401,783	117,092	514,354	3,099,659	2,717,128	382,531	3,151,941	245,584	2,804,006	(9,603)
Other	7,156,503	502,756	171,030	7,677,073	15,507,362	15,029,425	477,937	14,647,451	451,843	12,450,144	77,225
PGBL/VGBL restricted bonds	4,155,834	2,770,205	2,161,692	25,850,956	34,938,687	34,938,687	-	41,640,069	-	27,810,169	-
Subtotal	23,284,166	20,880,121	17,223,755	180,986,669	242,374,711	234,177,507	8,197,204	279,977,612	8,216,290	199,465,988	18,068
Purchase and sale commitments (2)	74,104,330	3,024,455	33,757	-	77,162,542	77,162,542	-	42,529,664	-	45,155,626	-

Hedge - cash flow (Note 8g)

	-	-	-	-	-	-	(687,346)	-	(948,962)	-	(841,509)

Overall total

	97,388,496	23,904,576	17,257,512	180,986,669	319,537,253	311,340,049	7,509,858	322,507,276	7,267,328	244,621,614	(823,441)

Bradesco	131

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Notes to the Consolidated Financial Statements

    c) Consolidated classification by category, maturity and business segment

        I) Trading securities

Securities (3)	R$ thousand
	2012									2011
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	11,698,524	16,526,746	13,798,479	64,298,908	106,322,657	105,217,230	1,105,427	115,241,271	1,346,917	100,237,598	984,853
National treasury bills	2,029,116	5,560,700	11,996,991	21,990,964	41,577,771	41,127,975	449,796	54,299,372	935,683	31,888,077	693,972
Financial treasury bills	563,552	543,078	641,917	4,625,110	6,373,657	6,365,845	7,812	6,143,696	2,649	6,294,047	(53,606)
Bank deposit certificates	221,825	586,019	58,565	254,308	1,120,717	1,120,717	-	1,078,714	-	532,194	-
Derivative financial instruments (1)	2,066,430	401,783	117,092	514,354	3,099,659	2,717,128	382,531	3,151,941	245,584	2,804,006	(9,603)
Debentures	5,302	1,528,366	530,186	24,558,781	26,622,635	26,702,030	(79,395)	25,745,817	(80,228)	21,464,492	(1,428)
Promissory notes	-	1,387,208	67	-	1,387,275	1,390,701	(3,426)	1,143,306	(4,494)	309,631	(3,203)
National treasury notes	1,806	6,260,112	373,082	11,393,174	18,028,174	17,625,481	402,693	16,188,614	256,645	31,689,455	362,051
Foreign corporate securities	697	9,110	24,020	24,288	58,115	57,882	233	60,999	(174)	42,370	900
Foreign government securities	67,909	-	-	88	67,997	67,997	-	67,317	10	88,465	9
Shares	1,383,055	-	-	-	1,383,055	1,437,587	(54,532)	843,424	(8,350)	142,571	(4,148)
Other	5,358,832	250,370	56,559	937,841	6,603,602	6,603,887	(285)	6,518,071	(408)	4,982,290	(91)
- Insurance companies and capitalization bonds	1,212,986	194,405	62,458	1,889,733	3,359,582	3,359,582	-	3,360,876	-	2,416,594	-
Financial treasury bills	-	90,210	54,448	977,323	1,121,981	1,121,981	-	1,041,492	-	448,483	-
National treasury bills	-	-	308	11,646	11,954	11,954	-	35,568	-	28,928	-
Bank deposit certificates	8,733	9,968	4,868	109,973	133,542	133,542	-	667,624	-	284,335	-
National treasury notes	-	-	1,447	63,371	64,818	64,818	-	41,103	-	398,133	-
Other	1,204,253	94,227	1,387	727,420	2,027,287	2,027,287	-	1,575,089	-	1,256,715	-
- Pension plans	4,646,175	2,770,205	2,161,692	25,941,648	35,519,720	35,518,154	1,566	42,235,781	1,176	28,612,565	413
National treasury notes	-	-	-	11,842	11,842	10,276	1,566	12,394	1,176	48,790	413
PGBL/VGBL restricted bonds	4,155,834	2,770,205	2,161,692	25,850,956	34,938,687	34,938,687	-	41,640,069	-	27,810,169	-
Other	490,341	-	-	78,850	569,191	569,191	-	583,318	-	753,606	-

132	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2012									2011
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	69,570	49,492	25,808	207,914	352,784	352,784	-	319,917	-	339,117	-
Financial treasury bills	-	23,769	19,134	160,170	203,073	203,073	-	218,474	-	243,697	-
Bank deposit certificates	31	6,491	3,491	13,663	23,676	23,676	-	28,050	-	6,808	-
National treasury bills	11,997	-	845	7,477	20,319	20,319	-	19,977	-	8,043	-
Debentures	-	270	-	3,915	4,185	4,185	-	5,335	-	7,157	-
National treasury notes	808	5,985	-	842	7,635	7,635	-	4,199	-	41,395	-
Other	56,734	12,977	2,338	21,847	93,896	93,896	-	43,882	-	32,017	-
Subtotal	17,627,255	19,540,848	16,048,437	92,338,203	145,554,743	144,447,750	1,106,993	161,157,845	1,348,093	131,605,874	985,266
Purchase and sale commitments (2)	73,575,484	3,024,455	33,757	-	76,633,696	76,633,696	-	41,950,576	-	45,155,626	-
Financial/other	28,728,158	4,880	-	-	28,733,038	28,733,038	-	2,050,123	-	2,576,221	-
Insurance companies and capitalization bonds	5,542,610	5	-	-	5,542,615	5,542,615	-	6,509,689	-	5,866,712	-
Pension plans	39,304,716	3,019,570	33,757	-	42,358,043	42,358,043	-	33,390,764	-	36,712,693	-
- PGBL/VGBL	39,232,255	3,019,570	33,757	-	42,285,582	42,285,582	-	32,712,232	-	34,677,879	-
- Funds	72,461	-	-	-	72,461	72,461	-	678,532	-	2,034,814	-
Overall total	91,202,739	22,565,303	16,082,194	92,338,203	222,188,439	221,081,446	1,106,993	203,108,421	1,348,093	176,761,500	985,266
Derivative financial instruments (liabilities)	(2,972,104)	(228,450)	(217,495)	(729,662)	(4,147,711)	(3,639,627)	(508,084)	(3,568,085)	(583,586)	(1,724,445)	(88,291)

Bradesco	133

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Notes to the Consolidated Financial Statements

     II) Available-for-sale securities
Securities (3)	R$ thousand
	2012									2011
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	2,432,525	1,332,278	901,057	45,655,538	50,321,398	48,992,512	1,328,886	76,351,495	1,299,185	33,596,070	324,549
National treasury bills	704,300	426,624	240,661	18,938,474	20,310,059	20,081,626	228,433	35,319,567	479,723	11,645,587	213,949
Brazilian foreign debt securities	8,782	-	221,979	443,793	674,554	533,303	141,251	886,012	143,641	782,632	91,794
Foreign corporate securities	114,253	4,665	269,319	7,576,097	7,964,334	7,461,592	502,742	7,223,957	271,076	4,156,463	33,119
National treasury notes	-	-	-	11,273,861	11,273,861	10,879,733	394,128	23,000,123	385,169	7,892,227	207,354
Financial treasury bills	-	1,076	55,247	325,008	381,331	381,208	123	432,500	546	402,305	(6,761)
Bank deposit certificates	33,063	738,822	-	526,920	1,298,805	1,298,805	-	1,216,672	-	1,076,707	-
Debentures	-	-	-	552,819	552,819	552,819	-	721,540	68	705,247	196
Shares	1,526,294	-	-	-	1,526,294	2,000,749	(474,455)	1,552,806	(478,643)	1,367,778	(339,266)
Privatization currencies	-	-	-	75,222	75,222	62,556	12,666	77,905	12,898	82,397	13,285
Other	45,833	161,091	113,851	5,943,344	6,264,119	5,740,121	523,998	5,920,413	484,707	5,484,727	110,879
- Insurance companies and capitalization bonds	1,591,416	75	-	12,336,617	13,928,108	13,333,228	594,880	11,686,873	1,264,642	1,472,116	(554,875)
Financial treasury bills	-	75	-	16,680	16,755	16,752	3	16,831	21	19,284	-
National treasury notes	-	-	-	12,211,066	12,211,066	11,276,120	934,946	10,085,842	1,778,071	-	-
Shares	1,566,900	-	-	-	1,566,900	1,887,758	(320,858)	1,316,485	(496,619)	1,247,480	(528,909)
Debentures	9,786	-	-	103,055	112,841	96,480	16,361	241,093	11,235	181,810	2,268
Other	14,730	-	-	5,816	20,546	56,118	(35,572)	26,622	(28,066)	23,542	(28,234)
- Pension plans	1,617,146	6,920	-	27,000,605	28,624,671	23,461,320	5,163,351	26,782,855	4,304,370	1,555,222	(736,872)
Shares	1,599,571	-	-	-	1,599,571	2,163,471	(563,900)	1,382,815	(757,583)	1,350,386	(731,491)
Financial treasury bills	-	6,920	-	59,767	66,687	66,565	122	67,997	193	72,361	133
National treasury notes	-	-	-	26,798,320	26,798,320	21,080,909	5,717,411	24,794,485	5,053,578	-	-
Debentures	2,684	-	-	142,518	145,202	131,828	13,374	522,827	11,920	77,976	60
Other	14,891	-	-	-	14,891	18,547	(3,656)	14,731	(3,738)	54,499	(5,574)

134	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2012									2011
	September 30							June 30		September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Other activities	6,783	-	-	-	6,783	3,689	3,094	58,123	-	46,170	-
Bank deposit certificates	1,397	-	-	-	1,397	1,397	-	2,050	-	3,835	-
Other	5,386	-	-	-	5,386	2,292	3,094	56,073	-	42,335	-
Subtotal	5,647,870	1,339,273	901,057	84,992,760	92,880,960	85,790,749	7,090,211	114,879,346	6,868,197	36,669,578	(967,198)
Purchase and sale commitments (2)	528,846	-	-	-	528,846	528,846	-	579,088	-	-	-
Insurance companies and capitalization bonds	475,582	-	-	-	475,582	475,582	-	535,853	-	-	-
Pension plans	53,264	-	-	-	53,264	53,264	-	43,235	-	-	-
- Funds	53,264	-	-	-	53,264	53,264	-	43,235	-	-	-
Subtotal	6,176,716	1,339,273	901,057	84,992,760	93,409,806	86,319,595	7,090,211	115,458,434	6,868,197	36,669,578	(967,198)
Hedge - cash flow (Note 8g)	-	-	-	-	-	-	(687,346)	-	(948,962)	-	(841,509)
Overall total	6,176,716	1,339,273	901,057	84,992,760	93,409,806	86,319,595	6,402,865	115,458,434	5,919,235	36,669,578	(1,808,707)

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Notes to the Consolidated Financial Statements

    III) Held-to-maturity securities

Securities (3)	R$ thousand
	2012						2011
	September 30					June 30	September 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost (5) (6)	Restated cost (5) (6)
Financial	9,041	-	274,261	44,302	327,604	323,880	891,133
Brazilian foreign debt notes	9,041	-	274,261	44,302	327,604	323,880	891,133
Insurance companies and capitalization bonds	-	-	-	-	-	-	7,972,455
Debentures	-	-	-	-	-	-	28,924
National treasury notes	-	-	-	-	-	-	7,943,531
Pension plans	-	-	-	3,611,404	3,611,404	3,616,541	22,326,947
Debentures	-	-	-	-	-	-	409,337
National treasury notes	-	-	-	3,611,404	3,611,404	3,616,541	21,917,610
Overall total (4)	9,041	-	274,261	3,655,706	3,939,008	3,940,421	31,190,535

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Notes to the Consolidated Financial Statements

 d) Breakdown of the portfolios by financial statement classification

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Own portfolio	95,237,187	11,186,557	11,536,333	110,290,599	228,250,676	216,130,730	154,500,370
Fixed income securities	89,155,949	11,186,557	11,536,333	110,290,599	222,169,438	211,030,232	150,388,237
● Financial treasury bills	563,552	595,943	374,442	4,526,107	6,060,044	5,553,722	4,894,960
● Purchase and sale commitments (2)	74,104,330	3,024,455	33,757	-	77,162,542	42,529,664	45,155,626
● National treasury notes	2,614	6,326	1,828	42,712,718	42,723,486	46,916,449	30,619,251
● Brazilian foreign debt securities	2,308	-	12,984	195,914	211,206	741,655	489,036
● Bank deposit certificates	265,050	1,341,300	66,924	904,863	2,578,137	2,993,108	1,970,071
● National treasury bills	2,745,412	44	8,016,010	517,886	11,279,352	20,828,904	2,295,200
● Foreign corporate securities	69,376	13,774	164,308	2,505,860	2,753,318	6,657,900	1,362,381
● Debentures	17,772	1,528,637	530,604	25,398,892	27,475,905	27,249,281	22,882,462
● Promissory notes	5,289	1,394,540	67	-	1,399,896	1,188,641	360,387
● Foreign government securities	67,909	-	-	88	67,997	67,317	88,465
● PGBL/VGBL restricted bonds	4,155,834	2,770,205	2,161,692	25,850,956	34,938,687	41,640,069	27,810,169
● Other	7,156,503	511,333	173,717	7,677,315	15,518,868	14,663,522	12,460,229
Equity securities	6,081,238	-	-	-	6,081,238	5,100,498	4,112,133
● Shares of listed companies (technical provision)	1,748,139	-	-	-	1,748,139	1,531,810	1,602,228
● Shares of listed companies (other)	4,333,099	-	-	-	4,333,099	3,568,688	2,509,905
Restricted securities	84,879	12,105,394	5,604,087	69,543,394	87,337,754	101,485,148	87,258,441
Repurchase agreements	84,879	11,904,044	5,063,221	65,404,105	82,456,249	97,454,740	84,696,707
● National treasury bills	-	5,628,720	4,055,369	37,286,931	46,971,020	65,308,865	41,070,709
● Brazilian foreign debt securities	15,515	-	483,255	292,181	790,951	468,237	1,203,262
● Financial treasury bills	-	15,553	22,865	265,159	303,577	528,575	300,774
● National treasury notes	-	6,259,771	372,702	22,465,306	29,097,779	30,516,105	39,279,542
● Foreign corporate securities	69,364	-	129,030	5,094,528	5,292,922	632,958	2,842,420
Brazilian Central Bank	-	-	-	-	-	-	1,901
● National treasury bills	-	-	-	-	-	-	1,901

Bradesco	137

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)
Privatization currencies	-	-	-	75,222	75,222	77,905	82,397
Guarantees provided	-	201,350	540,866	4,064,067	4,806,283	3,952,503	2,477,436
? National treasury bills	-	147,718	167,427	2,523,587	2,838,732	1,815,118	223,022
? Financial treasury bills	-	53,632	373,439	1,354,625	1,781,696	1,826,638	2,254,414
? National treasury notes	-	-	-	185,855	185,855	310,747	-
Derivative financial instruments (1)	2,066,430	401,783	117,092	514,354	3,099,659	3,151,941	2,804,006
Securities subject to unrestricted repurchase agreements	-	210,842	-	638,322	849,164	1,739,457	58,797
? National treasury bills	-	210,842	-	620,156	830,998	1,721,597	8,143
? Financial treasury bills	-	-	-	18,166	18,166	17,860	36,838
? National treasury notes	-	-	-	-	-	-	13,816
Overall total	97,388,496	23,904,576	17,257,512	180,986,669	319,537,253	322,507,276	244,621,614
%	30.5	7.5	5.4	56.6	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedges under the category “Trading Securities”;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and maintaining the fund category classification;

(4)  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold the securities to maturity classified as ‘held-to-maturity.’ This financial capacity is proven in Note 32a, which presents the maturity of asset and liability operations.

(5)  The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(6)  This column reflects book value after mark-to-market in accordance with item (7), except for held-to-maturity securities, whose market value is higher than the restated cost for the amount of R$2,484,697 thousand (R$2,221,338 thousand on June 30, 2012 and R$4,403,399 thousand on September 30, 2011); and

(7)  The market value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics; for investment funds, the restated cost reflects the market value of the respective quotas.

138	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the statement of financial position or in memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their estimated fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBovespa) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair values of loan derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

Bradesco	139

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Notes to the Consolidated Financial Statements

     I) Amount of derivative financial instruments recorded in balance sheet and memorandum accounts

	R$ thousand
	2012				2011
	September 30		June 30		September 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	88,984,078		51,433,234		13,885,590
- Interbank market	75,350,210	-	40,918,242	-	9,859,303	-
- Foreign currency	13,602,498	-	10,504,659	-	4,026,287	-
- Other	31,370	-	10,333	-	-	-
Sale commitments:	454,440,256		234,555,190		191,145,519
- Interbank market (1)	414,762,926	339,412,716	199,271,376	158,353,134	169,549,948	159,690,645
- Foreign currency (2)	38,369,038	24,766,540	34,158,916	23,654,257	20,299,719	16,273,432
- Other	1,308,292	1,276,922	1,124,898	1,114,565	1,295,852	1,295,852

Option contracts
Purchase commitments:	56,582,443		52,988,139		91,244,797
- Interbank market	55,513,695	-	51,627,400	-	90,465,381	-
- Foreign currency	461,033	-	617,196	-	124,066	54,570
- Other	607,715	-	743,543	-	655,350	-
Sale commitments:	74,550,857		67,411,635		93,502,836
- Interbank market	73,062,914	17,549,219	65,521,650	13,894,250	91,940,800	1,475,419
- Foreign currency	527,174	66,141	823,684	206,488	69,496	-
- Other	960,769	353,054	1,066,301	322,758	1,492,540	837,190

Forward contracts
Purchase commitments:	28,500,273		24,897,454		11,096,520
- Foreign currency	27,678,801	19,286,759	23,924,878	9,216,756	10,558,527	1,929,248
- Other	821,472	-	972,576	-	537,993	153,235
Sale commitments:	10,403,618		15,967,216		9,014,037
- Foreign currency	8,392,042	-	14,708,122	-	8,629,279	-
- Other	2,011,576	1,190,104	1,259,094	286,518	384,758	-

Swap contracts
Assets (long position):	35,514,483		36,744,376		23,477,837
- Interbank market	7,622,947	-	7,380,073	-	3,329,522	-
- Fixed rate	3,935,344	2,064,278	2,035,035	-	609,368	-
- Foreign currency (3)	21,092,590	-	23,241,531	-	16,394,122	4,393,336
- Reference Interest Rate (TR)	962,662	947,109	15,000	-	15,000	-
- Special Clearance and Custody System Rate (Selic)	83	-	21,273	21,012	24,681	11,269
- General Price Index - Market (IGP-M)	943,351	-	2,102,500	1,300,776	1,888,833	1,430,773
- Other	957,506	-	1,948,964	968,518	1,216,311	724,031
Liabilities (short position):	35,699,787		37,042,035		22,523,286
- Interbank market	7,658,651	35,704	7,676,179	296,106	7,298,960	3,969,438
- Fixed rate	1,871,066	-	3,128,402	1,093,367	993,630	384,262
- Foreign currency (3)	21,528,936	436,346	23,343,946	102,415	12,000,786	-
- TR	15,553	-	1,111,077	1,096,077	1,266,158	1,251,158
- Selic	21,171	21,088	261	-	13,412	-
- IGP-M	2,391,720	1,448,369	801,724	-	458,060	-
- Other	2,212,690	1,255,184	980,446	-	492,280	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, for the amount of R$28,790,922 thousand (R$43,208,629 thousand on June 30, 2012 and R$76,368,739 thousand on September 30, 2011) (Note 8g);

(2)  Includes specific hedges to protect foreign investments totaling R$22,434,605 thousand (R$22,039,753 thousand on June 30, 2012 and R$19,994,041 thousand on September 30, 2011); and

(3)  Includes credit derivative operations (Note 8f).

To obtain greater payment assurance for operations with financial institutions and customers, Bradesco established compensation and settlement agreements for liabilities within the National Financial System, in accordance with CMN Resolution 3,263/05.

140	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

 II) Breakdown of derivative financial instruments (assets and liabilities) shown at restated cost and market value

	R$ thousand
	2012						2011
	September 30			June 30			September 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables - swaps	567,325	308,218	875,543	522,409	174,587	696,996	1,390,247	8,001	1,398,248
Receivable forward purchases	1,085,101	-	1,085,101	1,393,852	-	1,393,852	1,116,804	-	1,116,804
Receivable forward sales	1,009,626	-	1,009,626	927,406	-	927,406	279,345	-	279,345
Premiums on exercisable options	55,076	74,313	129,389	62,690	70,997	133,687	27,213	(17,604)	9,609
Total assets	2,717,128	382,531	3,099,659	2,906,357	245,584	3,151,941	2,813,609	(9,603)	2,804,006
Adjustment payables - swaps	(598,389)	(462,459)	(1,060,848)	(458,288)	(536,367)	(994,655)	(317,472)	(126,225)	(443,697)
Payable forward purchases	(903,637)	-	(903,637)	(1,044,245)	-	(1,044,245)	(548,116)	-	(548,116)
Payable forward sales	(2,056,218)	-	(2,056,218)	(1,389,447)	-	(1,389,447)	(682,456)	-	(682,456)
Premiums on written options	(81,383)	(45,625)	(127,008)	(92,519)	(47,219)	(139,738)	(88,110)	37,934	(50,176)
Total liabilities	(3,639,627)	(508,084)	(4,147,711)	(2,984,499)	(583,586)	(3,568,085)	(1,636,154)	(88,291)	(1,724,445)

III) Futures, options, forward and swap contracts - (Notional)

	R$ thousand
	2012						2011
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30
Futures contracts	62,776,951	328,393,493	13,967,584	138,286,306	543,424,334	285,988,424	205,031,109
Option contracts	1,987,460	128,826,263	144,631	174,946	131,133,300	120,399,774	184,747,633
Forward contracts	29,270,547	2,141,062	3,408,007	4,084,275	38,903,891	40,864,670	20,110,557
Swap contracts	8,930,932	13,437,702	2,920,740	9,349,565	34,638,939	36,047,380	22,079,589
Total on September 30, 2012	102,965,890	472,798,520	20,440,962	151,895,092	748,100,464
Total on June 30, 2012	129,464,594	20,893,788	189,395,520	143,546,346		483,300,248
Total on September 30, 2011	233,986,408	81,035,751	27,167,166	89,779,563			431,968,888

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Notes to the Consolidated Financial Statements

    IV) Types of margin offered for guarantee for derivative financial instruments, mainly futures contracts

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Government securities
National treasury notes	3,126,530	3,001,541	718,825
Financial treasury bills	35,374	34,700	32,265
National treasury bills	2,716,542	3,553,173	3,972,455
Total	5,878,446	6,589,414	4,723,545

   V) Revenues and expenses, net

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Swap contracts	(100,967)	(444,133)	(645,234)	(85,660)
Forward contracts	55,675	218,510	132,795	270,320
Option contracts	(7,076)	34,797	54,464	18,564
Futures contracts	(330,738)	(1,428,884)	(2,058,213)	(206,211)
Foreign exchange variation of investments abroad	11,500	380,459	294,006	(465,796)
Total	(371,606)	(1,239,251)	(2,222,182)	(468,783)

    VI) Total value of derivative financial instruments, broken down by trading location and counter parties

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Cetip (over-the-counter)	49,209,296	42,990,316	24,377,441
BM&FBovespa (stock exchange)	660,123,142	398,868,005	384,778,750
Abroad (over-the-counter) (1)	25,667,435	35,763,455	19,034,665
Abroad (stock exchange) (1)	13,100,591	5,678,472	3,778,032
Total	748,100,464	483,300,248	431,968,888

(1) Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

A total of 95% of counterparties are corporate entities and 5% are financial institutions on September 30, 2012.

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Notes to the Consolidated Financial Statements

 f) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the shareholders’ equity required
	2012		2011	2012		2011
	September 30	June 30	September 30	September 30	June 30	September 30
Sold protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	(324,896)	(323,408)	(537,776)	-	-	-
● Derivatives with companies	(4,061)	(4,043)	(3,709)	(223)	(222)	(204)
Purchased protection
Credit swaps whose underlying assets are:
● Securities - Brazilian public debt	304,590	656,922	751,032	-	-	-
● Derivatives with companies	26,398	26,277	5,563	2,904	2,890	612
Total	2,031	355,748	215,110	2,681	2,668	408
Deposited margin	5,077	5,053	7,551

Bradesco carries out operations involving credit derivatives to better manage its risk exposure and its assets. Contracts related to credit derivatives operations described above have several maturities up to 2013. The mark-to-market rates to protect counterparty risk though remuneration totaled R$(873) thousand (R$505 thousand on June 30, 2012 and R$(1,010) thousand on September 30, 2011). There was no default to trigger events in the contracts during the period.

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Notes to the Consolidated Financial Statements

 g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco has traded DI Future contracts at BM&FBovespa since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2012		2011
	September 30	June 30	September 30
DI Future with maturity between 2013 and 2017	28,790,922	43,208,629	76,368,739
Funding indexed to CDI	27,387,491	41,691,552	75,127,294
Mark-to-market adjustment recorded in shareholders’ equity (1)	(687,346)	(948,962)	(841,509)
Ineffective market value recorded in the income statement	(56)	(56)	(32)

(1) The adjustment in shareholders equity is R$(412,408) thousand, net of tax (R$(569,377) thousand on June 30, 2012 and R$(504,905) thousand on September 30, 2011).

The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter 3,082/02.

h) Income from securities, insurance, pension plans and capitalization bonds and derivative financial instruments

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Fixed income securities	4,563,501	6,016,083	15,717,966	11,687,445
Interbank investments (Note 7b)	2,495,433	2,175,753	7,047,465	7,932,331
Equity securities	(101,959)	683	(86,261)	10,659
Subtotal	6,956,975	8,192,519	22,679,170	19,630,435
Financial result from insurance, pension plans and capitalization bonds (1)	5,329,082	2,202,039	10,682,664	7,346,667
Income from derivative financial instruments (Note 8e V)	(371,606)	(1,239,251)	(2,222,182)	(468,783)
Total	11,914,451	9,155,307	31,139,652	26,508,319

(1) The third quarter of 2012 and the nine months of 2012 consider the gain from extend terms of Insurance Group’s available-for-sale securities, amounting to R$2,115,963 thousand.

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Notes to the Consolidated Financial Statements

 9) INTERBANK ACCOUNTS - COMPULSORY DEPOSITS

     a) Compulsory reserve

	R$ thousand
	Remuneration	2012		2011
		September 30	June 30	September 30
Reserve requirements - demand deposits	not remunerated	8,870,316	8,524,372	6,624,826
Reserve requirements - savings deposits	savings index	13,033,172	12,348,150	11,295,694
Time reserve requirements (1)	Selic rate	10,716,402	15,059,103	22,797,819
Collection of funds from rural loan (2)	not remunerated	536	-	-
Additional reserve requirements	Selic rate	21,601,983	24,437,733	28,989,607
• Savings deposits		6,514,538	6,173,067	5,647,847
• Demand deposits (1)		2,125,654	4,092,235	3,890,236
• Time deposits (1)		12,961,791	14,172,431	19,451,524
Restricted deposits - National Housing System (SFH)	TR + interest rate	551,306	547,312	523,012
Funds from rural loan	not remunerated	578	578	578
Total		54,774,293	60,917,248	70,231,536

(1) For more information on new rules on compulsory deposits, see Note 35c; and

(2) Pursuant to Bacen's Circular Letter 3,460/09, the banks must collect funds from rural loan (on demand deposits) not lent as of August 2010, to be delivered in August 2013.

    b) Revenue from compulsory deposits

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Compulsory deposits - Bacen (reserves requirement)	887,406	1,015,338	3,150,007	4,559,660
Restricted deposits - SFH	6,491	6,649	20,398	22,051
Total	893,897	1,021,987	3,170,405	4,581,711

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Notes to the Consolidated Financial Statements

 10) LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a) By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on September 30 (A)	% (6)	Total on June 30 (A)	% (6)	Total on September 30 (A)	% (6)
Discounted trade receivables and loans (1)	17,469,667	13,139,416	9,713,099	16,605,841	18,594,716	47,938,982	123,461,721	38.5	121,290,565	38.7	113,704,380	39.1
Financing	3,620,271	3,556,987	3,569,988	8,501,055	15,862,365	58,523,319	93,633,985	29.2	91,111,983	29.0	83,382,856	28.7
Agricultural and agribusiness financing	1,100,696	982,580	725,232	1,610,558	4,615,477	6,668,480	15,703,023	4.9	15,303,391	4.9	15,133,936	5.2
Subtotal	22,190,634	17,678,983	14,008,319	26,717,454	39,072,558	113,130,781	232,798,729	72.6	227,705,939	72.6	212,221,172	73.0
Leasing	483,159	382,078	388,148	1,087,248	1,727,589	3,508,313	7,576,535	2.4	8,294,242	2.6	10,867,448	3.7
Advances on foreign exchange contracts (2)	992,837	979,852	923,809	1,954,617	2,498,703	-	7,349,818	2.3	7,070,297	2.2	6,168,459	2.1
Subtotal	23,666,630	19,040,913	15,320,276	29,759,319	43,298,850	116,639,094	247,725,082	77.3	243,070,478	77.4	229,257,079	78.8
Other receivables (3)	5,372,079	2,768,155	1,383,126	2,367,966	1,631,385	670,168	14,192,879	4.4	13,780,854	4.4	12,416,852	4.3
Total Loans	29,038,709	21,809,068	16,703,402	32,127,285	44,930,235	117,309,262	261,917,961	81.7	256,851,332	81.8	241,673,931	83.1
Sureties and guarantees (4)	1,824,199	755,048	1,858,768	3,255,568	4,302,229	42,736,480	54,732,292	17.1	52,876,150	16.8	44,388,714	15.3
Loan assignment (5)	22,771	21,589	20,541	56,068	82,089	63,117	266,175	0.1	340,431	0.1	444,788	0.2
Loan assignment - real estate receivables certificate	16,237	16,236	16,235	46,726	69,734	234,452	399,620	0.1	420,704	0.1	524,473	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	130,458	130,458	-	130,734	-	141,618	-
Loans available for import (4)	147,929	122,704	45,093	159,363	554,778	525,657	1,555,524	0.5	1,689,760	0.5	1,865,374	0.6
Confirmed export credits (4)	5,628	878	1,850	868	3,198	1,103	13,525	-	89,428	-	80,310	-
Acquisition of credit card receivables	432,454	192,865	137,383	357,468	404,768	97,868	1,622,806	0.5	2,206,793	0.7	1,619,206	0.6
Overall total on September 30, 2012	31,487,927	22,918,388	18,783,272	36,003,346	50,347,031	161,098,397	320,638,361	100.0
Overall total on June 30, 2012	31,054,388	24,606,297	17,812,373	36,109,330	47,811,130	157,211,814			314,605,332	100.0
Overall total on September 30, 2011	28,670,795	22,978,989	18,032,202	31,851,016	43,387,566	145,817,846					290,738,414	100.0

146	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2012				2011
						Total on September 30 (B)	% (6)	Total on June 30 (B)	% (6)	Total on September 30 (B)	% (6)
Discounted trade receivables and loans (1)	1,062,414	957,276	882,497	1,778,302	2,482,440	7,162,929	83.7	7,210,696	84.0	6,506,562	84.9
Financing	229,646	192,133	115,480	230,705	225,004	992,968	11.6	955,133	11.1	700,644	9.1
Agricultural and agribusiness financing	17,212	21,542	13,710	20,800	21,336	94,600	1.1	98,502	1.1	101,064	1.3
Subtotal	1,309,272	1,170,951	1,011,687	2,029,807	2,728,780	8,250,497	96.4	8,264,331	96.2	7,308,270	95.3
Leasing	63,408	49,139	29,915	56,653	43,733	242,848	2.8	258,526	3.0	288,600	3.8
Advances on foreign exchange contracts (2)	5,019	5,548	-	-	-	10,567	0.1	7,441	0.1	17,018	0.2
Subtotal	1,377,699	1,225,638	1,041,602	2,086,460	2,772,513	8,503,912	99.3	8,530,298	99.3	7,613,888	99.3
Other receivables (3)	2,844	2,390	666	9,021	48,374	63,295	0.7	64,344	0.7	54,499	0.7
Overall total on September 30, 2012	1,380,543	1,228,028	1,042,268	2,095,481	2,820,887	8,567,207	100.0
Overall total on June 30, 2012	1,376,154	1,265,670	1,061,560	2,157,956	2,733,302			8,594,642	100.0
Overall total on September 30, 2011	1,191,732	1,072,227	905,433	1,872,180	2,626,815					7,668,387	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2012				2011
							Total on September 30 (C)	% (6)	Total on June 30 (C)	% (6)	Total on September 30 (C)	% (6)
Discounted trade receivables and loans (1)	741,134	573,205	468,652	1,038,717	1,517,450	3,453,229	7,792,387	56.1	7,372,234	53.8	5,672,353	50.9
Financing	220,952	201,821	203,392	570,162	959,856	2,848,167	5,004,350	36.1	5,088,827	37.1	3,868,180	34.8
Agricultural and agribusiness financing	6,111	768	1,301	5,264	19,004	138,385	170,833	1.2	222,443	1.6	200,153	1.8
Subtotal	968,197	775,794	673,345	1,614,143	2,496,310	6,439,781	12,967,570	93.4	12,683,504	92.5	9,740,686	87.5
Leasing	57,554	51,454	52,838	147,560	232,384	370,097	911,887	6.6	1,035,490	7.5	1,385,658	12.5
Subtotal	1,025,751	827,248	726,183	1,761,703	2,728,694	6,809,878	13,879,457	100.0	13,718,994	100.0	11,126,344	100.0
Other receivables (3)	103	98	94	231	401	1,052	1,979	-	1,400	-	2,493	-
Overall total on September 30, 2012	1,025,854	827,346	726,277	1,761,934	2,729,095	6,810,930	13,881,436	100.0
Overall total on June 30, 2012	937,326	796,784	691,451	1,758,400	2,742,840	6,793,593			13,720,394	100.0
Overall total on September 30, 2011	787,944	666,435	590,780	1,425,819	2,221,497	5,436,362					11,128,837	100.0

148	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2012				2011
	Total on September 30 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	138,417,037	40.3	135,873,495	40.4	125,883,295	40.8
Financing	99,631,303	29.0	97,155,943	28.9	87,951,680	28.4
Agricultural and agribusiness financing	15,968,456	4.7	15,624,336	4.6	15,435,153	5.0
Subtotal	254,016,796	74.0	248,653,774	73.9	229,270,128	74.2
Leasing	8,731,270	2.5	9,588,258	2.8	12,541,706	4.1
Advances on foreign exchange contracts (2) - Note 11a	7,360,385	2.1	7,077,738	2.1	6,185,477	2.0
Subtotal	270,108,451	78.6	265,319,770	78.8	247,997,311	80.3
Other receivables (3)	14,258,153	4.2	13,846,598	4.1	12,473,844	4.0
Total Loans	284,366,604	82.8	279,166,368	82.9	260,471,155	84.3
Sureties and guarantees (4)	54,732,292	16.0	52,876,150	15.7	44,388,714	14.3
Loan assignment (5)	266,175	0.1	340,431	0.1	444,788	0.1
Loan assignment - real estate receivables certificate	399,620	0.1	420,704	0.1	524,473	0.2
Co-obligation in rural loan assignment (4)	130,458	-	130,734	-	141,618	-
Loans available for imports (4)	1,555,524	0.5	1,689,760	0.5	1,865,374	0.6
Confirmed exports loans (4)	13,525	-	89,428	-	80,310	-
Acquisition of credit card receivables	1,622,806	0.5	2,206,793	0.7	1,619,206	0.5
Overall total on September 30, 2012	343,087,004	100.0
Overall total on June 30, 2012			336,920,368	100.0
Overall total on September 30, 2011					309,535,638	100.0

(1)  Including credit card loans and advances on credit card receivables for the amount of R$18,402,052 thousand (R$18,141,175 thousand on June 30, 2012 and R$17,110,437 thousand on September 30, 2011);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) for the amount of R$12,809,844 thousand (R$12,582,104 thousand on June 30, 2012 and R$11,686,662 thousand on September 30, 2011);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to September 30, 2012, June 30, 2012 and September 30, 2011, respectively, net of installments received; and

(6)  Percentage of each type against total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

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Notes to the Consolidated Financial Statements

 b) By type and levels of risk

	R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Discounted trade receivables and loans	26,942,568	59,402,481	9,069,063	25,584,254	4,879,136	1,771,671	1,443,904	1,353,664	7,970,296	138,417,037	48.7	135,873,495	48.7	125,883,295	48.3
Financings	18,247,518	40,162,235	23,006,759	13,927,735	1,324,706	517,561	416,583	338,535	1,689,671	99,631,303	35.0	97,155,943	34.8	87,951,680	33.8
Agricultural and agribusiness financings	2,063,534	3,449,336	4,465,673	5,307,184	350,608	97,062	155,462	20,892	58,705	15,968,456	5.6	15,624,336	5.6	15,435,153	5.9
Subtotal	47,253,620	103,014,052	36,541,495	44,819,173	6,554,450	2,386,294	2,015,949	1,713,091	9,718,672	254,016,796	89.3	248,653,774	89.1	229,270,128	88.0
Leasing	79,320	1,881,366	1,508,756	4,054,324	453,271	118,422	95,766	75,746	464,299	8,731,270	3.1	9,588,258	3.4	12,541,706	4.8
Advances on foreign exchange contracts (2)	3,923,121	1,303,233	1,331,375	722,135	57,285	6,787	66	-	16,383	7,360,385	2.6	7,077,738	2.5	6,185,477	2.4
Subtotal	51,256,061	106,198,651	39,381,626	49,595,632	7,065,006	2,511,503	2,111,781	1,788,837	10,199,354	270,108,451	95.0	265,319,770	95.0	247,997,311	95.2
Other receivables	231,333	10,384,985	435,636	2,658,837	126,656	36,766	26,893	20,915	336,132	14,258,153	5.0	13,846,598	5.0	12,473,844	4.8
Overall total on September 30, 2012	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486	284,366,604	100.0
%	18.1	41.0	14.0	18.4	2.6	0.9	0.8	0.6	3.6	100.00
Overall total on June 30, 2012	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621			279,166,368	100.0
%	19.1	40.2	14.0	18.2	2.3	1.2	0.8	0.7	3.5			100.0
Overall total on September 30, 2011	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460					260,471,155	100.0
%	18.5	41.5	9.0	23.3	2.0	0.9	0.7	0.6	3.5					100.0

(1) Percentage of each type against total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and
(2) See Note 11a.

150	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

     c) Maturity ranges and levels of risk

	R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	-	-	1,778,800	3,076,932	2,386,887	1,208,367	973,814	809,378	3,647,258	13,881,436	100.0	13,720,394	100.0	11,128,837	100.0
1 to 30	-	-	169,018	258,183	221,168	63,825	49,081	44,804	219,775	1,025,854	7.4	937,326	6.8	787,944	7.1
31 to 60	-	-	131,365	226,827	108,082	60,629	47,933	40,819	211,691	827,346	6.0	796,784	5.8	666,435	6.0
61 to 90	-	-	121,994	170,237	97,747	55,740	45,177	38,184	197,198	726,277	5.2	691,451	5.0	590,780	5.3
91 to 180	-	-	230,405	386,870	260,424	146,264	119,531	102,009	516,431	1,761,934	12.7	1,758,400	12.8	1,425,819	12.8
181 to 360	-	-	352,132	586,638	421,411	227,621	183,961	161,057	796,275	2,729,095	19.7	2,742,840	20.0	2,221,497	20.0
More than 360	-	-	773,886	1,448,177	1,278,055	654,288	528,131	422,505	1,705,888	6,810,930	49.0	6,793,593	49.6	5,436,362	48.8
Past due installments (2)	-	-	415,500	915,327	858,063	683,694	656,005	681,067	4,357,551	8,567,207	100.0	8,594,642	100.0	7,668,387	100.0
1 to 14	-	-	52,609	136,662	75,755	32,745	23,035	32,738	100,651	454,195	5.3	437,916	5.1	280,821	3.7
15 to 30	-	-	340,494	224,334	137,687	44,430	30,345	24,233	124,825	926,348	10.8	938,238	10.9	910,911	11.9
31 to 60	-	-	22,397	521,188	242,578	106,813	66,945	45,861	222,246	1,228,028	14.3	1,265,670	14.7	1,072,227	14.0
61 to 90	-	-	-	22,931	370,942	157,804	100,834	67,216	322,541	1,042,268	12.2	1,061,560	12.4	905,433	11.8
91 to 180	-	-	-	10,212	31,101	330,397	410,843	466,660	846,268	2,095,481	24.5	2,157,956	25.1	1,872,180	24.4
181 to 360	-	-	-	-	-	11,505	24,003	44,359	2,638,986	2,718,853	31.7	2,637,041	30.7	2,487,963	32.4
More than 360	-	-	-	-	-	-	-	-	102,034	102,034	1.2	96,261	1.1	138,852	1.8
Subtotal	-	-	2,194,300	3,992,259	3,244,950	1,892,061	1,629,819	1,490,445	8,004,809	22,448,643		22,315,036		18,797,224
Specific provision	-	-	21,943	119,768	324,496	567,618	814,909	1,043,311	8,004,809	10,896,854		10,809,196		9,173,336

(1) Percentage of maturities against type of installment; and
(2) Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Resolution 2,682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	2012				2011
										Total on September 30	% (1)	Total on June 30	% (1)	Total on September 30	% (1)
Outstanding installments	51,487,394	116,583,636	37,622,962	48,262,210	3,946,712	656,208	508,855	319,307	2,530,677	261,917,961	100.0	256,851,332	100.0	241,673,931	100.0
1 to 30	4,079,559	16,181,602	2,121,066	5,702,371	391,343	85,119	53,959	43,793	379,897	29,038,709	11.1	28,641,296	11.2	26,933,610	11.1
31 to 60	3,297,716	11,177,947	2,113,308	4,629,820	231,365	48,003	32,038	25,991	252,880	21,809,068	8.3	23,485,502	9.1	21,671,229	9.0
61 to 90	3,258,053	7,718,740	1,824,854	3,479,760	196,088	34,532	21,730	16,758	152,887	16,703,402	6.4	16,118,983	6.3	16,766,273	6.9
91 to 180	6,084,580	14,931,845	3,869,783	6,295,732	439,736	71,888	45,185	37,964	350,572	32,127,285	12.3	32,152,894	12.5	28,685,775	11.9
181 to 360	10,225,916	19,850,521	5,682,216	8,001,177	579,052	99,865	61,310	50,825	379,353	44,930,235	17.2	41,997,469	16.4	38,154,842	15.8
More than 360	24,541,570	46,722,981	22,011,735	20,153,350	2,109,128	316,801	294,633	143,976	1,015,088	117,309,262	44.7	114,455,188	44.5	109,462,202	45.3
Generic provision	-	582,914	376,230	1,447,866	394,671	196,862	254,428	223,515	2,530,677	6,007,163		5,862,498		5,908,620
Overall total on September 30, 2012 (2)	51,487,394	116,583,636	39,817,262	52,254,469	7,191,662	2,548,269	2,138,674	1,809,752	10,535,486	284,366,604
Existing provision	-	584,941	404,105	2,944,703	1,982,150	1,239,155	1,450,459	1,773,872	10,535,486	20,914,871
Minimum required provision	-	582,914	398,173	1,567,634	719,167	764,480	1,069,337	1,266,826	10,535,486	16,904,017
Excess provision	-	2,027	5,932	1,377,069	1,262,983	474,675	381,122	507,046	-	4,010,854
Overall total on June 30, 2012 (2)	53,112,363	112,241,494	39,112,363	50,824,333	6,356,320	3,273,315	2,235,542	1,838,017	10,172,621			279,166,368
Existing provision	-	563,235	396,919	2,900,057	1,737,991	1,601,637	1,512,240	1,797,325	10,172,621			20,682,025
Minimum required provision	-	561,209	391,123	1,524,730	635,633	981,995	1,117,771	1,286,612	10,172,621			16,671,694
Excess provision	-	2,026	5,796	1,375,327	1,102,358	619,642	394,469	510,713	-			4,010,331
Overall total on September 30, 2011 (2)	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460					260,471,155
Existing provision	-	541,775	239,509	3,749,331	1,418,620	1,113,053	1,248,335	1,522,827	9,257,460					19,090,910
Minimum required provision	-	540,290	234,338	1,818,222	526,770	691,468	924,620	1,088,788	9,257,460					15,081,956
Excess provision	-	1,485	5,171	1,931,109	891,850	421,585	323,715	434,039	-					4,008,954

(1)   Percentage of maturities against type; and

(2)   The overall total includes performing loans for the amount of R$261,917,961 thousand (R$256,851,332 thousand on June 30, 2012 and R$241,673,931 thousand on September 30, 2011) and non-performing loans of R$22,448,643 thousand (R$22,315,036 thousand on June 30, 2012 and R$18,797,224 thousand on September 30, 2011).

152	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

    d) Concentration of loans

	R$ thousand
	2012				2011
	September 30	% (1)	June 30	% (1)	September 30	% (1)
Largest borrower	2,645,817	0.9	2,695,001	1.0	2,400,490	0.9
10 largest borrowers	15,099,201	5.3	15,034,781	5.4	14,567,125	5.6
20 largest borrowers	24,011,491	8.4	23,849,797	8.5	23,529,678	9.0
50 largest borrowers	38,103,908	13.4	37,099,425	13.3	37,557,724	14.4
100 largest borrowers	49,377,994	17.4	48,492,619	17.4	47,917,263	18.4

(1) In relation to total of Bacen portfolio.

    e) By economic sector

	R$ thousand
	2012				2011
	September 30%		June 30%		September 30%
Public sector	476,675	0.2	484,315	0.2	1,407,391	0.5
Federal Government	267,205	0.1	264,059	0.1	1,077,849	0.4
Petrochemical	267,205	0.1	262,680	0.1	1,071,039	0.4
Financial intermediaries	-	-	1,379	-	6,810	-
State Government	209,470	0.1	220,256	0.1	329,542	0.1
Production and distribution of electricity	209,470	0.1	220,256	0.1	329,542	0.1
Private sector	283,889,929	99.8	278,682,053	99.8	259,063,764	99.5
Manufacturing	54,479,456	19.2	53,708,416	19.2	51,430,587	19.7
Food products and beverages	13,542,844	4.8	13,031,279	4.6	12,964,638	5.0
Steel, metallurgy and mechanics	8,741,915	3.1	8,437,376	3.0	8,689,172	3.3
Chemical	4,346,824	1.5	3,867,776	1.4	3,463,407	1.3
Pulp and paper	4,118,333	1.4	4,182,487	1.5	3,909,816	1.5
Oil refining and production of alcohol	3,668,168	1.3	3,614,232	1.3	3,312,713	1.3
Textiles and apparel	3,181,096	1.1	3,109,838	1.1	3,170,915	1.2
Rubber and plastic articles	2,769,131	1.0	2,604,477	0.9	2,608,400	1.0
Light and heavy vehicles	2,522,051	0.9	2,722,629	1.0	2,781,897	1.1
Furniture and wood products	2,059,756	0.7	1,962,424	0.7	1,901,059	0.7
Extraction of metallic and non-metallic ores	1,883,402	0.7	1,910,812	0.7	1,567,574	0.6
Electric and electronic products	1,873,618	0.7	2,156,191	0.8	2,099,509	0.8
Non-metallic materials	1,737,880	0.6	1,755,485	0.6	1,543,097	0.6
Automotive parts and accessories	986,222	0.3	1,191,660	0.4	1,085,706	0.4
Leather articles	753,651	0.3	775,091	0.3	575,461	0.2
Publishing, printing and reproduction	750,206	0.3	721,043	0.3	660,484	0.3
Other industries	1,544,359	0.5	1,665,616	0.6	1,096,739	0.4
Commerce	44,272,247	15.5	43,517,495	15.6	40,859,935	15.7
Merchandise in specialty stores	12,163,859	4.3	11,973,098	4.3	10,551,239	4.1
Food products, beverages and tobacco	5,101,171	1.8	5,143,131	1.8	5,002,391	1.9
Non-specialized retailer	4,428,277	1.6	4,272,247	1.5	4,000,675	1.5
Clothing and footwear	3,286,916	1.2	3,347,543	1.2	3,323,054	1.3
Automobile	3,262,242	1.1	3,124,580	1.1	3,387,420	1.3
Motor vehicle repairs, parts and accessories	3,136,848	1.1	3,107,987	1.1	2,822,564	1.1
Grooming and household articles	2,755,170	1.0	2,496,040	0.9	2,647,925	1.0
Waste and scrap	2,136,696	0.8	2,094,463	0.8	1,861,631	0.7

Bradesco	153

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Notes to the Consolidated Financial Statements

	R$ thousand
	2012				2011
	September 30%		June 30%		September 30%
Fuel	1,867,896	0.7	1,840,109	0.7	1,843,528	0.7
Trade intermediary	1,580,972	0.6	1,587,697	0.6	1,615,444	0.6
Agricultural products	1,560,901	0.5	1,472,555	0.5	1,115,535	0.4
Wholesale of goods in general	1,502,587	0.5	1,556,220	0.6	1,397,319	0.5
Other commerce	1,488,712	0.3	1,501,825	0.5	1,291,210	0.6
Financial intermediaries	1,566,510	0.6	1,364,037	0.5	688,405	0.3
Services	66,654,102	23.4	65,475,800	23.5	58,398,110	22.4
Civil construction	17,099,439	6.0	16,522,200	5.8	14,551,505	5.6
Transportation and storage	15,089,836	5.3	15,408,340	5.5	14,854,957	5.7
Real estate activities, rentals and corporate services	11,409,373	4.0	11,115,340	4.0	10,214,750	3.9
Production and distribution of electric power, gas and water	5,045,713	1.8	5,016,796	1.8	4,824,328	1.9
Holding companies, legal, accounting and business advisory services	2,834,435	1.0	3,028,824	1.1	2,334,367	0.9
Hotels and catering	2,547,015	0.9	2,460,979	0.9	2,153,860	0.8
Social services, education, health, defense and social security	2,186,997	0.8	2,120,646	0.8	2,007,467	0.8
Clubs, leisure, cultural and sport activities	2,020,641	0.7	2,196,741	0.8	1,659,290	0.6
Telecommunications	549,670	0.2	459,474	0.2	518,440	0.2
Other services	7,870,983	2.7	7,146,460	2.6	5,279,146	2.0
Agriculture, cattle raising, fishing, forestry and timber industry	3,609,323	1.3	3,664,469	1.3	3,785,721	1.5
Individuals	113,308,291	39.8	110,951,836	39.7	103,901,006	39.9
Total	284,366,604	100.0	279,166,368	100.0	260,471,155	100.0

154	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

    f) Breakdown of loans and allowance for loan losses

Levels of risk	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2012		2011
	Past due	Outstanding	Total - non-performing loans				% September 30 YTD (2)	% June 30 YTD (2)	% September 30 YTD (2)
AA	-	-	-	51,487,394	51,487,394	18.1	18.1	19.1	18.5
A	-	-	-	116,583,636	116,583,636	41.0	59.1	59.3	60.0
B	415,500	1,778,800	2,194,300	37,622,962	39,817,262	14.0	73.1	73.3	69.0
C	915,327	3,076,932	3,992,259	48,262,210	52,254,469	18.4	91.5	91.5	92.3
Subtotal	1,330,827	4,855,732	6,186,559	253,956,202	260,142,761	91.5
D	858,063	2,386,887	3,244,950	3,946,712	7,191,662	2.6	94.1	93.8	94.3
E	683,694	1,208,367	1,892,061	656,208	2,548,269	0.9	95.0	95.0	95.2
F	656,005	973,814	1,629,819	508,855	2,138,674	0.8	95.8	95.8	95.9
G	681,067	809,378	1,490,445	319,307	1,809,752	0.6	96.4	96.5	96.5
H	4,357,551	3,647,258	8,004,809	2,530,677	10,535,486	3.6	100.0	100.0	100.0
Subtotal	7,236,380	9,025,704	16,262,084	7,961,759	24,223,843	8.5
Overall total on September 30, 2012	8,567,207	13,881,436	22,448,643	261,917,961	284,366,604	100.0
%	3.0	4.9	7.9	92.1	100.0
Overall total on June 30, 2012	8,594,642	13,720,394	22,315,036	256,851,332	279,166,368
%	3.1	4.9	8.0	92.0	100.0
Overall total on September 30, 2011	7,668,387	11,128,837	18,797,224	241,673,931	260,471,155
%	2.9	4.3	7.2	92.8	100.0

(1) Percentage of level of risk against total portfolio; and

(2) Accumulated ratio between level of risk and the total portfolio.

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Notes to the Consolidated Financial Statements

Level of risk	R$ thousand
	Allowance
		Minimum required					Excess	Existing	2012		2011
	Minimum required provision	Specific			Generic	Total			% September 30 YTD (1)	% June 30 YTD (1)	% September 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	582,914	582,914	2,027	584,941	0.5	0.5	0.5
B	1.0	4,155	17,788	21,943	376,230	398,173	5,932	404,105	1.0	1.0	1.0
C	3.0	27,460	92,308	119,768	1,447,866	1,567,634	1,377,069	2,944,703	5.6	5.7	6.2
Subtotal		31,615	110,096	141,711	2,407,010	2,548,721	1,385,028	3,933,749	1.5	1.5	1.9
D	10.0	85,807	238,689	324,496	394,671	719,167	1,262,983	1,982,150	27.6	27.3	26.9
E	30.0	205,108	362,510	567,618	196,862	764,480	474,675	1,239,155	48.6	48.9	48.3
F	50.0	328,002	486,907	814,909	254,428	1,069,337	381,122	1,450,459	67.8	67.6	67.5
G	70.0	476,747	566,564	1,043,311	223,515	1,266,826	507,046	1,773,872	98.0	97.8	97.9
H	100.0	4,357,551	3,647,258	8,004,809	2,530,677	10,535,486	-	10,535,486	100.0	100.0	100.0
Subtotal		5,453,215	5,301,928	10,755,143	3,600,153	14,355,296	2,625,826	16,981,122	70.1	70.5	72.0
Overall total on September 30, 2012		5,484,830	5,412,024	10,896,854	6,007,163	16,904,017	4,010,854	20,914,871	7.4
%		26.2	25.9	52.1	28.7	80.8	19.2	100.0
Overall total on June 30, 2012		5,425,569	5,383,627	10,809,196	5,862,498	16,671,694	4,010,331	20,682,025		7.4
%		26.2	26.1	52.3	28.3	80.6	19.4	100.0
Overall total on September 30, 2011		4,941,241	4,232,095	9,173,336	5,908,620	15,081,956	4,008,954	19,090,910			7.3
%		25.9	22.2	48.1	30.9	79.0	21.0	100.0
(1) Ratio between existing allowance and total portfolio by level of risk.

156	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

     g) Changes in allowance for loan losses

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	20,682,025	20,117,439	19,540,448	16,289,671
- Specific provision (1)	10,809,196	10,575,790	9,875,415	7,898,327
- Generic provision (2)	5,862,498	5,530,127	5,654,244	5,389,925
- Excess provision (3)	4,010,331	4,011,522	4,010,789	3,001,419
Additions	3,551,857	3,650,406	10,500,537	9,125,115
Reductions	(3,319,011)	(3,085,820)	(9,126,114)	(6,323,876)
Closing balance	20,914,871	20,682,025	20,914,871	19,090,910
- Specific provision (1)	10,896,854	10,809,196	10,896,854	9,173,336
- Generic provision (2)	6,007,163	5,862,498	6,007,163	5,908,620
- Excess provision (3)	4,010,854	4,010,331	4,010,854	4,008,954

(1)  For operations with overdue installments for more than 14 days;

(2)  Recorded based on the customer/transaction classification and therefore not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and the expectation of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by CMN Resolution 2,682/99. The excess provision per customer was classified according to the corresponding level of risk (Note 10f).

h)   Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of credit write offs recovered, are as follows.

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Amount recorded	3,551,857	3,650,406	10,500,537	9,125,115
Amount recovered (1)	(749,642)	(784,939)	(2,187,766)	(2,051,092)
ALL expense net of amounts recovered	2,802,215	2,865,467	8,312,771	7,074,023

   (1) Classified in income from loans (Note 10j).

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Notes to the Consolidated Financial Statements

    i) Changes in the renegotiated portfolio

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Opening balance	9,139,017	8,888,112	8,658,167	6,911,604
Amount renegotiated	2,126,321	2,180,440	6,204,863	5,834,659
Amount received	(781,998)	(1,034,493)	(2,787,442)	(2,608,743)
Write-offs	(1,205,704)	(895,042)	(2,797,952)	(1,847,645)
Closing balance	9,277,636	9,139,017	9,277,636	8,289,875
Allowance for loan losses	5,841,680	5,816,314	5,841,680	5,168,704
Percentage on renegotiated portfolio	63.0%	63.6%	63.0%	62.3%

    j) Income on loans and leasing

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Discounted trade receivables and loans	8,429,584	8,483,685	25,101,167	23,150,131
Financings	3,186,185	3,248,724	9,522,958	8,068,215
Agricultural and agribusiness loans	316,173	286,017	844,276	778,293
Subtotal	11,931,942	12,018,426	35,468,401	31,996,639
Recovery of credits charged-off as loss	749,642	784,939	2,187,766	2,051,092
Subtotal	12,681,584	12,803,365	37,656,167	34,047,731
Leasing, net of expenses	292,705	294,714	949,581	1,196,675
Total	12,974,289	13,098,079	38,605,748	35,244,406

158	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

11) OTHER RECEIVABLES

     a) Foreign exchange portfolio

         Balances

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Assets - other receivables
Exchange purchases pending settlement	9,504,538	10,976,235	10,612,982
Exchange sale receivables	1,934,434	3,430,285	3,488,401
(-) Advances in local currency received	(297,717)	(485,561)	(165,716)
Income receivable on advances granted	102,153	105,717	64,065
Total	11,243,408	14,026,676	13,999,732
Liabilities - other liabilities
Exchange sales pending settlement	1,939,452	3,419,671	3,514,895
Exchange purchase payables	9,180,925	10,384,938	9,756,448
(-) Advances on foreign exchange contracts	(7,360,385)	(7,077,738)	(6,185,477)
Other	5,155	6,685	5,315
Total	3,765,147	6,733,556	7,091,181
Net foreign exchange portfolio	7,478,261	7,293,120	6,908,551
Memorandum accounts:
- Loans available for imports	1,555,524	1,689,760	1,865,374
- Confirmed exports loans	13,525	89,428	80,310

         Foreign exchange results

         Adjusted foreign exchange results for presentation purposes

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Foreign exchange results	136,219	513,472	919,606	1,056,034
Adjustments:
- Income on foreign currency financing (1)	9,872	53,092	102,268	146,775
- Income on export financing (1)	143,591	200,863	468,881	395,237
- Income on foreign investments (2)	713	22,297	66,412	313,001
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(64,951)	(646,786)	(1,034,502)	(1,099,189)
- Funding expenses (4)	(90,807)	(85,456)	(255,992)	(216,700)
- Other	33,155	159,426	267,524	(144,691)
Total adjustments	31,573	(296,564)	(385,409)	(605,567)
Adjusted foreign exchange results	167,792	216,908	534,197	450,467

(1) Recognized in “Income from loans;”
(2) Recognized in “Income from security transactions;”
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and
(4) Refer to funding expenses of investments in foreign exchange.

    b) Sundry

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Notes to the Consolidated Financial Statements

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Deductible taxes (Note 34c)	23,530,620	23,105,852	21,659,214
Credit card operations	14,432,649	14,788,897	13,305,868
Debtors for escrow deposits	10,734,851	10,332,319	9,097,143
Prepaid taxes	5,123,178	5,626,396	4,300,796
Other debtors	3,484,493	2,788,909	2,571,916
Trade and credit receivables (1)	2,233,365	2,003,918	1,197,615
Advances for Deposit Guarantee Fund (FGC)	213,104	258,770	395,765
Payments to be reimbursed	524,794	494,626	510,726
Receivables from sale of assets	55,846	59,285	66,334
Other	311,207	402,405	329,658
Total	60,644,107	59,861,377	53,435,035

(1) Include receivables from the acquisition of financial assets from loans without substantial transfer of risks and benefits.

12) OTHER ASSETS

     a) Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Cost net of provision
			2012		2011
			September 30	June 30	September 30
Real estate	613,518	(336,966)	276,552	242,781	127,981
Goods subject to special conditions	48,341	(48,341)	-	-	-
Vehicles and similar	453,093	(210,536)	242,557	229,988	256,533
Inventories/warehouse	108,357	-	108,357	97,180	59,519
Machinery and equipment	17,141	(7,424)	9,717	11,329	9,904
Other	19,476	(18,557)	919	1,057	975
Total on September 30, 2012	1,259,926	(621,824)	638,102
Total on June 30, 2012	1,163,128	(580,793)		582,335
Total on September 30, 2011	676,605	(221,693)			454,912

     b) Prepaid expenses

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Commission on the placement of loans and financing (1)	1,787,851	1,715,706	1,028,403
Deferred insurance acquisition costs (2)	1,178,271	1,153,224	561,158
Advertising and marketing expenses (3)	49,843	126,060	73,524
Other (4)	442,567	470,193	221,337
Total	3,458,532	3,465,183	1,884,422

(1)  Commissions paid to storeowners, car dealers and correspondent banks - payroll-deductible loans;

(2)  Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

160	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

13) INVESTMENTS

     a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2012		2011
	September 30	June 30	September 30
- IRB-Brasil Resseguros S.A.	523,700	487,030	465,643
- Integritas Participações S.A.	503,346	505,494	455,594
- BES Investimento do Brasil S.A.	108,080	107,052	99,274
- Other	280,413	292,578	171,863
Total investment in affiliates - in Brazil	1,415,539	1,392,154	1,192,374
- Tax incentives	239,542	239,542	239,646
- Other investments	526,050	531,879	552,018
Provision for:
- Tax incentives	(212,055)	(211,555)	(211,578)
- Other investments	(61,898)	(62,936)	(51,432)
Overall total investments	1,907,178	1,889,084	1,721,028

Bradesco	161

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Notes to the Consolidated Financial Statements

b)   The resultant adjustments from the equity method valuation of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies,” and correspond to R$103,367 thousand on September 30, 2012 YTD (R$90,732 thousand on September 30, 2011) and R$44,590 thousand in the third quarter of 2012 (R$18,610 thousand in the second quarter of 2012).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2012			2011
			Common	Preferred			3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,465,631	-	212	21.24%	446,897	36,425	24,035	94,921	49,430
BES Investimento do Brasil S.A. - Banco de Investimento	320,000	540,400	10,745	10,745	20.00%	42,715	1,028	2,218	8,543	10,041
Integritas Participações S.A. (2)	57,406	881,685	22,581	-	22.32%	(122,133)	535	(27,678)	(27,260)	6,575
Other (2)							6,602	20,035	27,163	24,686
Equity in the earnings (losses) of unconsolidated companies							44,590	18,610	103,367	90,732

(1)  The resultant adjustment considers income calculated periodically by the companies and includes equity variations by the investees not coming from profit or loss, as well as accounting practice adjustments, where applicable; and

(2)  Based on financial information from previous months.

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 14) PREMISES AND EQUIPMENT AND LEASED ASSETS

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2012		2011
				September 30	June 30	September 30
Property and equipment:
- Buildings	4%	889,026	(370,472)	518,554	497,771	447,285
- Land	-	400,358	-	400,358	403,227	364,920
Facilities, furniture and equipment in use	10%	4,734,922	(2,473,934)	2,260,988	2,229,149	1,728,401
Security and communication systems	10%	260,484	(146,352)	114,132	105,587	85,008
Data processing systems	20 to 50%	4,201,799	(3,022,333)	1,179,466	1,260,532	1,157,785
Transportation systems	20%	55,768	(29,670)	26,098	27,071	28,183
Subtotal		10,542,357	(6,042,761)	4,499,596	4,523,337	3,811,582
Leased assets		-	-	-	-	1,058
Total on September 30, 2012		10,542,357	(6,042,761)	4,499,596
Total on June 30, 2012		10,330,009	(5,806,672)		4,523,337
Total on September 30, 2011		9,115,950	(5,303,310)			3,812,640

The Bradesco Organization's premises and equipment shows an unrecorded surplus of R$3,363,214 thousand (R$3,029,696 thousand on June 30, 2012 and R$2,978,978 thousand on September 30, 2011). This is due to an increase in their market price, based on valuations by independent experts in 2012, 2011 and 2010.

The total consolidated fixed assets to net worth ratio, which includes all Group entities, is 18.95% (18.19% on June 30, 2012 and 16.74% on September 30, 2011), and the consolidated finance fixed assets to net worth ratio, which only includes the Group's financial institutions (e.g.: banks, securities, etc.), is 45.02% (43.49% on June 30, 2012 and 44.11% on September 30, 2011), whereas the maximum limit is 50%.

The difference between the total consolidated and consolidated finance fixed assets to net worth ratios is due to non-financial subsidiaries which have high liquidity and low fixed assets to net worth ratio, with the consequent increase in the consolidated finance fixed assets to net worth ratio. Whenever necessary, we may reallocate funds to the financial companies through the payment of dividends/interest on shareholders equity to financial companies or a corporate restructuring between the financial and non-financial companies, so improving the ratio.

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 15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from the acquisition of investments amounted to R$3,856,619 thousand, net of accumulated amortization, where applicable, of which: (i) R$579,499 thousand represents the difference between the carrying amount and the market value of the shares recorded in Permanent Assets -Investments (BM&FBovespa and Integritas/Fleury shares), amortized when disposed; and (ii) R$3,277,120 thousand for future performance/customer portfolio, which is amortized over 20 years, net of accumulated amortization, where applicable.

In September 30, 2012 YTD, goodwill amortization amounted to R$199,674 thousand (R$198,481 thousand on September 30, 2011) and R$66,944 thousand in the third quarter of 2012 (R$66,945 thousand in the second quarter of 2012) (Note 29).

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Cost net of amortization
				2012		2011
				September 30	June 30	September 30
Acquisition of banking services rights	Contract (4)	5,487,004	(2,647,003)	2,840,001	2,917,369	1,824,425
Software (2)	20% to 50%	5,876,932	(2,987,227)	2,889,705	2,754,352	2,349,894
Future profitability/customer portfolio (3)	Up to 20%	4,118,438	(841,318)	3,277,120	3,341,606	2,312,208
Other (5)	Contract	612,079	(33,450)	578,629	31,819	31,160
Total on September 30, 2012		16,094,453	(6,508,998)	9,585,455
Total on June 30, 2012		15,275,328	(6,230,182)		9,045,146
Total on September 30, 2011		11,932,227	(5,414,540)			6,517,687

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses,” where applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of equity interest in Banco Bradescard (currently Banco Ibi) - R$891,218 thousand, Odontoprev - R$310,546 thousand, Ágora Corretora - R$90,117 thousand, Bradescard Mexico (currently Ibi México) - R$23,908 thousand, Europ Assistance Serviços de Assistência Personalizados - R$20,338 thousand, Alelo (CBSS) - R$120,695 thousand, Cielo - R$408,014 thousand and Banco Berj - R$1,155,674 thousand, net of accumulated amortization, where applicable;

(4)  Based on the pay-back of each agreement; and

(5)  Mainly refers to the 2016 Olympic Games sponsorship program.

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Notes to the Consolidated Financial Statements

 c) Changes in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2011	3,064,089	2,535,979	3,353,106	24,389	8,977,563
Additions/reductions (1)	388,281	715,782	123,688	574,859	1,802,610
Amortization for the period	(612,369)	(362,056)	(199,674)	(20,619)	(1,194,718)
Balance on September 30, 2012	2,840,001	2,889,705	3,277,120	578,629	9,585,455
(1) “Others” mainly refers to the 2016 Olympic Games sponsorship program.

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

     a) Deposits

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
● Demand deposits (1)	33,627,630	-	-	-	33,627,630	32,529,401	31,861,863
● Savings deposits (1)	65,540,064	-	-	-	65,540,064	62,308,096	56,583,682
● Interbank deposits	113,779	121,293	17,734	69,878	322,684	471,561	369,922
● Time deposits (2)	12,773,077	16,820,799	11,674,809	72,110,538	113,379,223	121,760,876	135,848,493
Overall total on September 30, 2012	112,054,550	16,942,092	11,692,543	72,180,416	212,869,601
%	52.6	8.0	5.5	33.9	100.0
Overall total on June 30, 2012	110,540,043	16,527,298	12,437,438	77,565,155		217,069,934
%	51.0	7.6	5.7	35.7		100.0
Overall total on September 30, 2011	110,604,416	18,947,541	10,346,106	84,765,897			224,663,960
%	49.3	8.4	4.6	37.7			100.0

(1) Classified as “1 to 30 days”, not considering average historical turnover; and
(2) Considers the actual maturities of investments.

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     b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Own portfolio	81,414,222	22,606,771	9,014,068	22,978,124	136,013,185	152,256,067	131,297,592
● Government securities	74,832,761	129,829	244,693	6,883	75,214,166	95,338,120	79,940,286
● Debentures of own issuance	1,736,352	22,476,942	8,769,375	22,340,009	55,322,678	55,741,992	47,525,689
● Foreign	4,845,109	-	-	631,232	5,476,341	1,175,955	3,831,617
Third-party portfolio (1)	93,914,480	3,090,189	-	-	97,004,669	65,861,245	36,250,448
Unrestricted portfolio (1)	805,262	11,714,501	-	-	12,519,763	7,856,940	3,909,535
Overall total on September 30, 2012 (2)	176,133,964	37,411,461	9,014,068	22,978,124	245,537,617
%	71.7	15.2	3.7	9.4	100.0
Overall total on June 30, 2012 (2)	165,986,004	24,790,614	9,509,287	25,688,347		225,974,252
%	73.4	11.0	4.2	11.4		100.0
Overall total on September 30, 2011 (2)	117,997,546	9,268,249	8,227,290	35,964,490			171,457,575
%	68.8	5.4	4.8	21.0			100.0

(1)  Represented by government securities; and

(2)  Includes R$77,162,542 thousand (R$42,529,664 thousand on June 30, 2012 and R$45,155,626 thousand on September 30, 2011) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

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Notes to the Consolidated Financial Statements

 c) Funds from the issuance of securities

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
Securities - Brazil:
- Mortgage bonds	172,630	402,668	402,769	21,062	999,129	1,175,739	1,339,341
- Letters of credit for real estate	240,919	1,264,212	2,245,787	60,600	3,811,518	3,195,845	1,749,294
- Letters of credit for agribusiness	425,754	1,121,673	1,696,666	524,672	3,768,765	3,278,002	2,354,019
- Financial bills	296,915	7,891,296	7,227,012	15,818,451	31,233,674	31,124,303	19,284,655
Subtotal	1,136,218	10,679,849	11,572,234	16,424,785	39,813,086	38,773,889	24,727,309
Securities - abroad:
- MTN Program Issues (1)	290,510	2,162,056	1,776,310	6,203,362	10,432,238	8,655,602	4,397,615
- Securitization of future flow of money orders received from abroad (Note 16d)	7,698	366,310	373,562	2,839,458	3,587,028	3,752,347	3,780,196
- Issuance costs	-	-	-	(22,140)	(22,140)	(23,909)	(26,470)
Subtotal	298,208	2,528,366	2,149,872	9,020,680	13,997,126	12,384,040	8,151,341
Overall total on September 30, 2012	1,434,426	13,208,215	13,722,106	25,445,465	53,810,212
%	2.7	24.5	25.5	47.3	100.0
Overall total on June 30, 2012	1,395,571	8,958,166	14,749,914	26,054,278		51,157,929
%	2.8	17.5	28.8	50.9		100.0
Overall total on September 30, 2011	445,481	2,338,283	7,158,595	22,936,291			32,878,650
%	1.4	7.1	21.7	69.8			100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, significantly in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, Bradesco has used certain agreements to optimize its funding and liquidity management activities by using SPEs - Special Purpose Entities. An SPE, also known as a Diversified Payment Rights Company outside Brazil, is financed with long-term debt and settled through future cash flows from underlying assets which basically include flows from current payment orders and future remittances made by individuals and companies located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent.

Long-term securities issued by the SPE and sold to investors are settled with proceeds from the payment order flows. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPE discontinues operations.

Funds from the sale of current and future payment order flows, received by the SPE, must be maintained in a specific bank account until a minimum amount has been reached.

Below are the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2012		2011
				September 30	June 30	September 30
Securitization of future flow of payment orders received from abroad	07.28.2004	305,400	08.20.2012 (1)	-	-	27,568
	06.11.2007	481,550	05.20.2014	190,174	220,837	289,516
	06.11.2007	481,550	05.20.2014	190,074	220,723	289,378
	12.20.2007	354,260	11.20.2014(2)	-	-	222,206
	12.20.2007	354,260	11.20.2014	162,180	181,603	222,206
	03.06.2008	836,000	05.22.2017	912,349	958,629	926,097
	12.19.2008	1,168,500	02.20.2019	1,013,637	1,008,830	925,764
	12.17.2009	133,673	11.20.2014	101,168	113,287	138,674
	12.17.2009	133,673	02.20.2017	135,213	142,577	138,172
	12.17.2009	89,115	02.20.2020	100,841	100,350	92,091
	08.20.2010	307,948	08.21.2017	336,499	352,614	323,609
	09.29.2010	170,530	08.21.2017	192,319	201,527	184,915
	11.16.2011(3)	88,860	11.20.2018	100,124	99,658	-
	11.16.2011(4)	133,290	11.22.2021	152,450	151,712	-
Total		5,038,609		3,587,028	3,752,347	3,780,196

(1)    Security settled in advance;

(2)    Security repurchased on March 29, 2012;

(3)    Issuance of securities abroad totaling US$50,000 thousand; and

(4)  Issuance of securities abroad totaling US$75,000 thousand

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     e) Cost for market funding and inflation and interest adjustments of technical reserves for insurance, pension plans and capitalization bonds

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Savings deposits	893,475	890,728	2,726,590	2,807,542
Time deposits	2,363,827	2,589,702	7,858,546	10,252,503
Federal funds purchased and securities sold under agreements to repurchase	4,590,871	4,431,171	13,701,955	14,325,743
Funds from issuance of securities	1,029,687	1,211,013	3,336,609	2,220,555
Other funding expenses	90,910	99,124	287,451	299,163
Subtotal	8,968,770	9,221,738	27,911,151	29,905,506
Cost for inflation and interest adjustment of technical reserves of insurance, pension plans and capitalization bonds	2,479,917	1,496,462	6,173,700	4,667,434
Total	11,448,687	10,718,200	34,084,851	34,572,940

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17) BORROWING AND ONLENDING

     a) Borrowing

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil - other institutions	2,140	-	-	7,277	9,417	8,074	766
Abroad	1,233,527	5,495,857	2,517,098	895,619	10,142,101	12,376,584	13,239,111
Overall total on September 30, 2012	1,235,667	5,495,857	2,517,098	902,896	10,151,518
%	12.2	54.1	24.8	8.9	100.0
Overall total on June 30, 2012	1,987,611	5,637,175	3,687,666	1,072,206		12,384,658
%	16.0	45.5	29.8	8.7		100.0
Overall total on September 30, 2011	1,586,609	6,118,779	4,018,987	1,515,502			13,239,877
%	12.0	46.2	30.4	11.4			100.0

    b) Onlending

	R$ thousand
	2012						2011
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	September 30	June 30	September 30
In Brazil	2,630,508	4,396,646	6,765,497	21,329,874	35,122,525	35,378,080	35,753,306
- National Treasury	-	-	116,773	-	116,773	117,484	67,642
- BNDES	428,675	1,468,709	3,196,574	7,124,721	12,218,679	12,684,433	13,478,637
- CEF	1,786	8,183	9,820	40,962	60,751	63,537	71,151
- FINAME	2,200,047	2,918,502	3,442,330	14,163,607	22,724,486	22,510,794	22,135,245
- Other institutions	-	1,252	-	584	1,836	1,832	631
Abroad	124,399	-	-	-	124,399	131,540	64,292
Overall total on September 30, 2012	2,754,907	4,396,646	6,765,497	21,329,874	35,246,924
%	7.8	12.5	19.2	60.5	100.0
Overall total on June 30, 2012	1,295,623	5,137,474	6,681,971	22,394,552		35,509,620
%	3.6	14.5	18.8	63.1		100.0
Overall total on September 30, 2011	1,333,212	4,775,497	5,665,254	24,043,635			35,817,598
%	3.8	13.3	15.8	67.1			100.0

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Notes to the Consolidated Financial Statements

     c) Borrowing and onlending expenses

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Borrowing:
- In Brazil	4,424	6,521	11,498	1,675
- Abroad	32,116	42,135	107,440	73,470
Subtotal borrowing	36,540	48,656	118,938	75,145
Onlending in Brazil:
- National Treasury	2,013	390	2,618	986
- BNDES	197,149	202,416	608,468	569,978
- CEF	1,095	1,176	3,598	4,552
- FINAME	276,201	339,162	918,776	772,420
- Other institutions	136	17	162	16
Onlending abroad:
- Payables to foreign bankers (Note 11a)	64,951	646,786	1,034,502	1,099,189
- Other expenses with foreign onlending	168,958	3,251,134	2,573,891	3,395,227
- Exchange variation from investments abroad	(81,845)	(1,705,109)	(1,356,499)	(2,434,428)
Subtotal onlending	628,658	2,735,972	3,785,516	3,407,940
Total	665,198	2,784,628	3,904,454	3,483,085

18)      PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES - TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements; however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2,445/88 and 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations - tax and social security

The Bradesco Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management set provisions based on the opinion of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuit.

           Liability related to litigation is held until a definitive successful outcome to the lawsuit, represented by favorable judicial decisions, with no further appeals or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

               I -   Labor claims

These are claims brought by former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract so claims filed by former employees are not material.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on the financial position.

Note that a significant number of legal claims pleading the incidence of inflation rates, which were excluded from inflation adjustments on savings account balances due to economic plans, were part of federal government’s economic policy to reduce inflation. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and the evaluation of the perspective of the loss, considering the current judicial decision of the Superior Court of Justice (STJ).

Two points are worth noting regarding disputes relating to economic plans: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as legal new claims cannot be made; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up until a final decision issued by the court.

             III -   Legal obligations - provision for tax risks

The Bradesco Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel.

The main issues are:

-   Cofins - R$7,450,590 thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers - R$1,100,748 thousand: questions the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91,as new wording in Law 9,876/99;

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Notes to the Consolidated Financial Statements

-   IRPJ/Loan Losses - R$762,590 thousand: are requested to be deducted from income tax and social contributions payable (IRPJ and CSLL, respectively), total or partial amounts of actual and definite loan losses upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL - Deductibility on IRPJ calculation basis - R$673,782 thousand: income tax calculated and paid for 1997 and subsequent years , excluding CSLL in the calculation, under Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-    PIS - R$300,310 thousand: request authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4,506/64, excluding interest income.

     IV - Provisions by nature

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Labor claims	2,459,580	2,427,101	2,254,882
Civil claims	3,609,648	3,499,173	3,123,697
Subtotal (1)	6,069,228	5,926,274	5,378,579
Provision for tax risks (2)	14,061,296	13,609,925	11,641,721
Total	20,130,524	19,536,199	17,020,300

(1)  Note 20b; and

(2)  Classified under “Other liabilities - tax and social security” (Note 20a).

     V - Changes in provisions

	R$ thousand
	2012
	Labor	Civil	Tax (1)
Balance on December 31, 2011	2,315,859	3,345,225	12,463,489
Adjustment for inflation	197,802	320,765	658,356
Provisions, net of reversals and write-offs	388,121	317,823	963,861
Payments	(442,202)	(374,165)	(24,410)
Balance on September 30, 2012	2,459,580	3,609,648	14,061,296

(1)  Mainly include legal liabilities.

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Notes to the Consolidated Financial Statements

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,102,267 thousand which discusses the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2009 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$709,665 thousand; and c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$295,717 thousand.

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Notes to the Consolidated Financial Statements

 19) SUBORDINATED DEBT

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.) or
2012 (1)	5	1,419,126	R$	IPCA + (7.1019% p.a.- 7.632% p.a.)	2,411,641	2,358,911	2,631,102
				100.0% of CDI rate + (0.3440% p.a.- 1.0817% p.a.) or
2013	5	575,000	R$	IPCA + (7.74% p.a.- 8.1863% p.a.)	950,695	929,156	856,275
2014	6	1,000,000	R$	112.0% of CDI rate	1,525,232	1,493,171	1,378,507
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108% to 112.0% of CDI rate	1,952,563	1,893,044	1,713,963
2016	6	500	R$	IPCA + 7.1292% p.a.	707	686	627
				100.0% of CDI rate + 0.87% p.a.
2012 (2)	10	228,029	R$	101.5% of CDI rate	908,369	889,422	1,968,839
2019	10	20,000	R$	IPCA + (7.76% p.a.)	30,074	29,154	26,485
Financial bills:
2012 (3)	5	-	R$	103.0% of CDI rate	-	-	1,594,863
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				100% fixed rate + 13.0949% p.a.
2016	6	102,018	R$	108% to 110.0% of CDI rate	127,333	124,106	113,845
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017 (4)	6	8,630,999	R$	104% to 112.5% of CDI rate	9,038,822	9,443,896	8,430,435
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.2109% p.a.- 6.2626% p.a.)
				IPCA + (4.2011% p.a.- 6.2822% p.a.)
				100% fixed rate + (9.8108% p.a.- 12.1754% p.a.)

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
2018 (5)	6	8,108,437	R$	105% to 112% of CDI rate	8,360,073	7,820,813	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	54,018	52,390	47,679
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	165,296	158,499	143,904
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a.	63,936	60,553	55,207
				IPCA + (4.4144% p.a.- 6.1757% p.a.)
				Fixed rate 10.1304% p.a.- 11.7550% p.a.
2019 (6)	7	82,919	R$	110.5% to 111.0% of CDI rate	85,857	56,223	-
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate + 13.3381% p.a.	14,598	14,146	8,691
				IGP-M rate + 5.5341% p.a.
				IPCA + (4.6595% p.a.- 6.1386% p.a.)
				Fixed rate of 11.1291% p.a.- 11.8661% p.a.
2020	8	22,055	R$	110.75% of CDI rate	23,711	21,838	-
2021	9	7,000	R$	111.0% of CDI rate	7,151	7,003	-
2012	10			100% to 101.5% of CDI rate	-	-	591,046
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				100% fixed rate + 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	21,419	20,778	4,289
				IGP-M rate + (3.9270% p.a.- 4.1239% p.a.)
				IPCA + (4.5564% p.a.- 6.0358% p.a.)
				Fixed rate of 10.3587% p.a.- 12.4377% p.a.
2022 (7)	10	42,485	R$	110% to 111.25% of CDI rate	43,634	26,840	-
CDB pegged to loans:
2012 to 2016	2 to 5	6,413	R$	100% of CDI rate	7,059	7,339	8,314
Subtotal in Brazil					25,792,188	25,407,968	19,574,071

176	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

					R$ thousand
					2012		2011
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	September 30	June 30	September 30
Abroad:
2011 (8)	10	-	US$	Rate of 10.25% p.a.	-	-	286,456
2012 (3)	10	-	Yen	Rate of 4.05% p.a.	-	-	429,055
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,053,162	1,026,023	925,636
2014	10	801,927	Euro	Rate of 8.00% p.a.	607,785	584,342	579,880
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,574,921	1,542,126	1,426,703
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,280,021	3,313,162	2,988,211
2022 (9)	11	1,886,720	US$	Rate of 5.75% p.a.	2,237,638	2,259,148	-
Issuance costs on funding					(38,974)	(41,648)	(29,552)
Subtotal abroad					8,714,553	8,683,153	6,606,389
Overall total					34,506,741	34,091,121	26,180,460

(1)  Early settlement of subordinated debt amounting to R$461.505 thousand in February 2012;

(2)  Early settlement of subordinated debt amounting to R$1,065,699 thousand in February 2012, and subordinated debt operations amounting to R$570,470 thousand, that matured in March 2012;

(3)  Subordinated debt operations that matured in April 2012;

(4)  Issue of financial bills, of which were issued as follows: (i) R$27,250 thousand in October 2011; (ii) R$260,442 thousand in November 2011; and (iii) R$95,986 thousand in December 2011, maturing in 2017;

(5)  Issue of financial bills, of which were issued as follows: (i) R$362,979 thousand in January 2012; (ii) R$2,030,486 thousand in February 2012; (iii) R$859,438 thousand in March 2012; (iv) R$789,635 thousand in April 2012; (v) R$3,926,706 thousand in May 2012; (vi) R$16,008 thousand in June 2012; (vii) R$56,300 thousand in July 2012; (viii) R$30,060 thousand in August 2012; and (ix) R$36,825 thousand in September 2012, maturing in 2018;

(6)  Issue of financial bills, of which were issued as follows: (i) R$23,633 thousand in July 2012; and (ii) R$4,025 thousand in August 2012, maturing in 2019;

(7)  Issue of financial bills, of which were issued as follows: (i) R$8,000 thousand in July 2012; and (ii) R$7,223 thousand in August 2012, maturing in 2022;

(8)  Subordinated debt operations that matured in December 2011; and

(9)  In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, maturing in January 2022.

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20) OTHER LIABILITIES

      a) Tax and social security

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Provision for tax risk (Note 18b IV)	14,061,296	13,609,925	11,641,721
Provision for deferred income tax (Note 34f)	7,276,170	7,532,884	5,147,014
Taxes and contributions on profit payable	3,676,197	2,610,252	2,527,811
Taxes and contributions payable	1,043,268	1,086,010	847,634
Total	26,056,931	24,839,071	20,164,180

     b) Sundry

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Credit card operations	12,731,148	12,149,223	11,151,857
Provision for payments	5,142,469	4,500,664	4,476,922
Civil and labor provisions (Note 18b IV)	6,069,228	5,926,274	5,378,579
Sundry creditors	3,920,112	3,409,162	2,966,476
Liabilities for acquisition of assets and rights	1,869,645	1,947,510	1,067,891
Liabilities for official agreements	329,603	299,038	286,043
Other	1,565,162	1,314,889	1,218,476
Total	31,627,367	29,546,760	26,546,244

178	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

 21) INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

      a) Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2) (3)			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Current and long-term liabilities
Mathematical reserve for unvested benefits	814,580	627,589	699,696	87,108,269	84,005,788	71,786,074	-	-	-	87,922,849	84,633,377	72,485,770
Mathematical reserve for vested benefits	170,036	143,756	137,157	5,867,678	5,660,877	5,279,332	-	-	-	6,037,714	5,804,633	5,416,489
Mathematical reserve for redemptions	-	-	-	-	-	-	4,447,917	4,196,721	3,632,751	4,447,917	4,196,721	3,632,751
Reserve for claims incurred but not reported (IBNR)	1,364,104	1,154,261	986,690	906,594	867,054	736,552	-	-	-	2,270,698	2,021,315	1,723,242
Unearned premium reserve	2,207,390	2,099,448	1,962,905	173,046	168,472	137,622	-	-	-	2,380,436	2,267,920	2,100,527
Contribution deficiency reserve (4)	-	-	-	4,995,905	3,805,376	3,632,135	-	-	-	4,995,905	3,805,376	3,632,135
Reserve for unsettled claims	2,839,064	2,903,036	2,464,992	1,029,862	1,029,881	938,355	-	-	-	3,868,926	3,932,917	3,403,347
Reserve for risk fluctuation	-	-	-	150,510	607,032	625,230	-	-	-	150,510	607,032	625,230
Premium deficiency reserve	-	-	-	480,070	404,326	539,990	-	-	-	480,070	404,326	539,990
Reserve for financial surplus	-	-	-	383,858	392,748	374,898	-	-	-	383,858	392,748	374,898
Reserve for draws and redemptions	-	-	-	-	-	-	541,309	514,849	528,834	541,309	514,849	528,834
Reserve for administrative expenses	-	-	-	118,665	102,200	100,020	165,613	164,395	158,714	284,278	266,595	258,734
Provision for contingencies	-	-	-	-	-	-	9,697	9,565	8,263	9,697	9,565	8,263
Other reserves (5)	2,822,711	1,776,723	1,730,280	1,210,576	1,155,007	638,281	-	-	-	4,033,287	2,931,730	2,368,561
Total reserves	10,217,885	8,704,813	7,981,720	102,425,033	98,198,761	84,788,489	5,164,536	4,885,530	4,328,562	117,807,454	111,789,104	97,098,771

(1)  “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio to cover the differences of future premium adjustments and those required for the portfolio technical balance;

(2)  Includes personal insurance and pension plans;

(3)  “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to be settled,” and “Reserve for benefits to be settled,” “Additional premiums reserve;”

(4)  The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, 1.5% p.a. improvement, considering males separated from females, who have a longer life expectancy, and an interest rate of 3.5% p.a. (4.0% p.a. on June 30, 2012 and 4.0% p.a. on September 30, 2011). For disability plans, the provision is also actuarially calculated according to the biometric AT-49 male table and the 3.5% p.a. interest rate (June 30, 2012 - 4.0% p.a. and September 30, 2011 - 4.0% p.a.); and

(5)  Based on technical and actuarial studies, the discount rate of reserves for unvested and vested benefits and other reserves was adjusted so as to reflect the current scenario.

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Notes to the Consolidated Financial Statements

 b) Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Health	5,528,534	4,180,157	3,990,822	-	-	-	-	-	-	5,528,534	4,180,157	3,990,822
Auto/RCF	2,775,797	2,682,107	2,414,945	-	-	-	-	-	-	2,775,797	2,682,107	2,414,945
DPVAT/Retrocession	163,975	163,478	120,669	362,199	360,474	293,003	-	-	-	526,174	523,952	413,672
Life	17,247	15,824	17,462	4,630,786	4,333,314	3,763,638	-	-	-	4,648,033	4,349,138	3,781,100
Basic lines	1,732,332	1,663,247	1,437,822	-	-	-	-	-	-	1,732,332	1,663,247	1,437,822
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	16,987,593	16,092,687	14,429,373	-	-	-	16,987,593	16,092,687	14,429,373
Long-Term Life Insurance - VGBL - to be granted	-	-	-	60,236,676	58,259,616	48,058,675	-	-	-	60,236,676	58,259,616	48,058,675
Pension plans	-	-	-	20,207,779	19,152,670	18,243,800	-	-	-	20,207,779	19,152,670	18,243,800
Capitalization bonds	-	-	-	-	-	-	5,164,536	4,885,530	4,328,562	5,164,536	4,885,530	4,328,562
Total technical reserves	10,217,885	8,704,813	7,981,720	102,425,033	98,198,761	84,788,489	5,164,536	4,885,530	4,328,562	117,807,454	111,789,104	97,098,771

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Notes to the Consolidated Financial Statements

 c) Guarantees for technical reserves

	R$ thousand
	Insurance			Life and pension plans			Capitalization bonds			Total
	2012		2011	2012		2011	2012		2011	2012		2011
	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30
Total technical reserves	10,217,885	8,704,813	7,981,720	102,425,033	98,198,761	84,788,489	5,164,536	4,885,530	4,328,562	117,807,454	111,789,104	97,098,771
(-) Portion corresponding to contracted reinsurance	(853,813)	(847,453)	(660,851)	(11,604)	(9,185)	(8,102)	-	-	-	(865,417)	(856,638)	(668,953)
(-) Deposits retained at IRB and court deposits	(23,614)	(18,500)	(22,620)	(60,668)	(62,887)	(71,664)	-	-	-	(84,282)	(81,387)	(94,284)
(-) Receivables	(863,821)	(906,533)	(787,025)	-	-	-	-	-	-	(863,821)	(906,533)	(787,025)
(-) Reserves from DPVAT agreements	(157,280)	(156,554)	(113,638)	(358,842)	(357,185)	(289,453)	-	-	-	(516,122)	(513,739)	(403,091)
To be insured	8,319,357	6,775,773	6,397,586	101,993,919	97,769,504	84,419,270	5,164,536	4,885,530	4,328,562	115,477,812	109,430,807	95,145,418
Investment fund quotas (VGBL and PGBL)	-	-	-	77,224,269	74,352,303	62,488,048	-	-	-	77,224,269	74,352,303	62,488,048
Investment fund quotas (excluding VGBL and PGBL)	3,253,651	7,030,957	6,639,552	13,669,265	16,794,830	15,713,558	3,392,262	4,463,478	3,980,085	20,315,178	28,289,265	26,333,195
Government securities	5,460,538	-	-	9,619,474	4,968,760	4,573,592	1,513,166	-	-	16,593,178	4,968,760	4,573,592
Private securities	102,836	39,774	45,142	221,369	598,425	564,466	108,843	238,504	215,943	433,048	876,703	825,551
Shares	3,775	3,248	2,593	1,444,057	1,254,973	1,267,064	300,307	273,589	332,571	1,748,139	1,531,810	1,602,228
Total guarantees of technical reserves	8,820,800	7,073,979	6,687,287	102,178,434	97,969,291	84,606,728	5,314,578	4,975,571	4,528,599	116,313,812	110,018,841	95,822,614

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Notes to the Consolidated Financial Statements

    d) Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Written premiums	5,193,551	4,902,162	14,719,264	12,633,498
Pension plan contributions (including VGBL)	3,987,647	5,815,679	13,893,650	11,858,395
Capitalization bond income	1,013,696	936,303	2,745,492	2,248,866
Granted coinsurance premiums	(56,278)	(53,085)	(169,717)	(139,074)
Refunded premiums	(34,512)	(30,854)	(96,827)	(103,766)
Net written premiums	10,104,104	11,570,205	31,091,862	26,497,919
Reinsurance premiums	(74,980)	(78,048)	(221,847)	(191,950)
Insurance, pension plan and capitalization bond retained premiums	10,029,124	11,492,157	30,870,015	26,305,969

22) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Banco Bradesco BBI S.A.	122,411	120,690	114,442
Other (1)	463,662	466,205	498,998
Total	586,073	586,895	613,440

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)

     a) Capital stock in number of shares

         Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2012		2011
	September 30	June 30	September 30
Common shares	1,912,397,390	1,912,397,390	1,912,397,390
Preferred shares	1,912,397,191	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581	3,824,794,581
Treasury (common shares)	(2,635,100)	(2,559,000)	(2,487,000)
Treasury (preferred shares)	(4,786,700)	(4,466,400)	(4,466,400)
Total outstanding shares	3,817,372,781	3,817,769,181	3,817,841,181

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(148,100)	(320,300)	(468,400)
Number of outstanding shares as of September 30, 2012	1,909,762,290	1,907,610,491	3,817,372,781

182	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and an additional ten percent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, amended by Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporate Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity limited to the variation in the Federal Government Long-Term Interest Rates (TJLP), subject to available profits before deductions, or transfer to retained earnings or profit reserves for the amounts equivalent or greater than twice its value.

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ meeting held on December 12, 2011 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2011, for the amount of R$2,309,800 thousand, at R$0.576206221 (net of 15% withholding income tax - R$0.489775288) per common share and R$0.633826844 (net of 15% withholding income tax - R$0.538752817) per preferred share, which was paid on March 8, 2012.

The Board of Directors’ meeting held on February 10, 2012 approved the Board of Executive Officers’ proposal to pay shareholders dividends in addition to interest on shareholders' equity and dividends for 2011, for the amount of R$151,291 thousand, at R$0.037741866 per common share and R$0.041516054 per preferred share, which was paid on March 8, 2012.

The Board of Directors’ Meeting held on March 7, 2012 approved the Board of Executive Officers’ proposal to increase the value of monthly dividends by 10%, paid in advance to shareholders, under the Monthly Compensation Methodology, from R$0.014541175 to R$0.015995293 for common shares, and from R$0.015995293 to R$0.017594822 for preferred shares, effective from dividends relating to April 2012 which were paid as of May 2, 2012.

The Board of Directors’ Meeting held on June 20, 2012 approved the Board of Executive Officers’ proposal to pay Company’s shareholders monthly interest on shareholders’ equity, replacing monthly dividends. Shareholders now receive R$0.018817992 (net of 15% withholding income tax - R$0.015995293) per common share and R$0.020699791 (net of 15% withholding income tax - R$0.017594822) per preferred share, in effect from July 2012, to be paid as of August 1, 2012.

The Board of Directors’ meeting held on June 27, 2012 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2012, for the amount of R$754,300 thousand, at R$0.188184678 (net of 15% withholding income tax - R$0.159956976) per common share and R$0.207003146 (net of 15% withholding income tax - R$0.175952674) per preferred share, which was paid on July 18, 2012.

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Notes to the Consolidated Financial Statements

       Interest on shareholders equity and dividends related to the nine-month period ended September 30, 2012 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	8,487,881
(-) Legal reserve	(424,394)
Adjusted calculation basis	8,063,487
Supplementary and interim interest on shareholders’ equity (gross), paid and/or provisioned	2,556,170
Withholding income tax on interest on shareholders’ equity	(383,425)
Interest on shareholders’ equity (net)	2,172,745
Monthly dividends paid	367,208
Interest on shareholders’ equity (net) and dividends on September 30, 2012 YTD	2,539,953	31.50
Interest on shareholders’ equity (net) and dividends on September 30, 2011 YTD	2,484,549	31.50

(1)  Percentage of interest on shareholders’ equity/dividends after adjustments.

     Interest on shareholders equity and dividends were paid or recorded in provision, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid / recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid / recorded in provision
	Common shares	Preferred shares
Supplementary interest on shareholders’ equity paid	0.432246	0.475471	1,733,863	260,079	1,473,784
Interim interest on shareholders’ equity paid	0.155521	0.171073	624,200	93,630	530,570
Monthly dividends paid	0.120295	0.132325	480,195	-	480,195
Total on September 30, 2011 YTD	0.708062	0.778869	2,838,258	353,709	2,484,549
Supplementary interest on shareholders’ equity provisioned	0.392709	0.431980	1,575,583	236,337	1,339,246
Interim interest on shareholders’ equity paid (1)	0.188185	0.207003	754,300	113,145	641,155
Interest on shareholders’ equity paid	0.056454	0.062099	226,287	33,943	192,344
Monthly dividends paid	0.091610	0.100770	367,208	-	367,208
Total on September 30, 2012 YTD	0.728958	0.801852	2,923,378	383,425	2,539,953

(1)     Paid on July 18, 2012.

d)   Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized a share buyback of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 are preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. It was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share buyback term based on the same previous conditions. It was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved to renew the term for the share buyback, based on the same previous conditions. It was valid up to June 23, 2012. The Board of Directors’ meeting held on June 21, 2012 resolved to renew the term for the share buyback, based on the same previous conditions. It is valid until December 25, 2012.

A total of 2,635,100 common shares and 4,786,700 preferred shares had been acquired, totaling R$197,301 thousand up to September 30, 2012, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.41203 and R$27.14350, respectively, and R$26.20576, R$27.22915 and R$33.12855 per preferred share, respectively. The market value was R$26.69 per common share and R$32.57 per preferred share at September 30, 2012.

184	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

 24) FEE AND COMMISSION INCOME

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Credit card income	1,456,609	1,383,914	4,174,354	3,527,066
Checking account	825,581	804,934	2,378,496	2,038,644
Asset management	561,501	534,646	1,622,241	1,450,812
Loans	540,080	527,226	1,571,860	1,477,893
Collections	337,922	322,346	973,725	893,179
Consortium management	159,215	149,579	452,406	389,073
Custody and brokerage services	122,448	119,408	358,783	318,066
Underwriting / financial advisory services	94,033	115,198	318,301	208,947
Payments	79,626	79,809	237,619	231,331
Other	154,529	137,020	413,128	280,710
Total	4,331,544	4,174,080	12,500,913	10,815,721

25)      PAYROLL AND RELATED BENEFITS

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Payroll	1,464,803	1,401,945	4,220,312	3,668,231
Benefits	637,108	616,593	1,839,552	1,585,476
Social security charges	555,780	535,554	1,600,244	1,377,667
Employee profit sharing	256,433	264,504	786,258	662,404
Provision for labor claims (1)	167,134	188,047	497,827	1,017,048
Training	37,620	40,634	100,219	108,268
Total	3,118,878	3,047,277	9,044,412	8,419,094

(1) Includes the improved calculation methodology, in the amount of R$500,185 thousand, on September 30 YTD.

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Notes to the Consolidated Financial Statements

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Outsourced services	896,884	832,281	2,561,582	2,649,019
Communication	416,444	415,221	1,241,179	1,176,619
Depreciation and amortization	403,267	401,976	1,203,717	1,063,488
Data processing	277,484	267,944	807,632	691,211
Advertising and marketing	208,268	162,191	522,969	607,001
Transport	214,615	214,702	641,641	560,319
Rental	191,955	195,702	570,172	489,756
Asset maintenance	148,196	145,141	438,953	400,039
Financial system services	161,728	162,944	488,069	364,733
Supplies	75,368	76,576	243,826	281,172
Security and surveillance	111,999	104,772	317,011	239,520
Water, electricity and gas	57,933	64,942	188,344	168,338
Travel	34,050	33,566	100,542	112,751
Other	248,950	243,923	733,871	639,955
Total	3,447,141	3,321,881	10,059,508	9,443,921

27)      TAX EXPENSES

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Contribution for Social Security Financing (Cofins)	711,418	536,793	1,984,023	1,678,345
Social Integration Program (PIS) contribution	120,318	91,354	335,307	304,744
Tax on Services (ISS)	121,165	115,548	346,053	302,461
Municipal Real Estate Tax (IPTU) expenses	9,877	10,238	39,834	34,421
Other	58,325	59,362	251,558	298,688
Total	1,021,103	813,295	2,956,775	2,618,659

28)      OTHER OPERATING INCOME

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other interest income	358,191	400,701	1,191,005	784,600
Reversal of other operating provisions (1)	134,768	84,177	331,522	2,394,426
Gains on sale of goods	17,895	18,384	51,270	34,035
Revenues from recovery of charges and expenses	20,297	17,961	143,802	171,167
Other (2)	269,891	245,977	736,399	3,877,364
Total	801,042	767,200	2,453,998	7,261,592

(1)   Includes (i) reversal of provision for tax risks, for the amount of R$2,911,634 thousand, and (ii) tax provision, for the amount of R$785,920 thousand on September 30, 2011 YTD; and

(2)   Includes revenue from deductible tax to offset for the amount of R$2,911,634 thousand on September 30, 2011 YTD.

186	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

29)      OTHER OPERATING EXPENSES

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Other finance costs	951,479	950,172	2,813,589	2,086,374
Sundry losses	395,350	398,236	1,138,484	986,565
Commissions on loans and financing	289,715	271,208	747,179	343,226
Discount granted	251,808	262,491	751,206	603,778
Intangible assets amortization	230,065	204,934	625,436	519,241
Goodwill amortization (Note 15a)	66,944	66,945	199,674	198,481
Other (1)	253,157	232,530	922,962	4,585,196
Total	2,438,518	2,386,516	7,198,530	9,322,861

(1)   The third quarter of 2012 includes provision for civil contingencies - economic plans – amounting to R$51,856 thousand (R$56,878 thousand in the second quarter of 2012); the first nine months of 2012 - R$194,901 thousand and the first nine months of 2011 include (i) provision for civil contingency - economic plans - R$232,419 thousand, (ii) impairment expenses, and (iii) provision for tax risks - R$2,911,634 thousand.

30)      NON-OPERATING INCOME (LOSS)

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Gain/loss on sale and write-off of assets and investments (1)	(52,013)	(41,645)	(119,454)	(127,796)
Recording/reversal of non-operating provisions	(57,176)	(75,334)	(127,760)	(21,198)
Others	9,840	17,379	35,629	29,243
Total	(99,349)	(99,600)	(211,585)	(119,751)

(1)  Including: income from the sale of Cetip shares on September 30, 2012 YTD for R$29,205 thousand; and income from the partial sale of IBI Promotora de Vendas Ltda. shares on September 30, 2011 YTD for R$55,356 thousand.

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Notes to the Consolidated Financial Statements

 31) RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a) Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	R$ thousand
	2012		2011	2012			2011
	September 30	June 30	September 30	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(505,457)	(497,097)	(550,921)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(372,268)	(366,111)	(405,752)	-	-	-	-
Fundação Bradesco	(133,189)	(130,986)	(145,169)	-	-	-	-
Demand deposits/Savings accounts:	(18,969)	(18,130)	(17,948)	(116)	(103)	(342)	(389)
Fundação Bradesco	(121)	(197)	(241)	-	-	-	-
BBD Participações S.A.	(6)	(9)	(4)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(3)	(3)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(3)	(5)	(21)	-	-	-	-
Key Management Personnel	(18,836)	(17,916)	(17,681)	(116)	(103)	(342)	(389)
Time deposits:	(169,878)	(154,020)	(162,716)	(2,408)	(2,603)	(8,453)	(11,338)
Cidade de Deus Companhia Comercial de Participações	(30,042)	(24,302)	(13,725)	(141)	(19)	(171)	(63)
Key Management Personnel	(139,836)	(129,718)	(148,991)	(2,267)	(2,584)	(8,282)	(11,275)
Federal funds purchased and securities sold under agreements to repurchase:	(249,182)	(268,568)	(270,684)	(5,138)	(5,814)	(17,819)	(23,533)
Key Management Personnel	(249,182)	(268,568)	(270,684)	(5,138)	(5,814)	(17,819)	(23,533)
Funds from issuance of securities:	(394,679)	(398,177)	(322,236)	(7,017)	(8,956)	(23,896)	(21,642)
Key Management Personnel	(394,679)	(398,177)	(322,236)	(7,017)	(8,956)	(23,896)	(21,642)
Rental of branches:	-	-	-	(326)	(325)	(977)	(383)
Fundação Bradesco	-	-	-	(326)	(325)	(977)	(383)
Subordinated debts:	(15,621)	(15,324)	(58,584)	(298)	(318)	(2,171)	(13,627)
Cidade de Deus Companhia Comercial de Participações	-	-	(20,889)	-	-	(633)	(8,636)
Fundação Bradesco	(15,621)	(15,324)	(37,695)	(298)	(318)	(1,538)	(4,991)

188	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

 a) Compensation for key Management personnel

Each year, the Annual Shareholders Meeting approves:

• The annual overall amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

• The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

   For 2012, the maximum amount of R$344,400 thousand was set for Management compensation and R$334,000 thousand to finance defined contribution pension plans.

   Short-term Management benefits

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Salaries	82,398	79,671	255,424	210,652
INSS contributions	18,439	17,866	57,269	47,186
Total	100,837	97,537	312,693	257,838

Post-employment benefits

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Defined contribution supplementary pension plans	80,559	80,108	218,694	179,418
Total	80,559	80,108	218,694	179,418

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    Under current law, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

    Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

Bradesco	189

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Notes to the Consolidated Financial Statements

 II) Shareholding

     Together, Members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	2012		2011
	September 30	June 30	September 30
● Common shares	0.73%	0.74%	0.74%
● Preferred shares	1.01%	0.99%	1.03%
● Total shares (1)	0.87%	0.86%	0.89%

(1)   On September 30, 2012, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.02% of common shares, 1.06% of preferred shares and 2.04% of all shares.

32)      FINANCIAL INSTRUMENTS

a)      Risk management

Risk management is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business, whose processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization controls risk management in an integrated and independent manner, unifying policies, processes, criteria and methodologies to control risk through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies is approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty for their respective financial obligations under agreed terms, as well as to the reduction of the value of a loan agreement resulting from a deterioration of the borrower’s risk rating, reduced earnings or remuneration, the advantages in renegotiation, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from loans, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

190	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Notes to the Consolidated Financial Statements

Market risk is controlled for all of the Organization's companies in a corporate and centralized manner. All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans duly approved by the corporate governance structure.

Below is the statement of financial position by currency:

	R$ thousand
	2012				2011
	September 30			June 30	September 30
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	840,295,754	784,706,701	55,589,053	55,794,337	53,111,971
Funds available	12,943,991	7,079,424	5,864,567	4,676,339	4,352,206
Interbank investments	126,772,377	125,289,207	1,483,170	3,216,008	3,311,438
Securities and derivative financial instruments	319,537,253	307,707,992	11,829,261	11,162,326	9,057,385
Interbank and interdepartmental accounts	56,275,770	56,275,770	-	-
Loans and leasing	242,563,298	216,356,341	26,206,957	24,991,152	24,776,783
Other receivables and assets	82,203,065	71,997,967	10,205,098	11,748,512	11,614,159
Permanent assets	15,992,229	15,947,806	44,423	45,165	43,004
Investments	1,907,178	1,906,859	319	312
Premises and equipment and leased assets	4,499,596	4,482,975	16,621	17,302	15,256
Intangible assets	9,585,455	9,557,972	27,483	27,551	27,484
Total	856,287,983	800,654,507	55,633,476	55,839,502	53,154,975

Liabilities
Current and long-term liabilities	789,035,441	721,612,255	67,423,186	67,961,420	61,832,948
Deposits	212,869,601	188,664,854	24,204,747	26,985,653	23,820,905
Federal funds purchased and securities sold under agreements to repurchase	245,537,617	240,061,275	5,476,342	1,175,955	3,831,616
Funds from issuance of securities	53,810,212	39,813,086	13,997,126	12,384,041	8,151,341
Interbank and interdepartmental accounts	3,649,170	1,993,733	1,655,437	1,781,048	1,648,148
Borrowing and onlending	45,398,442	34,867,560	10,530,882	12,785,342	13,682,715
Derivative financial instruments	4,147,711	3,879,136	268,575	257,021	100,465
Technical reserve for insurance, pension plans and capitalization bonds	117,807,454	117,806,277	1,177	1,085	1,129
Other liabilities:
- Subordinated debt	34,506,741	25,792,188	8,714,553	8,683,153	6,606,389
- Other	71,308,493	68,734,146	2,574,347	3,908,122	3,990,240
Deferred income	619,391	619,391	-	-
Non-controlling interests in subsidiaries	586,073	586,073	-	-
Shareholders’ equity	66,047,078	66,047,078	-	-
Total	856,287,983	788,864,797	67,423,186	67,961,420	61,832,948
Net position of assets and liabilities			(11,789,710)	(12,121,918)	(8,677,973)
Net position of derivatives (2)			(6,332,245)	(7,129,571)	(8,106,311)
Other net memorandum accounts (3)			198,472	(147,416)	(133,216)
Net exchange position (liability)			(17,923,483)	(19,398,905)	(16,917,500)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3)	Other commitments recorded in memorandum accounts.

Bradesco	191

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Notes to the Consolidated Financial Statements

VaR Internal Model - Trading Portfolio

Risk factors	R$ thousand
	2012		2011
	September 30	June 30	September 30
Fixed rates	127,015	120,806	35,157
Exchange coupon	16,737	19,751	23,252
Foreign currency	14,430	32,825	52,912
IGP-M/IPCA	117,583	101,845	101,671
Equities	9,497	24,247	19,999
Sovereign/Eurobonds and Treasuries	20,645	18,836	16,627
Other	3,536	9,576	4,648
Correlation/diversification effect	(88,704)	(81,852)	(102,226)
VaR (Value at Risk)	220,739	246,034	152,040

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the Institution's result, as Loans are held to maturity. Also, thanks to the Bradescos greater share in insurance and pension plan segments, most of its assets are adjusted for price indexes, linked to corresponding technical reserves.

192	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis - Trading and Banking Portfolios

		R$ thousand
		Trading and Banking portfolios (1)
		2012						2011
		September 30			June 30			September 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(13,466)	(2,725,809)	(5,278,555)	(8,822)	(1,830,479)	(3,540,762)	(4,749)	(1,362,030)	(2,554,838)
Price indexes	Exposure subject to variations in price index coupon rates	(18,997)	(1,787,571)	(3,222,822)	(12,238)	(1,261,830)	(2,323,495)	(10,663)	(1,353,094)	(2,449,531)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(763)	(69,951)	(131,006)	(1,030)	(96,445)	(180,994)	(155)	(14,607)	(28,723)
Foreign currency	Exposure subject to exchange variations	(3,742)	(93,553)	(187,106)	(5,378)	(134,442)	(268,884)	(14,785)	(369,634)	(739,268)
Equities	Exposure subject to variation in stock prices	(17,078)	(426,958)	(853,915)	(15,493)	(387,323)	(774,646)	(15,814)	(395,355)	(790,710)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,032)	(39,215)	(74,808)	(4,950)	(124,966)	(249,429)	(1,182)	(35,259)	(70,987)
Other	Exposure not classified in previous definitions	(62)	(1,560)	(3,120)	(99)	(2,502)	(5,004)	(24)	(588)	(1,176)
Total excluding correlation of risk factors		(55,140)	(5,144,617)	(9,751,332)	(48,010)	(3,837,987)	(7,343,214)	(47,372)	(3,530,567)	(6,635,233)
Total including correlation of risk factors		(32,238)	(4,049,217)	(7,654,738)	(28,009)	(3,021,183)	(5,765,838)	(31,478)	(2,685,283)	(5,012,448)

(1) Amounts net of tax.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization's results, is presented below. Note that results show the impact for each scenario on a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, we have an ongoing process of market risk management, which constantly looks for market dynamism to mitigate/minimize related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis - Trading Portfolio

		R$ thousand
		Trading portfolio (1)
		2012						2011
		September 30			June 30			September 30
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(3,947)	(759,846)	(1,485,438)	(1,786)	(366,463)	(707,358)	(679)	(179,733)	(342,539)
Price indexes	Exposure subject to variations in price index coupon rates	(2,505)	(242,361)	(461,637)	(1,870)	(186,281)	(360,669)	(1,792)	(226,537)	(439,604)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(735)	(66,978)	(125,370)	(939)	(88,703)	(166,028)	(24)	(2,413)	(4,706)
Foreign currency	Exposure subject to exchange variations	(6,960)	(174,006)	(348,012)	(9,745)	(243,627)	(487,254)	(10,618)	(265,441)	(530,883)
Equities	Exposure subject to variation in stock prices	(1,039)	(25,980)	(51,961)	(2,137)	(53,423)	(106,846)	(1,718)	(42,946)	(85,892)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,124)	(39,529)	(74,873)	(4,427)	(114,687)	(228,605)	(616)	(20,093)	(39,778)
Other	Exposure not classified in previous definitions	(26)	(658)	(1,317)	(89)	(2,251)	(4,502)	-	(1)	(3)
Total excluding correlation of risk factors		(16,336)	(1,309,358)	(2,548,608)	(20,993)	(1,055,435)	(2,061,262)	(15,447)	(737,164)	(1,443,405)
Total including correlation of risk factors		(9,433)	(949,418)	(1,846,745)	(11,711)	(660,095)	(1,281,204)	(11,512)	(515,113)	(1,004,878)

(1) Amounts net of tax.

194	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:

Based on market information (BM&FBovespa, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example, in the scenario applied to positions on September 28, 2012, the Real/Dollar exchange rate was R$2.05. The rate applied on the positions on September 28, 2012 was 7.51% p.a. for the 1-year fixed interest rate scenario;

Scenario 2:

25% stresses were determined based on market information. For instance, in the scenario applied to positions on September 28, 2012, the Real/Dollar exchange rate was R$2.53. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 28, 2012 was 9.38% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:

50% stresses were determined based on market information. For instance, in the scenario applied to positions on September 28, 2012, the Real/Dollar exchange rate was R$3.04. For the interest rate scenario, the 1-year fixed interest rate applied to positions on September 28, 2012 was 11.25% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of not having sufficient financial resources to enable the Organization to meet its commitments due to the mismatch of payments and receipts, considering different currencies and settlement terms of their rights and obligations.

The Organization has a liquidity policy that not only defines the minimum levels that must be observed, taking into account stress scenarios, but also in which type of financial instruments the resources must remain invested, as well as the business strategy to be triggered in case of need.

The liquidity risk is managed by daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. Positions are controlled and monitored centrally.

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Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	451,600,669	125,206,858	59,482,887	204,005,340	-	840,295,754
Funds available	12,943,991	-	-	-	-	12,943,991
Interbank investments	74,981,478	48,906,496	2,004,831	879,572	-	126,772,377
Securities and derivative financial instruments (1) (2)	250,712,714	4,497,404	10,536,465	53,790,670	-	319,537,253
Interbank and interdepartmental accounts	55,726,707	-	-	549,063	-	56,275,770
Loan and leasing	25,271,603	60,043,914	40,925,606	116,322,175	-	242,563,298
Other receivables and assets	31,964,176	11,759,044	6,015,985	32,463,860	-	82,203,065
Permanent assets	333,356	1,487,779	1,260,747	9,039,123	3,871,224	15,992,229
Investments	-	-	-	-	1,907,178	1,907,178
Premises and equipment and leased assets	56,360	281,786	338,143	3,422,949	400,358	4,499,596
Intangible assets	276,996	1,205,993	922,604	5,616,174	1,563,688	9,585,455
Total on September 30, 2012	451,934,025	126,694,637	60,743,634	213,044,463	3,871,224	856,287,983
Total on June 30, 2012	484,367,299	92,394,486	53,524,409	196,378,235	3,855,999	830,520,428
Total on September 30, 2011	373,356,347	126,441,623	46,098,100	173,899,336	2,493,962	722,289,368

Liabilities
Current and long-term liabilities	430,183,712	87,564,487	47,337,473	223,949,769	-	789,035,441
Deposits (3)	112,054,550	16,942,092	11,692,543	72,180,416	-	212,869,601
Federal funds purchased and securities sold under agreements to repurchase (2)	176,133,964	37,411,461	9,014,068	22,978,124	-	245,537,617
Funds from issuance of securities	1,434,426	13,208,215	13,722,106	25,445,465	-	53,810,212
Interbank and interdepartmental accounts	3,649,170	-	-	-	-	3,649,170
Borrowing and onlending	3,990,574	9,892,503	9,282,595	22,232,770	-	45,398,442
Derivative financial instruments	2,972,104	228,450	217,495	729,662	-	4,147,711
Technical reserves for insurance, pension plans and capitalization bonds (3)	88,790,165	3,050,901	1,338,662	24,627,726	-	117,807,454
Other liabilities:
- Subordinated debts	1,163,297	2,811,571	422,187	30,109,686	-	34,506,741
- Other	39,995,462	4,019,294	1,647,817	25,645,920	-	71,308,493
Deferred income	619,391	-	-	-	-	619,391
Non-controlling interests in subsidiaries	-	-	-	-	586,073	586,073
Shareholders’ equity	-	-	-	-	66,047,078	66,047,078
Total on September 30, 2012	430,803,103	87,564,487	47,337,473	223,949,769	66,633,151	856,287,983
Total on June 30, 2012	414,354,804	69,393,150	51,927,161	230,338,330	64,506,983	830,520,428
Total on September 30, 2011	345,689,490	47,545,877	41,277,499	233,420,961	54,355,541	722,289,368
Net assets on September 30, 2012 YTD	21,130,922	60,261,072	73,667,233	62,761,927	-	-
Net assets on June 30, 2012 YTD	70,012,495	93,013,831	94,611,079	60,650,984	-	-
Net assets on September 30, 2011 YTD	27,666,857	106,562,603	111,383,204	51,861,579	-	-

(1)	Investments in investment funds are classified as 1 to 30 days;
(2)	Repurchase agreements are classified according to the maturity of the operation; and
(3)	Demand and savings deposits and technical reserves for insurance, pension plans and capitalization bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operational Risk

Operational risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and reputational risk.

Operational risk management is essential to generate added value. Risk is controlled centrally through identification, measurement, mitigation plans and monitoring, on a consolidated basis and for each of the Organization's companies.

Among plans to mitigate operational risk, the most important is business continuity management, which consists of formal plans to be adopted during moments of crisis to guarantee the recovery and continuation of business as well as preventing loss.

Capital Management

The capital management process is performed to provide the conditions necessary to meet the Organization's strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and extent of the Organization's exposure to risks.

Under Bacen regulations, financial institutions must permanently maintain capital (Reference Shareholders Equity) consistent with the risks of their activities, represented by Required Reference Shareholders Equity(PRE). The PRE calculation considers, at least, the sum of credit risk, market risk and operating risk.

Adjusting to Reference Shareholders' Equity is done daily and aims to ensure that the Organization has a solid capital base to support development of activities and cope with risk, either in normal or in extreme market conditions, as well as meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

 The Capital Adequacy Ratio is shown below:

Calculation basis - Capital Adequacy Ratio	R$ thousand
	2012				2011
	September 30		June 30		September 30
	Financial	Economic- financial	Financial	Economic- financial	Financial	Economic- financial
Shareholders’ equity	66,047,078	66,047,078	63,920,088	63,920,088	53,742,101	53,742,101
Reduction of deferred assets - CMN Resolution 3,444/07	(130,667)	(218,299)	(139,872)	(223,833)	(182,700)	(259,744)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3,444/07	(2,150,068)	(2,150,068)	(1,865,419)	(1,865,419)	2,780,991	2,780,991
Non-controlling interests/other	186,345	586,073	187,211	586,895	181,619	613,440
Reference shareholders’ equity - Tier I	63,952,688	64,264,784	62,102,008	62,417,731	56,522,011	56,876,788
Total of gains/losses of adjustments to market value in available for sale and derivatives - CMN Resolution 3,444/07	2,150,068	2,150,068	1,865,419	1,865,419	(2,780,991)	(2,780,991)
Subordinated debt/other	24,842,348	24,842,348	26,025,344	26,025,344	14,844,275	14,844,275
Reference shareholders’ equity - Tier II	26,992,416	26,992,416	27,890,763	27,890,763	12,063,284	12,063,284
Total reference shareholders’ equity (Tier I + Tier II)	90,945,104	91,257,200	89,992,771	90,308,494	68,585,295	68,940,072
Deduction of instruments for funding - CMN Resolution 3,444/07	(108,080)	(108,080)	(107,052)	(107,052)	(99,269)	(134,078)
Reference shareholders’ equity (a)	90,837,024	91,149,120	89,885,719	90,201,442	68,486,026	68,805,994
Capital allocation (by risk)
- Credit risk	55,221,654	54,212,999	53,055,883	52,050,305	46,956,944	47,182,731
- Market risk	5,206,827	5,206,827	3,142,932	3,142,932	1,399,717	1,399,717
- Operational risk	2,543,272	3,431,636	2,543,458	3,312,555	2,004,420	2,810,237
Required reference shareholders’ equity (b)	62,971,753	62,851,462	58,742,273	58,505,792	50,361,081	51,392,685
Margin (a-b)	27,865,271	28,297,658	31,143,446	31,695,650	18,124,945	17,413,309
Risk-weighted assets (c)	572,470,483	571,376,930	534,020,665	531,870,834	457,828,008	467,206,228
Capital adequacy ratio (a/c)	15.87%	15.95%	16.83%	16.96%	14.96%	14.73%

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Notes to the Consolidated Financial Statements

b) Market value

    The book value, net of loss provisions on the main financial instruments is shown below:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In income statement			In shareholders’ equity
	2012		2012		2011	2012		2011
	September 30		September 30	June 30	September 30	September 30	June 30	September 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	319,537,253	322,021,950	8,887,562	8,140,573	2,594,692	2,484,697	2,221,338	4,403,399
- Adjustment of available-for-sale securities (Note 8 cII)			6,402,865	5,919,235	(1,808,707)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			2,484,697	2,221,338	4,403,399	2,484,697	2,221,338	4,403,399
Loan and leasing (Notes 2, 3g and 10) (1)	284,366,604	285,860,897	1,494,293	1,536,523	(431,366)	1,494,293	1,536,523	(431,366)
Investments (Notes 3j and 13) (2)	1,907,178	13,759,383	11,852,205	12,710,628	7,801,406	11,852,205	12,710,628	7,801,406
Treasury shares (Note 23d)	197,301	226,234	-	-	-	28,933	12,764	(2,293)
Time deposits (Notes 3n and 16a)	113,379,223	113,183,829	195,394	177,450	195,630	195,394	177,450	195,630
Funds from issuance of securities (Note 16c)	53,810,212	54,033,360	(223,148)	(263,296)	(186,038)	(223,148)	(263,296)	(186,038)
Borrowing and onlending (Notes 17a and 17b)	45,398,442	45,316,881	81,561	90,355	486,445	81,561	90,355	486,445
Subordinated debts (Note 19)	34,506,741	35,698,220	(1,191,479)	(848,547)	(1,404,075)	(1,191,479)	(848,547)	(1,404,075)
Unrealized gains excluding tax			21,096,388	21,543,686	9,056,694	14,722,456	15,637,215	10,863,108

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Essentially includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev, Serasa and Fleury) and other investments (BM&FBovespa).

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Notes to the Consolidated Financial Statements

Determination of the market value of financial instruments:

                  •  Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the end of the reporting period. If no quoted market price is available, estimate amounts are based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

                  •  Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are consistent with the market at the end of the reporting period; and

                  •  Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the prevailing market rates at the end of the reporting period.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and being invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Besides the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb). The actuarial obligations of the defined contribution and benefit plans are fully covered by the plan assets.

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsor both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do BEM (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do BEC - Cabec.

Pension plan assets are invested under the applicable legislation (government securities and private securities, listed company shares and real estate properties).

200	Report on Economic and Financial Analysis – September 2012

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Notes to the Consolidated Financial Statements

Bradesco's foreign branches and subsidiaries provide their employees and directors with a pension plan in accordance with standards set locally by the authorities so accumulating funds throughout the participant's career.

Expenses relating to contributions made in the nine-month period ended September 30, 2012 totaled R$409,748 thousand (R$334,789 thousand on September 30, 2012) and R$146,488 thousand in the third quarter of 2012 (R$146,186 thousand in the second quarter of 2012).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, whose expenses, including the aforementioned contributions, amounted to R$1,939,771 thousand in the nine-month period ended September 30, 2012 (R$1,693,744 thousand on September 30, 2011) and R$674,728 thousand in the third quarter of 2012 (R$657,227 thousand in the second quarter of 2012).

34) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Income before income tax and social contribution	4,254,891	2,898,213	11,749,742	10,953,283
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,701,956)	(1,159,285)	(4,699,897)	(4,381,313)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	17,836	7,444	41,347	36,293
Non-deductible expenses, net of non-taxable income	(150,893)	(101,732)	(371,007)	(270,598)
Interest on shareholders equity (2)	314,775	308,432	985,551	880,432
Other amounts (3)	148,017	895,945	836,205	1,197,917
Income tax and social contribution for the period	(1,372,221)	(49,196)	(3,207,801)	(2,537,269)

(1)	The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h);
(2)	Includes paid and payable interest on shareholders equity; and
(3)	Essentially includes the exchange variation on investments made abroad and bringing the effective social contribution rate to the 40% rate.

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Notes to the Consolidated Financial Statements

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2012			2011
	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD
Current taxes:
Income tax and social contribution payable	(1,841,419)	(1,883,074)	(6,294,774)	(6,185,463)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	574,874	1,798,374	3,259,001	3,962,088
Use of opening balances of:
Social contribution loss	(48,073)	34,075	(90,592)	(114,814)
Income tax loss	(11,149)	(8,003)	(116,802)	(261,526)
Recording/utilization in the period on:
Social contribution loss	(35,378)	22,979	12,322	21,098
Income tax loss	(11,076)	(13,547)	23,044	41,348
Total deferred taxes	469,198	1,833,878	3,086,973	3,648,194
Income tax and social contribution for the period	(1,372,221)	(49,196)	(3,207,801)	(2,537,269)

c) Origin of deductible tax from deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2011	Amount recorded	Amount realized	Balance on 9.30.2012	Balance on 6.30.2012	Balance on 9.30.2011
Allowance for loan losses	10,983,555	4,698,997	3,171,915	12,510,637	12,382,967	11,347,415
Civil provisions	1,284,877	263,229	147,557	1,400,549	1,351,121	1,238,166
Tax provisions	4,087,345	673,775	67,503	4,693,617	4,500,571	3,878,966
Labor provisions	915,778	277,819	221,396	972,201	959,945	892,908
Provision for devaluation of securities and investments	406,068	12,090	2,876	415,282	414,735	105,077
Provision for devaluation of foreclosed assets	93,539	91,376	65,177	119,738	104,501	96,324
Adjustment to market value of trading securities	16,195	111	3,694	12,612	14,857	20,398
Amortization of goodwill	411,617	1,367	59,178	353,806	372,692	768,601
Provision for interest on shareholders equity (1)	-	593,297	-	593,297	317,680	630,756
Other	1,191,621	849,542	463,306	1,577,857	1,655,653	1,317,345
Total deductible tax on temporary differences	19,390,595	7,461,603	4,202,602	22,649,596	22,074,722	20,295,956
Income tax and social contribution losses in Brazil and abroad	513,396	35,366	207,394	341,368	447,044	425,559
Subtotal (2)	19,903,991	7,496,969	4,409,996	22,990,964	22,521,766	20,721,515
Adjustment to fair value of available-for- sale securities (2)	841,421	226,354	668,961	398,814	443,244	793,056
Social contribution - Provisional Measure 2,158-35/01 (3)	144,643	-	3,801	140,842	140,842	144,643
Total deductible tax (Note 11b)	20,890,055	7,723,323	5,082,758	23,530,620	23,105,852	21,659,214
Deferred tax liabilities (Note 34f)	4,824,991	3,708,147	1,256,968	7,276,170	7,532,884	5,147,014
Tax credits net of deferred tax liabilities	16,065,064	4,015,176	3,825,790	16,254,450	15,572,968	16,512,200
- Percentage of net deductible tax on reference shareholders’ equity (Note 32a)	22.5%			17.8%	17.3%	24.0%
- Percentage of net tax credits over total assets	2.1%			1.9%	1.9%	2.3%

(1)	Deductible tax on interest on shareholders equity is recorded up to the authorized tax limit;
(2)	Deductible tax from companies in the financial and insurance sectors were recorded considering the increase in the social contribution rate, established by Law 11,727/08 (Note 3h); and
(3)	The amount of R$31,072 thousand is expected to be realized by the end of the year, which will be accounted when it will be effectively used (item d).

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Notes to the Consolidated Financial Statements

d) Expected realization of deductible tax on temporary differences, income tax and social contribution losses and deductible social contribution - Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	2,097,216	1,199,673	15,218	7,171	3,319,278
2013	4,563,430	2,678,567	35,573	26,038	7,303,608
2014	4,735,169	2,805,777	36,263	19,997	7,597,206
2015	1,528,085	880,880	40,582	31,211	2,480,758
2016	1,249,967	654,126	47,817	81,122	2,033,032
2017 (nine months)	159,710	96,996	292	84	257,082
Total	14,333,577	8,316,019	175,745	165,623	22,990,964

	R$ thousand
	Deductible social contribution - Provisional Measure 2,158-35
	2012	2013	2014	2015	2016	Total
Total	31,072	2,505	4,188	47,374	55,703	140,842

The projected realization of deductible taxes is an estimate and it is not directly related to the expected accounting income.

The present value of deductible taxes, calculated based on the average funding rate, net of tax effects, amounts to R$22,080,701 thousand (R$21,544,937 thousand on June 30, 2012 and R$19,642,629 thousand on September 30, 2011), of which R$21,633,221 thousand (R$20,999,136 thousand on June 30, 2012 and R$19,105,710 thousand on September 30, 2011) refers to temporary differences, R$316,968 thousand (R$416,172 thousand on June 30, 2012 and R$396,253 thousand on September 30, 2011) to income tax and social contribution losses and R$130,512 thousand (R$129,629 thousand on June 30, 2012 and R$140,666 thousand on September 30, 2011) of deductible social contribution, pursuant to Provisional Measure 2,158-35.

e) Unrecognized deductible tax

Deductible tax of R$1,466,070 thousand (R$1,478,186 thousand on June 30, 2012 and R$2,555 thousand on September 30, 2011) has not been recorded in the financial statements, and will be recorded when they meet with regulatory demands and/or present the probable prospects to be realized according to studies and analyses prepared by the Management and in accordance with Bacen regulations. The balance as at September 30, 2012 includes R$1,464,111 thousand (R$1,476,229 thousand on June 30, 2012), which refers to unrecorded deductible tax from the acquisition of Banco BERJ, which was consolidated from November 2011.

f) Deferred tax liabilities

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Mark-to-market adjustment of derivative financial instruments	3,299,822	3,312,670	555,675
Difference in depreciation	2,648,338	2,925,560	3,591,787
Judicial deposit and others	1,328,010	1,294,654	999,552
Total	7,276,170	7,532,884	5,147,014

The deferred tax liabilities of companies in the financial and insurance sector were established considering the increased social contribution rate, established by Law 11,727/08 (Note 3h).

Bradesco	203

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Notes to the Consolidated Financial Statements

35) OTHER INFORMATION

a) The Organization manages investment funds and portfolios with net assets of R$404,442,213 thousand as at September 30, 2012 (R$383,588,580 thousand on June 30, 2012 and R$319,451,263 thousand on September 30, 2011).

b) Consortia funds

	R$ thousand
	2012		2011
	September 30	June 30	September 30
Monthly estimate of funds receivable from consortium members	284,353	274,134	263,790
Contributions payable by the group	14,863,508	14,367,536	14,575,983
Consortium members - assets to be included	13,287,433	12,846,148	13,120,384
Credits available to consortium members	3,195,231	3,326,158	2,922,425

	In units
	2012		2011
	September 30	June 30	September 30
Number of groups managed	2,772	2,735	2,651
Number of active consortium members	706,752	676,087	548,097
Number of assets to be included	189,141	187,526	140,113

c) In the third quarter of 2012, Bacen amended and redefined the regulations relating to compulsory deposits on funds repayable on demand and in installments with the purpose of making flexible the collection of compulsory deposits and reducing financial intermediation costs, as well as stimulating the motorcycles sale. It showed the following effects:

Description	Previous regulation	Current regulation
Collection of compulsory deposits on funds repayable in installments

Bacen will remunerate the lesser of the following amounts:
I - liabilities minus deductions of up to 64%;
II - liabilities limited by the percentage of:

- 64% from June 22, 2012 to February 20, 2014;
- 73% from February 21, 2014 to April 24, 2014;
- 82% from April 25, 2014 to June 19, 2014; and
- 100% as from June 20, 2014.

Bacen now remunerates the lesser of the followingamounts:
I - liabilities minus deductions of up to 50%;
II - liabilities limited by the percentage of:
- 64% from June 22, 2012 to October 25, 2012;
- 50% from October 26, 2014 to February 20, 2014;
- 64% from February 21, 2014 to April 24, 2014;
- 73% from April 25, 2014 to June 19, 2014;
- 82% from June 20, 2014 to August 21, 2014; and
- 100% as of August 20, 2014.
Operations eligible for deduction in compulsory deposits on funds for vehicles financing	Balance of loan operations for financing and leasing of automobiles and light commercial vehicles.	Balance of loan operations for financing and leasing of motorcycles.
Additional rate on demand funds	- 6%	- reduced to 0%.
Collectible amount criteria	Collectible amount must be daily adjusted
based on the checks, the credit documents
and the billing slips due on the immediate
day after the collection or payment and that
demand transfer between bank reserve
	accounts of financial institutions.	This criterion was revoked.

d) As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued certain accounting pronouncements, their interpretations and orientations, which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

204	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Notes to the Consolidated Financial Statements

•    Resolution 3,566/08 - Impairment of Assets (CPC 01);

•    Resolution 3,604/08 - Statement of Cash Flows (CPC 03);

•    Resolution 3,750/09 - Related Party Disclosures (CPC 05);

•    Resolution 3,823/09 - Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•    Resolution 3,973/11 - Subsequent Events (CPC 24);

•    Resolution 3,989/11 - Share-based Payment (CPC 10);

•    Resolution 4,007/11 - Accounting Policies, Changes in Accounting Estimates and Errors (CPC 23); and

•    Resolution 4,144/12 - Basic Conceptual Pronouncement (R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be used prospectively or retrospectively

CMN Resolution 3,786/09 and Bacen Circular Letters 3,472/09 and 3,516/10 establishes that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, as from December 31, 2010, annually prepare and publish their consolidated financial statements in up to 90 days from the reference date December 31, prepared under the International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board (IASB).
As required by CMN Resolution, on March 30, 2012, Bradesco published its consolidated financial statements on its website for December 31, 2011 and 2010, in accordance with IFRS standards.
According to Management, reconciliations between net income and shareholders equity as of September 30, 2012 are consistent with those reconciliations as of December 31, 2011.

Bradesco	205

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Management Bodies

Reference Date: October 9, 2012

Board of Directors	Department Directors (continued)	Audit Committee
	Fernando Roncolato Pinho	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Frederico William Wolf	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Glaucimar Peticov	Romulo Nagib Lasmar
	Guilherme Muller Leal	Osvaldo Watanabe
Vice-Chairman	João Albino Winkelmann
Antônio Bornia	João Carlos Gomes da Silva	Compliance and Internal Control Committee
	Joel Antonio Scalabrini	Mário da Silveira Teixeira Júnior - Coordinator
Members	Jorge Pohlmann Nasser	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luis Elias	Milton Matsumoto
João Aguiar Alvarez	José Luiz Rodrigues Bueno	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	José Ramos Rocha Neto	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Júlio Alves Marques	Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme	Laércio Carlos de Araújo Filho	Clayton Camacho
Milton Matsumoto	Layette Lamartine Azevedo Júnior	Frederico William Wolf
Ricardo Espírito Santo Silva Salgado	Lúcio Rideki Takahama	Roberto Sobral Hollander
	Luiz Alves dos Santos	Rogério Pedro Câmara
Board of Executive Officers	Luiz Carlos Brandão Cavalcanti Junior
	Marcos Aparecido Galende	Executive Disclosure Committee
Executive Officers	Marcos Bader	Luiz Carlos Angelotti - Coordinator
	Marcos Daré	Julio de Siqueira Carvalho de Araujo
Chief Executive Officer	Marlene Morán Millan	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Nobuo Yamazaki	Marco Antonio Rossi
	Octavio Manoel Rodrigues de Barros	Alexandre da Silva Glüher
Executive Vice-Presidents	Paulo Aparecido dos Santos	Moacir Nachbar Junior
Julio de Siqueira Carvalho de Araujo	Paulo Faustino da Costa	Antonio José da Barbara
Domingos Figueiredo de Abreu	Roberto Sobral Hollander	Marcos Aparecido Galende
José Alcides Munhoz	Rogério Pedro Câmara	Paulo Faustino da Costa
Aurélio Conrado Boni	Waldemar Ruggiero Júnior	Haydewaldo R, Chamberlain da Costa
Sérgio Alexandre Figueiredo Clemente	Walkiria Schirrmeister Marquetti	Marcelo Santos Dall' Occo
Marco Antonio Rossi
	Directors	Ethical Conduct Committee
Managing Directors	Antonio Chinellato Neto	Milton Matsumoto - Coordinator
Candido Leonelli	Cláudio Borges Cassemiro	Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas	João Sabino	Julio de Siqueira Carvalho de Araujo
Alexandre da Silva Glüher	Osmar Roncolato Pinho	Domingos Figueiredo de Abreu
Alfredo Antônio Lima de Menezes	Paulo Manuel Taveira de Oliveira Ferreira	Marco Antonio Rossi
André Rodrigues Cano	Roberto de Jesus Paris	Alexandre da Silva Glüher
Josué Augusto Pancini	Vinicius José de Almeida Albernaz	André Rodrigues Cano
Luiz Carlos Angelotti		Josué Augusto Pancini
Marcelo de Araújo Noronha		Clayton Camacho
Nilton Pelegrino Nogueira	Regional Officers	Frederico William Wolf
	Alex Silva Braga	Glaucimar Peticov
Deputy Directors	Almir Rocha	José Luiz Rodrigues Bueno
Altair Antônio de Souza	Antonio Gualberto Diniz	Júlio Alves Marques
André Marcelo da Silva Prado	Antonio Piovesan	Rogério Pedro Câmara
Denise Pauli Pavarina	Carlos Alberto Alástico
Luiz Fernando Peres	Delvair Fidêncio de Lima	Integrated Risk Management and Capital Allocation Committee
Moacir Nachbar Junior	Francisco Aquilino Pontes Gadelha	Julio de Siqueira Carvalho de Araujo - Coordinator
Octávio de Lazari Júnior	Francisco Assis da Silveira Junior	Domingos Figueiredo de Abreu
	Geraldo Dias Pacheco	José Alcides Munhoz
Department Directors	João Alexandre Silva	Aurélio Conrado Boni
Adineu Santesso	José Sergio Bordin	Sérgio Alexandre Figueiredo Clemente
Amilton Nieto	Leandro José Diniz	Marco Antonio Rossi
André Bernardino da Cruz Filho	Luis Carlos Furquim Vermieiro	Alexandre da Silva Glüher
Antonio Carlos Melhado	Mauricio Gomes Maciel	Alfredo Antônio Lima de Menezes
Antonio de Jesus Mendes	Volnei Wulff	Luiz Carlos Angelotti
Antonio José da Barbara	Wilson Reginaldo Martins	Antonio de Jesus Mendes
Arnaldo Nissental		Roberto Sobral Hollander
Aurélio Guido Pagani	Compensation Committee
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Fiscal Council
Clayton Camacho	Antônio Bornia	Sitting Members
Diaulas Morize Vieira Marcondes Junior	Mário da Silveira Teixeira Júnior	Domingos Aparecido Maia - Coordinator
Douglas Tevis Francisco	Luiz Carlos Trabuco Cappi	Nelson Lopes de Oliveira
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	Ricardo Abecassis Espírito Santo Silva
Eurico Ramos Fabri	Milton Matsumoto	Deputy Members
Fernando Antônio Tenório	Sérgio Nonato Rodrigues	João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

General Accounting Department
Marcos Aparecido Galende		Ombudsman Department
Accountant-CRC 1SP201309/O-6		Júlio Alves Marques - Ombudsman

206	Report on Economic and Financial Analysis – September 2012

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

Report on the Review of the Interim Consolidated Financial Information

To the Board of Directors and Shareholders of Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of September 30, 2012 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three and nine month periods then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial statements”).

Management’s Responsibility for the interim consolidated financial information

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (Bacen). Our responsibility is to express a conclusion on these interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in score than an audit conducted in accordance with auditing standards and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the interim consolidated financial information above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Interim consolidated statements of value added

We also reviewed the interim consolidated statements of value added for the three and nine month periods ended September 30, 2012, which were prepared under Bradesco's Management responsibility and presented as supplemental information. These aforementioned statements were subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe they were not prepared, in all material respects, in relation to the other interim consolidated financial information taken as a whole.

Osasco, October 19, 2012

Original report in Portuguese signed by
KPMG Auditores Independentes
CRC 2SP014428/O-6

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

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Fiscal Council’s Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the third quarter of 2012, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the accounting practices adopted in Brazil, applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company's equity and financial position.

Cidade de Deus, Osasco, São Paulo, October 19, 2012

     Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

208	Report on Economic and Financial Analysis – September 2012

For further information, please contact:

Board of Executive Officers

 Luiz Carlos Angelotti

Managing Director and Investor Relations Officer

Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department

Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.